UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica - Half yearly financial Report January June 2024	2

Telefónica
since 1924

First Half 2024

Report on limited review, Condensed consolidated interim financial statements and Consolidated interim management report for the six-month period ended June 30, 2024

Telefónica, S.A. and subsidiaries composing the Telefónica Group pwc

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Report on limited review of condensed consolidated interim financial statements

To the shareholders of Telefónica, S.A.:

Introduction

We have performed a limited review of the accompanying condensed consolidated interim financial statements (hereinafter, the interim financial statements) of Telefónica, S.A. (hereinafter, the Parent company) and subsidiaries composing the Telefónica Group (hereinafter, the Group), which comprise the statement of financial position as at June 30, 2024, and the income statement, statement of comprehensive income, statement of changes in equity, statement of cash flows and related notes, all condensed and consolidated, for the six-month period then ended. The Parent company's directors are responsible for the preparation of these interim financial statements in accordance with the requirements of International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, for the preparation of condensed interim financial statements, as provided in Article 12 of Royal Decree 1362/2007. Our responsibility is to express a conclusion on these interim financial statements based on our limited review.

Scope of review

We conducted our limited review in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A limited review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A limited review is substantially less in scope than an audit conducted in accordance with legislation governing the audit practice in Spain and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on these interim financial statements.

Conclusion

Based on our limited review, that cannot be considered as an audit, nothing has come to our attention that causes us to believe that the accompanying interim financial statements for the six-month period ended June 30, 2024 have not been prepared, in all material respects, in accordance with the requirements of International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, as provided in Article 12 of Royal Decree 1362/2007, for the preparation of condensed interim financial statements.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es
1

R. M. Madrid, hoja M-63.988, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - NIF: B-79031290

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Emphasis of matter

We draw attention to note 2 of the interim financial statements, in which it is mentioned that these interim financial statements do not include all the information required in a complete set of consolidated financial statements prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and therefore the accompanying condensed consolidated interim financial statements should be read together with the consolidated annual accounts of the Group for the year ended December 31, 2023. Our conclusion is not modified in respect of this matter.

Other matters

Consolidated interim management report

The accompanying consolidated interim management report for the six-month period ended June 30, 2024 contains the explanations which the Parent company's directors consider appropriate regarding the principal events of this period and their impact on the interim financial statements presented, of which it does not form part, as well as the information required under the provisions of Article 15 of Royal Decree 1362/2007. We have verified that the accounting information contained in this management report is in agreement with that of the interim financial statements for the six-month period ended June 30, 2024. Our work as auditors is limited to checking the consolidated interim management report in accordance with the scope mentioned in this paragraph and does not include a review of information other than that obtained from Telefónica, S.A. and subsidiaries composing the Telefónica Group' accounting records.

Preparation of this review report

This report has been prepared at the request of the Board of Directors of Telefónica, S.A. in relation to the publication of the half-yearly financial report required by Article 100 of Law 6/2023, of March 17, on Securities Markets and Investment Services.

PricewaterhouseCoopers Auditores, S.L.

Vanesa González Prieto

July 31, 2024

2

First Half 2024

Condensed consolidated interim financial statements and Consolidated interim management report for the six-month period ended June 30, 2024

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Condensed Consolidated Interim Financial Statements 2024

Condensed Consolidated Interim Financial Statements 2024

Telefónica Group
Consolidated statements of financial position

Millions of euros	Notes	06/30/2024	12/31/2023
ASSETS
A) NON-CURRENT ASSETS		81,161	83,568
Intangible assets	(Note 5)	10,625	11,370
Goodwill	(Note 6)	17,874	18,708
Property, plant and equipment	(Note 7)	22,317	22,944
Rights of use	(Note 21)	7,671	8,448
Investments accounted for by the equity method	(Note 8)	8,845	8,590
Financial assets and other non-current assets	(Note 10)	7,730	7,268
Deferred tax assets	(Note 24)	6,099	6,240
B) CURRENT ASSETS		20,652	20,756
Inventories	(Note 11)	986	929
Receivables and other current assets	(Note 12)	10,097	10,132
Tax receivables	(Note 24)	1,389	1,193
Other current financial assets	(Note 13)	2,243	1,078
Cash and cash equivalents	(Note 14)	5,268	7,151
Non-current assets and disposal groups held for sale	(Note 27)	669	273
TOTAL ASSETS (A+B)		101,813	104,324

	Notes	06/30/2024	12/31/2023
EQUITY AND LIABILITIES
A) EQUITY		24,753	27,096
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 15)	21,016	21,852
Equity attributable to non-controlling interests	(Note 15)	3,737	5,244
B) NON-CURRENT LIABILITIES		52,890	53,829
Non-current financial liabilities	(Note 16)	33,813	33,360
Non-current lease liabilities	(Note 21)	5,824	6,708
Payables and other non-current liabilities	(Note 18)	3,631	3,605
Deferred tax liabilities	(Note 24)	2,885	2,702
Non-current provisions	(Note 20)	6,737	7,454
C) CURRENT LIABILITIES		24,170	23,399
Current financial liabilities	(Note 16)	4,467	3,701
Current lease liabilities	(Note 21)	2,171	2,239
Payables and other current liabilities	(Note 19)	14,218	13,957
Current tax payables	(Note 24)	1,397	1,869
Current provisions	(Note 20)	1,547	1,596
Liabilities associated with non-current assets and disposal groups held for sale	(Note 27)	370	37
TOTAL EQUITY AND LIABILITIES (A+B+C)		101,813	104,324
Unaudited data at June 30, 2024. The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 3

Condensed Consolidated Interim Financial Statements 2024

Telefónica Group
Consolidated income statements

Millions of euros	Notes	January- June 2024	January- June 2023
Revenues	(Note 4)	20,395	20,178
Other income	(Note 23)	569	664
Supplies		(6,496)	(6,550)
Personnel expenses		(2,890)	(2,936)
Other expenses	(Note 23)	(5,154)	(5,090)
Depreciation and amortization	(Notes 4, 5, 7 and 21)	(4,361)	(4,348)
OPERATING INCOME	(Note 4)	2,063	1,918
Share of income (loss) of investments accounted for by the equity method	(Notes 4 and 8)	18	(14)
Finance income		528	606
Exchange gains		1,196	1,011
Finance costs		(1,573)	(1,430)
Exchange losses		(930)	(977)
Net financial expense		(779)	(790)
PROFIT BEFORE TAX		1,302	1,114
Corporate income tax	(Note 24)	(229)	(230)
PROFIT FOR THE PERIOD		1,073	884
Attributable to equity holders of the Parent		979	760
Attributable to non-controlling interests		94	124
Basic and diluted earnings per share attributable to equity holders of the parent (euros)		0.15	0.11
Unaudited data. The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 4

Condensed Consolidated Interim Financial Statements 2024

Telefónica Group
Consolidated statements of comprehensive income

Millions of euros	January - June 2024	January - June 2023
Profit for the period	1,073	884
Other comprehensive (loss) income	(281)	1,423
Gains (losses) from financial assets measured at Fair value through comprehensive income	12	13
Income tax impact	(3)	(5)
	9	8
Gains (losses) on hedges	781	(380)
Income tax impact	(206)	80
Reclassification of (gains) losses included in the income statement	(445)	22
Income tax impact	114	(4)
	244	(282)
Gains (losses) on hedges costs	77	21
Income tax impact	(19)	(5)
Reclassification of (gains) losses included in the income statement	(4)	(5)
Income tax impact	1	1
	55	12
Share of gains (losses) recognized directly in equity of associates and others	8	(10)
Income tax impact	—	—
	8	(10)
Translation differences	(712)	1,595
Total other comprehensive (loss) income recognized in the period (Items that may be reclassified subsequently to profit or loss)	(396)	1,323
Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans	27	9
Income tax impact	(5)	(4)
	22	5
Gains (losses) from financial assets measured at fair value through comprehensive income	96	71
Income tax impact	—	—
Reclassification to reserve of gains (losses) from financial assets measured at Fair value through comprehensive income	—	24
	96	95
Share of (losses) gains recognized directly in equity of associates	(3)	—
	(3)	—
Total other comprehensive income (loss) recognized in the period (Items that will not be reclassified subsequently to profit or loss)	115	100
Total comprehensive income (loss) recognized in the period	792	2,307
Attributable to:
Equity holders of the parent and other holders of equity instruments	1,060	1,918
Non-controlling interests	(268)	389
	792	2,307
Unaudited data. The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 5

Condensed Consolidated Interim Financial Statements 2024

Telefónica Group
Consolidated statements of changes in equity

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Fair value financial assets	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2023	5,750	3,751	(429)	7,550	1,059	24,895	(301)	313	(50)	(20,686)	21,852	5,244	27,096
Profit for the period	—	—	—	—	—	979	—	—	—	—	979	94	1,073
Other comprehensive income (loss) for the period	—	—	—	—	—	15	104	255	61	(354)	81	(362)	(281)
Total comprehensive income (loss) for the period	—	—	—	—	—	994	104	255	61	(354)	1,060	(268)	792
Dividends and distribution of profit (Note 15)	—	—	—	—	91	(1,782)	—	—	—	—	(1,691)	(55)	(1,746)
Capital reduction (Nota 15)	(80)	(230)	310	—	—	—	—	—	—	—	—	—	—
Net movement in treasury shares	—	—	(8)	—	—	(76)	—	—	—	—	(84)	—	(84)
Acquisitions and disposals of non-controlling interests and business combinations (Note 2)	—	—	—	—	—	42	—	—	—	—	42	(1,184)	(1,142)
Undated deeply subordinated securities (Note 15)	—	—	—	3	—	(146)	—	—	—	—	(143)	—	(143)
Other movements	—	—	—	—	—	(20)	—	—	—	—	(20)	—	(20)
Financial position at June 30, 2024	5,670	3,521	(127)	7,553	1,150	23,907	(197)	568	11	(21,040)	21,016	3,737	24,753
Unaudited data.
The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 6

Condensed Consolidated Interim Financial Statements 2024

Telefónica Group
Consolidated statements of changes in equity

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available-for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2022	5,775	3,824	(341)	7,550	1,059	27,698	(449)	725	(30)	(20,723)	25,088	6,620	31,708
Profit for the period	—	—	—	—	—	760	—	—	—	—	760	124	884
Other comprehensive income (loss) for the period	—	—	—	—	—	4	103	(276)	2	1,325	1,158	265	1,423
Total comprehensive income (loss) for the period	—	—	—	—	—	764	103	(276)	2	1,325	1,918	389	2,307
Dividends and distribution of profit (Note 15)	—	—	—	—	—	(1,701)	—	—	—	—	(1,701)	(229)	(1,930)
Capital reduction	(25)	(73)	98	—	—	—	—	—	—	—	—	—	—
Net movement in treasury shares	—	—	(73)	—	—	(26)	—	—	—	—	(99)	—	(99)
Acquisitions and disposals of non-controlling interests and business combinations (Note 2)	—	—	—	—	—	(57)	—	—	—	—	(57)	(647)	(704)
Undated deeply subordinated securities	—	—	—	—	—	(140)	—	—	—	—	(140)	—	(140)
Other movements	—	—	—	—	—	46	—	—	—	—	46	—	46
Financial position at June 30, 2023	5,750	3,751	(316)	7,550	1,059	26,584	(346)	449	(28)	(19,398)	25,055	6,133	31,188
Unaudited data.
The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 7

Condensed Consolidated Interim Financial Statements 2024
Telefónica Group
Consolidated statements of cash flows

Millions of euros	Notes	January - June 2024	January - June 2023
Cash received from operations	(Note 25)	24,509	23,790
Cash paid from operations	(Note 25)	(18,495)	(17,723)
Net payments of interest and other financial expenses net of dividends received	(Note 25)	(858)	(512)
Taxes (paid)/proceeds	(Note 25)	(556)	(266)
Net cash flow provided by operating activities	(Note 25)	4,600	5,289
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(Note 25)	(3,011)	(3,034)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	(Note 25)	7	969
Payments on investments in companies, net of cash and cash equivalents acquired	(Note 25)	(58)	(56)
Proceeds on financial investments not included under cash equivalents	(Note 25)	622	897
Payments on financial investments not included under cash equivalents	(Note 25)	(641)	(504)
(Payments)/proceeds for temporary financial investments		(1,024)	577
Net cash flow used in investing activities	(Note 25)	(4,105)	(1,151)
Dividends paid	(Note 25)	(972)	(1,141)
Proceeds from share capital increase with minority interest	(Note 25)	—	113
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(Note 25)	(1,135)	(800)
Operations with other equity holders	(Note 25)	(200)	(195)
Proceeds on issuance of debentures and bonds, and other debts	(Note 25)	1,750	—
Proceeds on loans, borrowings and promissory notes	(Note 25)	1,098	962
Repayments of debentures and bonds, and other debts	(Note 25)	(1,112)	(1,352)
Repayments of loans, borrowings and promissory notes	(Note 25)	(501)	(525)
Lease principal payments	(Note 21)	(1,130)	(1,076)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(Note 16)	(101)	(84)
Net cash used in financing activities	(Note 25)	(2,303)	(4,098)
Effect of changes in exchange rates		(81)	15
Cash reclassified to assets held for sale	(Note 27)	6	(10)
Net increase (decrease) in cash and cash equivalents during the period		(1,883)	45
CASH AND CASH EQUIVALENTS AT JANUARY 1	(Note 14)	7,151	7,245
CASH AND CASH EQUIVALENTS AT JUNE 30	(Note 14)	5,268	7,290
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION
BALANCE AT JANUARY 1	(Note 14)	7,151	7,245
Cash on hand and at banks		6,265	6,653
Other cash equivalents		886	592
BALANCE AT JUNE 30	(Note 14)	5,268	7,290
Cash on hand and at banks		4,028	6,118
Other cash equivalents		1,240	1,172
Unaudited data.
The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 8

Condensed Consolidated Interim Financial Statements 2024
Telefónica, S.A. and subsidiaries composing the Telefónica Group

Notes to the condensed consolidated interim financial statements for the six-months ended June 30, 2024

Telefónica, S.A. 9

Condensed Consolidated Interim Financial Statements 2024

Note 1. Background and general information
Telefónica, S.A. and its subsidiaries and investees (hereinafter “Telefónica”, “the Company”, the “Telefónica Group” or "the Group”) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of wireline and wireless telephony, broadband, internet, data traffic, Pay TV and other digital services.
The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).
As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.
In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

Note 2. Basis of presentation of the consolidated financial statements
The condensed consolidated interim financial statements for the six-month period ended June 30, 2024 (hereinafter, the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007, of October 19. Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the consolidated financial statements (Consolidated annual accounts) for the year ended December 31, 2023.
The accompanying interim financial statements were approved by the Company’s Board of Directors at its meeting of July 30, 2024.
The figures in these interim financial statements are expressed in millions of euros, unless otherwise indicated, and may therefore be rounded.
Comparison of information
Comparisons in the accompanying interim financial statements refer to the six-month periods ended June 30, 2024 and 2023, except in the consolidated statement of financial position, which compares information at June 30, 2024 and at December 31, 2023.
The main changes in the consolidation scope are described in Appendix I.
With respect to seasonality, the historical performance of consolidated results does not indicate that the operations of the Group, taken as a whole, are subject to significant variations between the first and second halves of the year.
Exchange rates evolution

Variation of average exchange rates versus euro	First half (2024 vs 2023)
Brazilian real	(0.2%)
Pound sterling	2.5%
New peruvian sol	0.2%
Chilean peso	(14.3%)
Colombian peso	16.8%
Mexican peso	6.1%

Telefónica, S.A. 10

Condensed Consolidated Interim Financial Statements 2024

Variation of closing exchange rates versus euro	06/30/2024 vs 12/31/2023
Brazilian real	(10.0%)
Pound sterling	2.7%
New Peruvian sol	0.0%
Argentine peso (*)	(8.4%)
Chilean peso	(4.0%)
Colombian peso	(4.8%)
Mexican peso	(4.2%)
(*) Given Argentina's hyperinflationary economy, the income statement and cash flow statement of companies operating in this country, after adjustment for inflation, are converted at the closing exchange rate. The inflation rate in Argentina for the first half of 2024 has been 79.8% (50.7% in the first half of 2023).

In the first half of 2024, there was a negative impact on Equity attributable to equity holders of the Parent Company for translation differences amounting to 354 million euros (see Note 15), mainly due to the depreciation of the Brazilian real.
Public Offer for the Acquisition of Shares of Telefónica Deutschland
On November 7, 2023, Telefónica, through its subsidiary Telefónica Local Services GmbH, launched a partial voluntary public tender offer for shares of Telefónica Deutschland Holding AG (“Telefónica Deutschland”). The Offer acceptance period began on December 5, 2023 and ended on January 17, 2024.
At the date of the Offer announcement, Telefónica was the owner, directly or indirectly, of 71.81% of the share capital and voting rights of Telefónica Deutschland and, consequently, the Offer was announced on shares representing approximately the remaining 28.19%.
On December 31, 2023, Telefónica owned 82.43% of the share capital of Telefónica Deutschland (70.58% as of December 31, 2022), having made direct purchases on the market for an amount of 816 million euros.
These purchases made in 2023 produced an increase of 46 million euros in the equity attributed to the parent company and a decrease of 866 million euros in the equity attributed to minority interests.
The Offer was settled on January 26, 2024 reaching 94.12% of the share capital, including acquisitions through the Offer and acquisitions in the market until that date.
On March 7, 2024, a public exclusion offer was launched with the objective of acquiring the shares of Telefónica Deutschland that at that time were not directly or indirectly owned by Telefónica (the “Exclusion Offer”). The consideration offered to Telefónica Deutschland shareholders was 2.35 euros in cash for each share. The completion of the offer was on April 18, 2024.
Once the exclusion offer was completed, and also linked to direct purchases on the market, Telefónica reached 96.85% of the share capital and voting rights of Telefónica Deutschland.
These purchases made in the first half of 2024 produced an increase of 27 million euros in the equity attributed to the parent company and a decrease of 1,058 million euros in the equity attributed to minority interests (see Note 15).
Alternative measures not defined in IFRS
The Management of the Group uses a series of measures in its decision-making, in addition to those expressly defined in the IFRS, because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.
Modifications in 2024
Starting in 2024, Telefónica has made modifications to some of its alternative performance measures. The purpose of the change is to simplify and strengthen the alignment of financial objectives with the consolidated results reported, facilitating their understanding.
In recent years, EBITDA (previously called Operating profit before depreciation and amortization, or OIBDA) had been the main operating measure for the Group's objectives. Currently, in addition to EBITDA, the Company has provided objectives on CapEx ex spectrum and EBITDAaL-CapEx ex spectrum, implicitly indicating EBITDAaL, in line with sector trends and taking into account the importance of leases in operations. For this reason, EBITDA (previously OIBDA) is no longer explicitly presented in the consolidated income statements, although its reconciliation with the Profit for the period is presented below, along with the rest of the operating metrics.
Likewise, in 2024 the definition of the Free Cash Flow measure has been modified. Now the coupon payments of hybrid instruments (undated deeply subordinated securities), the payments of employee benefit commitments (payment of the principal of the debt contracted), are deducted, and only the dividends received from the VMO2 joint venture are considered when they come from the free cash flow generated by this company (thus excluding cash inflows from possible recapitalizations of VMO2 which are decided annually based on market conditions). In this way, a clearer view of recurring available cash generation is provided.

Telefónica, S.A. 11

Condensed Consolidated Interim Financial Statements 2024
The definitions of the debt indicators (Net financial debt, Net financial debt plus leases, and Net financial debt plus leases and plus commitments) have not been modified.
Below is the definition of the main alternative measures not defined in the IFRS used by the Group, and their reconciliation with the financial statements.
EBITDA, EBITDAaL and EBITDAaL-CapEx ex spectrum
EBITDA is calculated by excluding from the result of the period the income tax, the net financial expense, the result of investments accounted for by the equity method and the depreciation and amortization of the period.
EBITDAaL (EBITDA after Leases) is calculated by deducting from EBITDA the expenses for amortization of the rights of use and the interest on lease liabilities (see Note 21).
EBITDAaL-CapEx ex spectrum is defined as EBITDAaL less investment in intangible assets and property, plant and equipment (CapEx), excluding those investments related to spectrum acquisitions.
We believe it is important to consider CapEx excluding spectrum acquisitions, along with EBITDAaL to more comprehensively evaluate the performance of the telecom business.
The Group uses these measures internally to evaluate business performance, to establish operational and strategic objectives and in the budgeting process. EBITDA, EBITDAaL and EBITDAaL-CapEx are commonly reported and widespread measures among analysts, investors and other stakeholders in the telecommunications sector, although they are not indicators defined in IFRS and may, therefore, not be comparable with other similar indicators used by other companies. These measures should not be considered as substitutes for Operating income.
The following table details the reconciliation between EBITDA, EBITDAaL and EBITDAaL-CapEx ex spectrum with the Telefónica Group's Profit for the period for the half-year periods ended June 30, 2024 and 2023:

Millions of euros	January - June 2024	January - June 2023
Profit for the period	1,073	884
Corporate income tax	229	230
Profit before taxes	1,302	1,114
Net financial expense	779	790
Share of income (loss) of investments accounted for the equity method	(18)	14
Operating income	2,063	1,918
Depreciation and amortization	4,361	4,348
EBITDA	6,424	6,266
Leases amortization (Note 21)	(1,121)	(1,051)
Financial expenses on lease liabilities (Note 21)	(256)	(197)
Operating income before depreciation and amortization and after leases (EBITDAaL)	5,047	5,018
Capital expenditures in intangible assets (Note 5)	767	612
Capital expenditures in property, plant and equipment (Note 7)	1,593	1,792
CapEx	2,360	2,404
Spectrum acquisitions (Note 5)	(61)	(12)
CapEx excluding spectrum acquisitions	2,299	2,392
EBITDAaL - CapEx excluding spectrum acquisitions	2,748	2,626

Telefónica, S.A. 12

Condensed Consolidated Interim Financial Statements 2024
The following tables present the reconciliation of EBITDA, EBITDAaL and EBITDAaL-CapEx ex spectrum to Operating income for each business segment for the six-month periods ended June 30, 2024 and 2023:

January - June 2024
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Elimina-tions	Total Group
Operating income	1,123	221	786	4	(180)	109	2,063
Depreciation and amortization	1,108	1,111	1,250	778	130	(16)	4,361
EBITDA	2,231	1,332	2,036	782	(50)	93	6,424
Rights of use amortization	(286)	(340)	(305)	(186)	(13)	9	(1,121)
Financial expenses for leases	(28)	(28)	(145)	(55)	(2)	2	(256)
EBITDAaL	1,917	964	1,586	541	(65)	104	5,047
CapEx	720	466	770	343	67	(6)	2,360
Spectrum acquisitions	—	—	(2)	(59)	—	—	(61)
CapEx excluding spectrum acquisitions	720	466	768	284	67	(6)	2,299
EBITDAaL - CapEx excluding spectrum acquisitions	1,197	498	818	257	(132)	110	2,748

January - June 2023
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Elimina-tions	Total Group
Operating income	1,140	122	710	(23)	(18)	(13)	1,918
Depreciation and amortization	1,083	1,153	1,195	821	115	(19)	4,348
EBITDA	2,223	1,275	1,905	798	97	(32)	6,266
Rights of use amortization	(238)	(327)	(304)	(180)	(11)	9	(1,051)
Financial expenses for leases	(16)	(13)	(118)	(48)	(1)	(1)	(197)
EBITDAaL	1,969	935	1,483	570	85	(24)	5,018
CapEx	754	504	704	337	105	—	2,404
Spectrum acquisitions	(20)	—	33	(24)	(1)	—	(12)
CapEx excluding spectrum acquisitions	734	504	737	313	104	—	2,392
EBITDAaL - CapEx excluding spectrum acquisitions	1,235	431	746	257	(19)	(24)	2,626
Debt indicators
As calculated by us, net financial debt includes:
A. Adding the following liabilities:
i. Current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives),
ii. Other liabilities included in "Payables and other non-current liabilities", "Payables and other current liabilities" and "Current tax payables" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component and supplier financing for customer financing of terminal sales), and
iii. Financial liabilities included in "Liabilities associated with non-current assets held for sale".
B. Subtracting the following amounts from the resulting amount of the preceding step:
i. Cash and cash equivalents,
ii. Other current financial assets (which include short-term derivatives),

Telefónica, S.A. 13

Condensed Consolidated Interim Financial Statements 2024
iii. Cash and other financial assets included in "Non-current assets and disposal groups classified as held for sale",
iv. The positive mark-to-market value of derivatives with a maturity beyond one year,
v. Other interest-bearing assets (included in "Financial assets and other non-current assets", "Receivables and other current assets" and "Tax receivables" in our consolidated statement of financial position). "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long-term financial assets, and "Receivables and other current assets" includes the customer financing of terminal sales classified as short-term.
vi. Mark-to-market adjustment by cash flow hedging activities related to debt.
vii. Fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits.
The indicator net financial debt plus leases is calculated by adding lease liabilities calculated under IFRS 16 (including those corresponding to companies held for sale) to net financial debt and deducting assets from subleases.
We calculate net financial debt plus commitments by adding gross commitments related to employee benefits and the fair value of the derivatives used for the economic hedging of such commitments to net financial debt, and deducting the value of long-term assets associated with those commitments related to employee benefits and the tax benefits arising from the future payments of those commitments related to employee benefits. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
We believe that net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use them to calculate internally certain solvency and leverage ratios. Nevertheless, none of them as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The following table details the reconciliation between the gross financial debt according to the consolidated statement of financial position, the net financial debt, the net financial debt plus leases, the net financial debt plus commitments and the net financial debt plus leases plus commitments of the Group Telefónica as of June 30, 2024 and December 31, 2023:

Telefónica, S.A. 14

Condensed Consolidated Interim Financial Statements 2024

Millions of euros	06/30/2024	12/31/2023
Non-current financial liabilities	33,813	33,360
Current financial liabilities	4,467	3,701
Gross financial debt (Note 16)	38,280	37,061
Cash and cash equivalents	(5,268)	(7,151)
Other assets included in "Other current financial assets"	(2,232)	(1,066)
Cash and other financial assets included in "Non-current assets and disposal groups classified as held for sale"	(8)	(13)
Positive mark-to-market value of long-term derivative instruments (notes 10 and 17)	(2,573)	(1,940)
Other liabilities included in "Payables and other non-current liabilities"	1,834	1,750
Other liabilities included in "Payables and other current liabilities" and "Current tax payables"	460	446
Other assets included in "Financial assets and other non-current assets"	(1,288)	(1,481)
Other assets included in "Receivables and other current assets"	(696)	(711)
Other current assets included in "Tax receivables"	—	—
Financial liabilities included in "Liabilities associated with non-current assets held for sale"	104	—
Mark-to-market adjustment by cash flow hedging activities related to debt	849	659
Fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits	(222)	(205)
Net financial debt	29,240	27,349
Lease liabilities	8,196	8,920
Net financial debt plus leases	37,436	36,269
Gross commitments related to employee benefits and associated economic hedging	5,620	6,159
Value of associated long-term assets	(117)	(114)
Tax benefits	(1,388)	(1,535)
Net commitments related to employee benefits	4,115	4,510
Net financial debt plus commitments	33,355	31,859
Net financial debt plus leases plus commitments (*)	41,551	40,779
(*) Includes assets and liabilities considered to be Net financial debt plus leases plus commitments related to employee benefits for companies classified as held for sale (see Note 27).
Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows (see Note 25); deducting (Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net, (excluding spectrum payments), dividends paid to minority shareholders, hybrid instruments coupons payments and lease principal payments. Possible recapitalizations are excluded from the collection of dividends received from the VMO2 joint venture.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders. The same measure is used internally by our management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The following table presents the reconciliation between Telefónica Group’s Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows (see Note 25) and the free cash flow according to the new definition explained above for the six-months periods ended June 30, 2024 and 2023:

Telefónica, S.A. 15

Condensed Consolidated Interim Financial Statements 2024

Millions of euros	Enero - junio 2024	Enero - junio 2023
Net cash flow provided by operating activities (Note 25)	4,600	5,289
Except: dividends received from VMO2 from recapitalizations (Note 25)	—	(373)
(Payments on investments)/Proceeds from the sale of property, plant and equipment and intangible assets, net (Note 25)	(3,011)	(3,034)
Except: Spectrum payments (Note 25)	12	26
Dividends paid to minority shareholders (Note 25)	(108)	(288)
Hybrid instruments coupon payments (Note 25)	(200)	(195)
Lease principal payments (notes 21 and 25)	(1,130)	(1,076)
Free cash flow	163	349
Note 3. Accounting policies
The accounting policies applied in the preparation of the interim financial statements for the six-month period ended June 30, 2024 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2023, except for the following new amendments to existing standards published by the International Accounting Standards Board (IASB) and endorsed by the European Union for application in Europe, which are effective for annual periods beginning on or after January 1, 2024.
The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these new pronouncements.
Classification of Liabilities as Current or Non-Current – Amendments to IAS 1
The amendments clarify whether debt and other liabilities with an uncertain settlement date should be classified as current or non-current in the statement of financial position, depending on the rights that exist at the end of the reporting period. The amendments also address the classification requirements for debt a company might settle by converting it into equity.
The amendments clarify, not change, existing requirements and affect only the presentation of liabilities in the statement of financial position — not the amount or timing of recognition of any asset, liability income or expenses, or the information that entities disclose about those items.
The application of these amendments for the current reporting period did not have a significant impact on the Group’s interim financial statements.
Non-current Liabilities with Covenants – Amendments to IAS 1
These amendments are intended to improve the information companies provide about long-term debt with covenants by enabling investors to understand the risk that such debt could become repayable within twelve months.
IAS 1 requires a company to classify debt as non-current only if the company can avoid settling the debt in the 12 months after the reporting date. However, a company’s ability to do so is often subject to complying with covenants. These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements.
The application of these amendments for the current reporting period did not have a significant impact on the Group’s interim financial statements.
Lease Liability in a Sale and Leaseback Transaction – Amendments to IFRS 16
These narrow-scope amendments to IFRS 16 provide specific guidelines for measuring the lease liability arising in sale and leaseback transactions for seller-lessees in a way that does not result in the recognition of any amount of the gain or loss that relates to the right of use it retains.
The application of these amendments for the current reporting period did not have a significant impact on the Group’s interim financial statements.

Telefónica, S.A. 16

Condensed Consolidated Interim Financial Statements 2024
Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7
These amendments clarify the characteristics of supplier finance arrangements and introduce new disclosure requirements about such arrangements. The new disclosures are intended to provide information that enables investors to understand the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.
As a transitional relief, during this first year of application, entities are not required to disclose specified opening balances or comparative information, and the new disclosures are only required for annual periods (i.e. the new disclosures are not required for interim periods). Thus, the amendments had no impact on the Group’s interim financial statements.
New standards and amendments to standards issued but not effective as of June 30, 2024
At the date of preparation of the interim consolidated financial statements, the following IFRS and amendments had been published by the IASB, but their application was not mandatory:

Standards and Amendments to Standards		Mandatory application: annual periods beginning on or after
Amendments to IAS 21	Lack of Exchangeability	January 1, 2025
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Annual Improvements to IFRS Accounting Standards—Volume 11		January 1, 2026
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
The Group is currently assessing the impact that the adoption of these new pronouncements will have on the consolidated financial statements in the initial period of application. In particular, the application of the amendment to IAS 21 regarding the lack of currency exchangeability, which has been published but is not yet effective, could have a significant impact on the Group’s consolidated financial statements both upon adoption and prospectively. This amendment requires an entity to apply a consistent approach to assessing whether a currency is exchangeable into another currency at a measurement date and for a specified purpose and, when it is not, to determining the exchange rate to use and the disclosures to provide.

Telefónica, S.A. 17

Condensed Consolidated Interim Financial Statements 2024

Note 4. Segment financial information
In 2024 the Telefónica Group is reporting financial information, both internally and externally, according to the following segments: Telefónica Spain, VMO2 (accounted for under the equity method), Telefónica Germany, Telefónica Brazil and Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay). There have been no changes in the definition of the segments with respect to the previous year.
The segments referred to above include the information related to the fixed, wireless, cable, data, internet and television and other digital services provided in each country. Inter-segment transactions are carried out at market prices.
Information relating to other Group companies not specifically included in these segments is reported under "Other companies", which includes Telefónica, S.A. and other holding companies whose main purpose is to provide cross-sectional services to Group companies, and other operations not included in the segments. The Incremental Group and BE-terna Group, acquired in 2022, and Cancom Group, acquired in 2021, are reported within "Other companies". "Other companies" also includes the share of results of investments accounted for by the equity method corresponding to fiber optic companies in which Telefónica Infra, S.L. has ownership interests (see Note 8).
The Group centrally manages borrowing activities, mainly through Telefónica, S.A. and other companies not included in the segments, so most of the Group's financial assets and liabilities are reported under "Other companies". In addition, Telefónica, S.A. is the head of the Telefónica tax group in Spain. Therefore, a significant part of the deferred tax assets and liabilities are included under "Other companies". For these reasons, the results of the segments are disclosed up to operating income.
Revenues and expenses arising from intra-group invoicing for the use of the trademark and management services were eliminated from the operating results of each Group segment. The results of the holding companies also exclude dividends from Group companies and impairments of investments in Group companies. These adjustments have no impact on the Group’s consolidated results. In addition, segment reporting considers the impact of the purchase price allocation to the assets acquired and the liabilities assumed by the companies included in each segment. In this sense, the assets and liabilities presented in each segment are those managed by the heads of each segment, regardless of their legal structure.

Telefónica, S.A. 18

Condensed Consolidated Interim Financial Statements 2024

The following table presents income, CapEx information (capital expenditures in intangible assets and property, plant and equipment, see Notes 5 and 7) and acquisitions of rights of use (see Note 21) of the fully consolidated reportable segments:

January - June 2024
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	6,245	—	4,189	4,960	4,304	1,808	(1,111)	20,395
External revenues	6,113	—	4,175	4,953	4,249	903	2	20,395
Inter-segment revenues	132	—	14	7	55	905	(1,113)	—
Other operating income and expenses (1)	(4,014)	—	(2,857)	(2,924)	(3,522)	(1,858)	1,204	(13,971)
EBITDA	2,231	—	1,332	2,036	782	(50)	93	6,424
Depreciation and amortization	(1,108)	—	(1,111)	(1,250)	(778)	(130)	16	(4,361)
Operating income	1,123	—	221	786	4	(180)	109	2,063
Share of (loss) income of investments accounted for by the equity method	(9)	62	—	—	(10)	(25)	—	18
Capital expenditures (CapEx)	720	—	466	770	343	67	(6)	2,360
Acquisitions of rights of use	173	—	186	229	159	21	(3)	765
(1) Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.

Telefónica, S.A. 19

Condensed Consolidated Interim Financial Statements 2024

January - June 2023
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	6,183	—	4,192	4,645	4,489	1,718	(1,049)	20,178
External revenues	6,024	—	4,178	4,637	4,440	897	2	20,178
Inter-segment revenues	159	—	14	8	49	821	(1,051)	—
Other operating income and expenses (1)	(3,960)	—	(2,917)	(2,740)	(3,691)	(1,621)	1,017	(13,912)
EBITDA	2,223	—	1,275	1,905	798	97	(32)	6,266
Depreciation and amortization	(1,083)	—	(1,153)	(1,195)	(821)	(115)	19	(4,348)
Operating income	1,140	—	122	710	(23)	(18)	(13)	1,918
Share of (loss) income of investments accounted for by the equity method	(9)	16	—	—	5	(26)	—	(14)
Capital expenditures (CapEx)	754	—	504	704	337	105	—	2,404
Acquisitions of rights of use	292	—	362	98	205	10	(18)	949
(1) Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.

Telefónica, S.A. 20

Condensed Consolidated Interim Financial Statements 2024

The table below shows the income, CapEx and acquisitions of rights of use of VMED O2 UK Ltd. VMED O2 UK Ltd is a joint venture 50% owned by Telefónica and Liberty Group and is recorded under the equity method (see Note 8). The tables below show the information of the joint venture at 100%.

VMO2
Millions of euros	January-June, 2024	January-June, 2023
Revenues	6,157	6,063
Other operating income and expenses	(3,969)	(3,959)
EBITDA	2,188	2,104
Depreciation and amortization	(1,667)	(2,019)
Operating income	521	85
Share of income (loss) of investments accounted for by the equity method	1	2
Financial income	24	18
Financial expenses	(788)	(664)
Realised and unrealised gains on derivative instruments, net	332	(27)
Foreign currency transaction losses, net	(19)	644
Net financial expense	(451)	(29)
Result before taxation	71	58
Taxes	(35)	(37)
Result for the period (100% VMO2)	36	21
50% attributable to Telefónica Group	18	10
Share-based compensation	1	6
Sale of a minority interest in Cornerstone	46	—
Other adjustments	(3)	—
Share of income (loss) of investments accounted for by the equity method	62	16
Capital expenditures (CapEx) (100% VMO2)	1,254	1,209
Acquisitions of rights of use (100% VMO2)	162	61

Telefónica, S.A. 21

Condensed Consolidated Interim Financial Statements 2024

The segmentation of assets and liabilities of the reportable segments is as follows:

June 2024
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,080	—	10,800	16,706	7,021	2,219	(10)	50,816
Rights of use	1,653	—	3,038	1,949	977	121	(67)	7,671
Investments accounted for by the equity method	226	8,048	—	4	205	362	—	8,845
Financial assets and other non-currents assets	1,083	—	856	973	1,529	7,758	(4,469)	7,730
Deferred tax assets	2,539	—	561	327	770	1,902	—	6,099
Other current financial assets	34	—	16	61	295	5,165	(3,328)	2,243
Non-current assets and disposal groups held for sale	—	—	—	—	669	—	—	669
Total allocated assets	26,814	8,048	17,701	24,012	15,537	23,658	(13,957)	101,813
Non-current financial liabilities	748	—	1,098	610	6,046	29,883	(4,572)	33,813
Non-current lease liabilities	1,077	—	2,279	1,588	870	47	(37)	5,824
Deferred tax liabilities	77	—	261	843	776	928	—	2,885
Current financial liabilities	1,207	—	559	36	1,334	7,421	(6,090)	4,467
Current lease liabilities	479	—	607	706	384	19	(24)	2,171
Liabilities associated with non-current assets and disposal groups held for sale	—	—	—	—	370	—	—	370
Total allocated liabilities	15,965	—	9,467	9,454	13,639	42,430	(13,895)	77,060

Telefónica, S.A. 22

Condensed Consolidated Interim Financial Statements 2024

December 2023
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,186	—	11,114	18,749	6,742	2,243	(12)	53,022
Rights of use	1,771	—	3,203	2,258	1,179	111	(74)	8,448
Investments accounted for by the equity method	233	7,774	—	3	219	361	—	8,590
Financial assets and other non-currents assets	1,058	—	962	1,054	1,374	7,384	(4,564)	7,268
Deferred tax assets	2,676	—	538	406	738	1,882	—	6,240
Other current financial assets	36	—	10	55	272	3,660	(2,955)	1,078
Non-current assets and disposal groups held for sale	—	—	—	—	273	—	—	273
Total allocated assets	27,119	7,774	18,565	26,114	15,019	23,096	(13,363)	104,324
Non-current financial liabilities	695	—	1,235	688	6,164	28,948	(4,370)	33,360
Non-current lease liabilities	1,223	—	2,559	1,817	1,111	44	(46)	6,708
Deferred tax liabilities	82	—	254	927	601	838	—	2,702
Current financial liabilities	1,458	—	286	48	768	6,960	(5,819)	3,701
Current lease liabilities	486	—	555	725	476	20	(23)	2,239
Liabilities associated with non-current assets and disposal groups held for sale	—	—	—	—	37	—	—	37
Total allocated liabilities	16,869	—	9,937	9,837	13,720	40,159	(13,294)	77,228

Telefónica, S.A. 23

Condensed Consolidated Interim Financial Statements 2024

The detail of assets and liabilities of VMED O2 UK Ltd is as follows (amounts corresponding to 100% of the company, see Note 8):

VMO2
Millions of euros	30/6/2024	31/12/2023
Fixed assets	39,542	38,817
Rights of use	831	773
Financial assets and other non-currents assets	1,765	1,741
Deferred tax assets	350	366
Other current financial assets	767	569
Total assets	47,663	46,455
Non-current financial liabilities	21,433	21,061
Non-current lease liabilities	732	663
Deferred tax liabilities	1	1
Current financial liabilities	4,529	4,165
Current lease liabilities	187	201
Total liabilities	31,467	30,727

Telefónica, S.A. 24

Condensed Consolidated Interim Financial Statements 2024

The detail of revenues of the fully consolidated reportable segments is as follows:

Millions of euros	January - June 2024				January - June 2023
Segments	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total
T. Spain (1)				6,245				6,183
T. Germany	424	3,754	11	4,189	409	3,774	9	4,192
T. Brazil	1,443	3,517	—	4,960	1,407	3,238	—	4,645
T. Hispam	1,456	2,848	—	4,304	1,508	2,981	—	4,489
Other and inter-segment eliminations			697	697			669	669
Total Group				20,395				20,178
Note: In the countries of Telefónica Hispam segment with separate fixed and mobile operating companies, intercompany revenues were not considered.
(1) The detail of revenues for Telefónica Spain is shown in the table below.
Given the convergence reached at Telefónica Spain due to the high penetration of the convergent offers, the revenue breakdown by fixed and mobile is less relevant in this segment. For this reason, the following revenue breakdown is shown, which Management believes is more meaningful.

Millions of euros
Telefónica Spain	January - June 2024	January - June 2023
Retailers	4,960	4,857
Wholesalers, mobile handsets and others	1,285	1,326
Total	6,245	6,183

Telefónica, S.A. 25

Condensed Consolidated Interim Financial Statements 2024
Note 5. Intangible assets
The composition and movements in "intangible assets" in the first half of 2024 and 2023 are as follows:

January-June 2024
Millions of euros	Balance at 12/31/2023	Additions	Amortization	Transfers and others	Translation differences and hyperinflation adjustments	Balance at 06/30/2024
Service concession arrangements and licenses	6,886	61	(395)	(116)	(36)	6,400
Software	3,089	192	(694)	578	(108)	3,057
Customer base	386	—	(127)	—	—	259
Trademarks	235	—	(16)	—	(11)	208
Other intangible assets	58	9	(11)	2	(1)	57
Intangible assets in process	716	505	—	(565)	(12)	644
Total intangible assets	11,370	767	(1,243)	(101)	(168)	10,625

January-June 2023
Millions of euros	Balance at 12/31/2022	Additions	Amortization	Transfers and others	Translation differences and hyperinflation adjustments	Business acquisitions	Balance at 06/30/2023
Service concession arrangements and licenses	7,550	12	(405)	(21)	238	—	7,374
Software	2,800	191	(664)	639	89	—	3,055
Customer base	721	—	(179)	(4)	7	(3)	542
Trademarks	263	—	(17)	1	8	—	255
Other intangible assets	39	10	(9)	1	1	6	48
Intangible assets in process	644	399	—	(528)	13	—	528
Total intangible assets	12,017	612	(1,274)	88	356	3	11,802
"Transfers and others" in the first half of 2024 includes the reclassifications of network assets in Colombia amounted to 140 million euros to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 27).
CapEx additions by segment are detailed in Note 4.
The gross cost, accumulated amortization and impairment losses of intangible assets in the first half of 2024 and December 31, 2023 are as follows:

Balance at June 30, 2024
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	15,714	(9,134)	(180)	6,400
Software	18,114	(15,041)	(16)	3,057
Customer base	4,059	(3,800)	—	259
Trademarks	927	(720)	1	208
Other intangible assets	841	(781)	(3)	57
Intangible assets in process	653	—	(9)	644
Total intangible assets	40,308	(29,476)	(207)	10,625

Telefónica, S.A. 26

Condensed Consolidated Interim Financial Statements 2024

Balance at December 31, 2023
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	16,056	(9,061)	(109)	6,886
Software	17,851	(14,753)	(9)	3,089
Customer base	4,166	(3,780)	—	386
Trademarks	958	(723)	—	235
Other intangible assets	867	(805)	(4)	58
Intangible assets in process	724	—	(8)	716
Total intangible assets	40,622	(29,122)	(130)	11,370
Note 6. Goodwill
The movement in goodwill assigned to each Group segment was as follows:

January-June 2024
Millions of euros	Balance at 12/31/2023	Additions	Transfers	Exchange rate impact	Balance at 06/30/2024
Telefónica Spain	4,291	—	—	—	4,291
Telefónica Brazil	8,076	—	—	(809)	7,267
Telefónica Germany	4,386	—	—	—	4,386
Telefónica Hispam	1,108	—	(9)	(29)	1,070
Others	847	—	—	13	860
Total	18,708	—	(9)	(825)	17,874

January-June 2023
Millions of euros	Balance at 12/31/2022	Additions	Transfers	Exchange rate impact	Balance at 06/30/2023
Telefónica Spain	4,291	—	—	—	4,291
Telefónica Brazil	7,752	5	—	502	8,259
Telefónica Germany	4,386	—	—	—	4,386
Telefónica Hispam	1,215	—	(36)	58	1,237
Others	827	18	—	15	860
Total	18,471	23	(36)	575	19,033
On February 26, 2024, Colombia Telecomunicaciones S.A. ESP BIC and Colombia Móvil S.A. ESP signed a binding framework agreement for the implementation of a single mobile access network, through an independent company, as well as to share the use permission of spectrum through a Temporary Union. The amount in transfers of Telefónica Hispam in the first half of 2024 corresponds to the estimation of goodwill of the cash generating unit Telefónica Colombia allocated to this agreement, which has been reclassified to "Non-current assets and disposal groups held for sale" (see Note 27).
Transfers of Telefónica Hispam in the first half of 2023 corresponded to the estimation of goodwill of the cash generating unit Telefónica del Perú allocated to the agreement with the group Kohlberg Kravis Roberts – KKR & Co, Inc. for the entry of both companies, with 54% and 10%, respectively, into the share capital of Pangeaco, S.A.C. (see Note 27).
In order to test for impairment, goodwill was allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

Telefónica, S.A. 27

Condensed Consolidated Interim Financial Statements 2024

Millions of euros	06/30/2024	12/31/2023
Telefónica Spain	4,291	4,291
Telefónica Brazil	7,267	8,076
Telefónica Germany	4,386	4,386
Telefónica Hispam	1,070	1,108
Colombia	148	164
Ecuador	77	75
Chile	591	615
Peru	229	229
Uruguay	23	23
Others T. Hispam	2	2
Other companies	860	847
Telefónica Tech UK & Ireland	450	438
BE-terna	282	282
Others	128	127
TOTAL	17,874	18,708
At the end of 2023, the Group carried out the annual impairment test, using the business plans of the different CGUs to which the goodwill is allocated, approved by the Telefónica Board of Directors at the end of 2023.
As of June 30, 2024, the Group has evaluated the existence of indicators of impairment of the value of the
CGUs and has updated the sensitivity analysis of the impairment test carried out at the end of the previous year.
This evaluation has included, among other aspects: i) the examination of compliance of the main operating indicators in the first half of 2024 and the available forecasts for the end of the year; ii) the evolution of the macroeconomic situation and the applicable discount rates and perpetuity growth rates.
As a result of this analysis, the existing gap in the test of the previous year would be reduced in Telefónica Tech UK&I, BE-terna and Telefónica del Perú CGUs, although there is no indication of impairment that justifies the need to carry out a new impairment test at the end of June 30, 2024. In the case of the Telefónica del Perú CGU, affected by the difficult competitive environment, compliance with the operating indicators has been lower than estimated in the impairment test of the previous year. The Group is implementing compensatory measures, that will require monitoring in the second half of the year.
The Group will carry out the annual impairment test in the second half of the year, after the preparation, and approval by the Board of Directors of Telefónica, of the new business plans of the various cash-generating units to which the goodwill is allocated.
Note 7. Property, plant and equipment
The composition and movements in "Property, plant and equipment" in the first half of 2024 and 2023 are as follows:

January-June 2024
Millions of euros	Balance at 12/31/2023	Additions (*)	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Balance at 06/30/2024
Land and buildings	2,516	6	(101)	(5)	56	57	2,529
Plant and machinery	17,947	440	(1,792)	(6)	977	(213)	17,353
Furniture, tools and other items	618	28	(104)	(1)	81	12	634
PP&E in progress	1,863	1,095	—	(6)	(1,184)	33	1,801
Total PP&E	22,944	1,569	(1,997)	(18)	(70)	(111)	22,317
(*) Total additions of property, plant and equipment in the first half of 2024 amounted to 1,593 million euros, including the additions corresponding to companies held for sale during the period (see Note 2).

Telefónica, S.A. 28

Condensed Consolidated Interim Financial Statements 2024

January-June 2023
Millions of euros	Balance at 12/31/2022	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Balance at 06/30/2023
Land and buildings	2,641	4	(117)	(8)	61	67	2,648
Plant and machinery	18,165	378	(1,804)	(9)	1,201	489	18,420
Furniture, tools and other items	576	29	(102)	(1)	59	16	577
PP&E in progress	2,332	1,381	—	(6)	(1,577)	54	2,184
Total PP&E	23,714	1,792	(2,023)	(24)	(256)	626	23,829
"Transfers and others" in the first half of 2024 includes the reclassifications of network assets in Colombia amounted to 48 million euros to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 27).
"Transfers and others" in the first half of 2023 included the reclassifications of fiber optic assets in Peru amounted to 159 million euros to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 27).
"Additions" of CapEx by segment are detailed in Note 4.
The gross cost, accumulated depreciation and impairment losses of property, plant and equipment in the first half of 2024 and December 31, 2023 are as follows:

Balance at June 30, 2024
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	9,293	(6,676)	(88)	2,529
Plant and machinery	91,105	(73,303)	(449)	17,353
Furniture, tools and other items	5,360	(4,707)	(19)	634
PP&E in progress	1,818	—	(17)	1,801
Total PP&E	107,576	(84,686)	(573)	22,317

Balance at December 31, 2023
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	8,689	(6,116)	(57)	2,516
Plant and machinery	88,224	(70,001)	(276)	17,947
Furniture, tools and other items	5,190	(4,558)	(14)	618
PP&E in progress	1,877	—	(14)	1,863
Total PP&E	103,980	(80,675)	(361)	22,944

Telefónica, S.A. 29

Condensed Consolidated Interim Financial Statements 2024
Note 8. Associates and joint ventures
The detail of investments accounted for by the equity method and the share of (loss)/income of these investments is the following:

	% Holding	Investments accounted for by the equity method		Share of (loss) income of investments accounted for by the equity method
Millions of euros		6/30/2024	12/31/2023	January - June 2024	January - June 2023
VMED O2 UK Ltd	50%	8,048	7,774	62	16
Movistar Prosegur Alarmas	50%	223	230	(7)	(7)
FiBrasil Infraestructura e Fibra Ótica, S.A.	50%	89	100	—	(4)
Unsere Grüne Glasfaser	50%	95	97	(32)	(26)
Opal Jvco Limited (nexfibre)	25%	77	55	11	6
Utiq, S.A.	25%	4	5	(3)	—
Others		7	4	(2)	(3)
Joint ventures		8,543	8,265	29	(18)
Daytona Midco, S.L. (Nabiax)	20%	59	65	(6)	—
Adquira España, S.A.	44.44%	5	4	—	—
HoldCo Infraco SpA. (Onnet Fibra Chile)	40%	140	150	(7)	4
Alamo HoldCo S.L. (Onnet Fibra Colombia)	40%	11	14	(3)	(2)
Internet para todos S.A.C.	54.67%	54	55	(1)	2
Telefónica Factoring España, S.A.	50%	6	7	2	2
Telefónica Factoring do Brasil, Ltda.	50%	1	2	1	1
Telefónica Factoring Perú, S.A.C.	50%	2	3	—	—
Telefónica Factoring Colombia, S.A.	50%	1	1	—	—
Telefónica Factoring México, S.A.de C.V.	50%	—	1	—	—
Telefónica Factoring Chile, SpA.	50%	—	1	—	—
Telefónica Factoring Ecuador, S.A.	50%	—	—	—	—
Telefónica Renting, S.A.	50%	3	1	1	—
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A.	50%	17	18	—	1
Movistar Consumer Finance Colombia SAS	50%	—	—	—	(6)
Others		3	3	2	2
Associates		302	325	(11)	4
Total		8,845	8,590	18	(14)

Telefónica, S.A. 30

Condensed Consolidated Interim Financial Statements 2024
The detail of the movement in investments accounted for by the equity method in the first six months of 2024 and 2023 is as follows:

Investments accounted for by the equity method	Millions of euros
Balance at 31-12-2023	8,590
Additions	44
Translation differences and other comprehensive income (loss)	204
Income (loss)	18
Dividends	(8)
Transfers and others	(3)
Balance at 30-06-2024	8,845

Investments accounted for by the equity method	Millions of euros
Balance at 31-12-2022	11,587
Additions	49
Translation differences and other comprehensive income (loss)	355
Income (loss)	(14)
Dividends	(422)
Transfers and others	6
Balance at 30-06-2023	11,561
"Translation differences and other comprehensive income (loss)" in the first half of 2024 mainly includes the impact of the pound sterling appreciation associated with the investment in VMO2, amounting to 215 million euros (351 million euros depreciation in the first half of 2023).
In the first half of 2023, dividends amounting to 325 million pounds sterling were received from VMO2, equivalent to 373 million euros (see Note 25).
VMO2
Detail of the main items of the statement of financial position and income statement of VMED O2 UK Ltd.

Millions of euros	6/30/2024	12/31/2023
Non current assets	42,488	41,697
Intangible assets	8,050	8,379
Goodwill	20,980	20,427
Property, plant and equipment	10,512	10,011
Other non current assets	2,946	2,880
Current assets	5,175	4,758
Inventories	285	301
Current receivables and other current assets	3,319	2,882
Other current financial assets	767	567
Cash and cash equivalents	804	1,008
Total Assets	47,663	46,455
Non current liabilities	22,587	22,136
Non current financial liabilities	21,433	21,061
Non-current lease liabilities	732	663
Other non current liabilities	422	412
Current liabilities	8,880	8,591
Current financial liabilities	4,529	4,165
Current lease liabilities	187	201
Other current liabilities	4,164	4,225
Total liabilities	31,467	30,727
Equity attributable to non-controlling interests	175	261
Equity attributable to equity holders of the parent (100% VMO2)	16,021	15,467
50% Telefónica Group	8,010	7,734
Acquisition costs	61	61
Other adjustments	(23)	(21)
Investments accounted for by the equity method	8,048	7,774

Telefónica, S.A. 31

Condensed Consolidated Interim Financial Statements 2024

Millions of euros	January - June 2024	January - June 2023
Revenues	6,157	6,063
Other operating income	237	255
Operating expenses	(4,206)	(4,214)
Depreciation and amortization (1)	(1,667)	(2,019)
Operating income	521	85
Share of income (loss) of investments accounted for by the equity method	1	2
Financial income	24	18
Financial expenses	(788)	(664)
Realised and unrealised gains on derivative instruments, net (2)	332	(27)
Foreign currency transaction losses, net	(19)	644
Net financial expense	(451)	(29)
Result before taxation	71	58
Taxes	(35)	(37)
Result for the period (100% VMO2)	36	21
50% attributable to Telefónica Group	18	10
Share-based compensation (3)	1	6
Sale of a minority interest in Cornerstone	46	—
Other adjustments	(3)	—
Share of (loss) income of investments accounted for by the equity method	62	16
Other comprehensive income (100% VMO2)	(215)	(134)
(1) Includes amortization of the customer relationships recorded after the purchase price allocation, amounting to 501 million euros in the first half of 2024 (489 million euros in the first half of 2023).
(2) VMO2 entered into various derivative instruments to manage interest rate exposure and foreign currency exposure. Generally, VMO2 does not apply hedge accounting to their derivative instruments. Accordingly, changes in the fair values of most of their derivatives are recorded in finance results of their consolidated income statement.
(3) Amount related to incentive awards held by certain employees of VMO2 associated with ordinary shares of Liberty Global and Telefónica. Share-based compensation expense is included in Operating expenses in the consolidated income statement of VMO2.
Evaluation of indicators of impairment of the investment as of June 30, 2024
VMO2's management carried out the annual goodwill impairment test at the end of 2023. As a result of this analysis, VMO2 recorded an impairment of goodwill amounting to 3,107 million pounds sterling (approximately 3,572 million euros) in the second half of 2023, mainly due to the decrease in projected cash flows of VMO2 as a consequence of the effects of macroeconomic conditions and the competitive environment in the United Kingdom and the increase in the discount rate (WACC). 50% of this amount (approximately 1,786 million euros) was reflected in Telefónica's consolidated income statement for the second half of 2023, as its share in the loss of VMO2 accounted for by the equity method.
In accordance with IAS 28, as of June 30, 2024, the Group has evaluated whether there is any objective evidence of impairment of its net investment in VMO2, with respect to the impairment test carried out at the end of the 2023 financial year. Taking this framework into account, the relevant aspects of the investment in VMO2 as of June 30, 2024 have been evaluated, based on the company's current internal indicators and external factors.
In the first half of 2024, the main financial indicators of VMO2 have not shown substantial deviations with respect to the forecasts contemplated in the impairment test carried out at the end of 2023. Likewise, the evolution of the macroeconomic situation, the variation in discount rates and the variation in applicable perpetual growth rates have been analysed. After the analysis carried out, there are no indications that justify the need to carry out a new impairment test on the investment in VMO2 at the end of June 2024.
Commitments

Millions of euros	2024	2025	2026	2027	2028	2029	Thereafter	Total
Purchase commitments	546	365	186	146	125	97	—	1,465
Programming commitments	272	476	468	447	220	—	—	1,883
Network and connectivity commitments	940	196	74	32	28	23	200	1,493
Other commitments	160	304	298	248	217	205	88	1,520
Total commitments VMO2 (100%)	1,918	1,341	1,026	873	590	325	288	6,361

Telefónica, S.A. 32

Condensed Consolidated Interim Financial Statements 2024
Breakdown of balances and transactions of Telefónica Group companies with VMO2
The breakdown of balances and transactions related to associates and joint ventures recognized with VMO2 in the consolidated statement of financial position and consolidated income statement is as follows:

Millions of euros	6/30/2024	12/31/2023
Receivables and other assets	53	66
Payables and other liabilities	24	34

Millions of euros	January - June 2024	January - June 2023
Revenue from operations	65	65
Expenses from operations	21	37
Breakdown of balances and transactions with associates and joint ventures
The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and consolidated income statements is as follows:

	06/30/2024			12/31/2023
Millions of euros	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Credits and other financial assets	268	2	270	263	2	265
Receivables and other assets (Note 12)	76	100	176	91	93	184
Financial debt	1	3	4	—	—	—
Non-current lease liabilities	39	—	39	37	—	37
Non-current payables and other liabilities (Note 18)	329	3	332	236	4	240
Long-term contractual liabilities	37	56	93	44	54	98
Current lease liabilities	57	3	60	42	—	42
Current payables and other liabilities (Note 19)	338	51	389	183	44	227
Short-term contractual liabilities	14	9	23	15	6	21

	January - June 2024			January - June 2023
Millions of euros	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Revenue from operations	218	128	346	153	109	262
Expenses from operations	312	70	382	261	74	335
Financial revenues	9	1	10	8	—	8
Financial expenses	23	—	23	1	3	4
"Credits and other financial assets" at June 30, 2024 includes 110 million euros of loans and 36 million euros of long-term trade receivables granted by Colombia Telecomunicaciones, S.A. ESP BIC to the associate company Álamo Holdco, S.L. and its subsidiary Onnet Fibra Colombia SAS (112 million euros and 29 million euros respectively at December 31, 2023). Additionally, this line at June 30, 2024 includes 121 million euros of long-term credits of Telefónica Chile to the associate company HoldCo Infraco, SpA. (121 million euros at December 31, 2023) of which 74 million euros were generated by the sale of 40% of the fiber optic business (75 million euros at December 31, 2023) and 47 million euros corresponding to the indefinite-term loan granted for the acquisition of the fiber optic assets (46 million euros at December 31, 2023).
"Long-term contractual liabilities" at June 30, 2024 includes 37 million euros corresponding to Colombia Telecomunicaciones, S.A. ESP BIC with the associate company Onnet Fibra Colombia, S.A.S. (44 million euros at December 31, 2023).
"Non-current payables and other liabilities" and "Current payables and other liabilities" at June 30, 2024 includes 328 million euros and 158 million euros, respectively of Telefónica España with the associate company Telefónica Renting, S.A. (235 million euros and 85 million euros, respectively, at December 31, 2023). Telefónica Renting is a company of the Caixabank group (see Note 9). "Revenue from operations" and "Expenses from operations" in the first half of 2024 include 151 million euros and 206 million euros, respectively, of Telefónica España with this

Telefónica, S.A. 33

Condensed Consolidated Interim Financial Statements 2024
company (57 million euros and 142 million euros, respectively, in the first half of 2023).
Additionally, "Revenue from operations" includes in the first half of 2024 14 million euros corresponding to the transactions of the Group with the associate company HoldCo Infraco SpA. (36 million euros in the first half of 2023) and 44 million euros with the associate company Onnet Fibra Colombia, S.A.S. (48 million euros in the first half of 2023).
"Expenses from operations" in the first half of 2024 includes, additionally, 52 million euros corresponding to the transactions of the Group with the associate company HoldCo Infraco SpA (74 million euros in the first half of 2023) and 36 million euros with the associate company Onnet Fibra Colombia, S.A.S. (26 million euros in the first half of 2023).
Note 9. Related parties
Transactions with related parties, as established in current legislation and in Telefónica's internal regulations, have been conducted in the ordinary course of the Group's business and under market conditions, verifying their fairness and transparency.
Shareholders with representation on the Board of Directors of Telefónica, S.A.
During the first half of 2024, the Company's shareholders that have been represented on the Board of Directors of Telefónica, S.A. have been Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), CaixaBank, S.A. (ceased to be represented on the Board on April 12, 2024), Criteria Caixa, S.A.U. (obtained representation on the Board on April 12, 2024), and Sociedad Estatal de Participaciones Industriales (with representation on the Board since May 8, 2024).
According to information provided by BBVA for the 2023 Annual Corporate Governance Report of Telefónica S.A., updated in accordance with the current share capital, BBVA's participation in the share capital of Telefónica S.A. was 4.93%. Likewise, and in accordance with the aforementioned information provided by BBVA, the percentage of economic rights attributed to the shares of Telefónica, S.A. that were owned by BBVA as of December 31, 2023, would increase by 0.168% without voting rights of the Company's share capital.
According to the information provided by Sociedad Estatal de Participaciones Industriales (SEPI) to the National Securities Market Commission (CNMV) on May 20, 2024, the participation of the SEPI in the share capital of Telefónica, S.A. was 10%.
According to the different communications made to the CNMV, the participation of Criteria Caixa, S.A.U. (CriteriaCaixa) in the share capital of Telefónica, S.A. as of June 28, 2024, was 9.99%. Likewise, and without this implying an incremental or additional participation: i) Fundación Bancaria Caixa d'Estalvis i Pensions de
Barcelona, as the sole shareholder of Criteria Caixa, S.A.U., holds the same participation indirectly; and ii) on July 4, 2024, The Goldman Sachs Group, Inc. notified the CNMV a stake of 8.081% of voting rights in Telefónica, S.A. (2.176% attributed to shares and 5.905% through financial instruments), which includes a financial instrument (call option) on 4.801% of the share capital of Telefónica, S.A., related to the risk management of the position on the same actions included in the communication from Criteria Caixa, S.A.U. referred to above.
Below is a summary of the relevant transactions of the Telefónica Group with the companies of BBVA, CaixaBank, CriteriaCaixa and SEPI groups, other than the payment of the dividend corresponding to its participation.
Associated companies and joint ventures participated by BBVA
The balances of the statement of financial position as of June 30, 2024 and 2023, and the impact on the income statement for the first half of 2024 and 2023 of the transactions of Telefónica Group companies with their associated companies and joint ventures in which BBVA also participates are shown below:

Millions of euros	30/06/2024	31/12/2023
Receivables and other assets	7	9
Financial liabilities	1	—
Payables and other liabilities	101	10

Millions of euros	January - June 2024	January - June 2023
Revenue from operations	7	7
Derivatives contracted with BBVA
The net fair value of the outstanding derivatives as of June 30, 2024 contracted with BBVA amounted to 91 million euros (71 million euros as of June 30, 2023). The nominal value of these derivatives amounted to 6,954 million euros (4,696 million euros in 2023). The volume

Telefónica, S.A. 34

Condensed Consolidated Interim Financial Statements 2024
is so high because derivatives can be applied several times to the same underlying asset for an amount equal to its face value.
As of June 30, 2024, collateral guarantees on derivatives from BBVA have been received, amounting to 51 million euros of net asset position (150 million euros of net liability position as of June 30, 2023).
Other operations with BBVA
The impact on the consolidated income statement of the Telefónica Group for the first half of 2024 and 2023 due to the rest of the operations with BBVA is shown below:

Millions of euros	January - June 2024	January - June 2023
Finance costs	18	11
Receipt of services	1	9
Other expenses	1	2
Total costs	20	22
Finance income	25	20
Dividends received (1)	17	14
Services rendered	38	14
Sale of goods	4	4
Other income	1	6
Total revenues	85	58
(1)  At June 30, 2024, Telefónica held a 0,77% stake (0,74% stake at June 30, 2023) in the share capital of Banco Bilbao Vizcaya Argentaria, S.A.
The following table shows the balance sheet positions of these operations as of June 30, 2024 and 2023, as well as the current guarantees and other off-balance sheet positions.

Millions of euros	30/6/2024	30/6/2023
Finance arrangements: loans and capital contributions and others (borrower)	269	430
Finance arrangements: loans and capital contributions (lender)	665	621
Current factoring operations	2	2
Guarantees	105	180
The amounts reported in “Financing arrangements: loans and capital contributions (lender)” correspond mainly to treasury balances of Group companies in BBVA accounts at the end of each period.
Operations with CaixaBank
In mid-2021, a Fusion portfolio that included a rental device came into force at Telefónica España. The Group has an agreement with CaixaBank to in turn rent these devices (a model known as "rent to rent"), covered by a framework financing agreement previously formalized between Telefónica and CaixaBank.
In the months of January to March 2024, until Caixabank ceased to be a related party, the volume of these operations with CaixaBank companies (mainly Telefónica Renting and CaixaBank Equipment Finance) amounted to 139 million euros (176 million euros in the first half of 2023) which involved 14 million euros in financial expenses (15 million euros in the first half of 2023).
Likewise, the Group carries out other equipment rental operations with CaixaBank (equipment at customers' homes, such as routers or decoders). In the months of January to March 2024, the volume of this equipment leasing transactions was 29 million euros (61 million euros in the first half of 2023), with financial expenses amounting to 3 million euros (3 million euros in the first half of 2023).
Operations with CriteriaCaixa
Since the date on which it became considered a related party, the Telefónica Group has not carried out significant transactions with the companies controlled by CriteriaCaixa.
Operations with SEPI
Since the date on which it became considered a related party, the Telefónica Group has not carried out significant transactions with the companies controlled by SEPI.
General State Administration
SEPI is an entity that is part of the Spanish State Institutional Public Sector. In the ordinary course of business and under market conditions, the Telefónica Group carries out transactions with entities of the Spanish State Institutional Public Sector. In accordance with the exemption provided for in IAS 24, the balances and transactions with these entities are not detailed, although the significant balances and transactions maintained with them will be disclosed, where applicable, in the notes to the financial statements.
Since the date on which SEPI became a related party, the Telefónica Group has not carried out any individually significant transaction with entities belonging to the Spanish State Institutional Public Sector.
Likewise, Appendix II summarizes the main regulatory aspects that affect the telecommunications sector in Spain, in relation to the information in this regard included in Appendix VI of the consolidated financial statements corresponding to the year 2023.

Telefónica, S.A. 35

Condensed Consolidated Interim Financial Statements 2024
Other significant shareholders
During the first half of 2024, the significant shareholders of the Company without representation on the Board of Directors of Telefónica, S.A. were BlackRock, Inc. and Public Investment Fund. These shareholders are not considered a related party as they do not have representation on the Board of Directors of Telefónica, S.A. nor exert significant influence on the company.
Based on the information notified by BlackRock, Inc. to the CNMV on July 29, 2024, BlackRock, Inc.'s participation in the share capital of Telefónica, S.A. was 4.656%.
According to the information contained in the communication sent by Public Investment Fund to the CNMV on September 8, 2023, it is indicated that Green Bridge Investment Company SCS (a company controlled by Saudi Telecom Company which in turn is controlled by Public Investment Fund): (i) acquired shares representing 4.97% of the share capital of Telefónica, S.A, updated according to the current share capital and (ii) entered into a conditional sale and purchase agreement for 5% of the shares of Telefónica, S.A., according to the share capital at that date, subject, among other matters, to the approval of the Spanish Council of Ministers. In addition, on September 11, 2023, Morgan Stanley notified the CNMV of a 12.178% interest in voting rights attributed to shares (0.007%) and through financial instruments (12.171%) including a financial instrument (put/call option) on 9.90% of the share capital of Telefónica, S.A., related to the risk management of the position under the financial operation on the same shares as those referred to in the Public Investment Fund referred to above. According to the communication sent to the CNMV, this financial instrument would not imply an incremental or additional participation in the share capital of Telefónica, S.A.
Directors’ and Senior Executives’ compensation and other information
Pursuant to the disclosure established in Circular 3/2018, of June 28, of the Comisión Nacional del Mercado de Valores (the Spanish National Securities commission, or “CNMV”), on periodic reporting by issuers, the compensation and benefits paid to members of the Company’s Board of Directors in the first six months of 2024 and 2023 are as follows.

Directors	January-June	January-June
Thousands of euros	2024	2023
Remuneration for belonging to the Board of Directors and/or Board Committees	1,647	1,692
Salary	1,762	1,762
Variable Remuneration in cash (1)	2,931	2,931
Remuneration Systems based on shares (2)	—	—
Compensation	—	—
Long-Term Savings Systems	529	529
Other Concepts	325	358
Total	7,194	7,272
(1) The proportional amount of the target variable remuneration for the period January-June 2024 has been recorded. However, the final amount of this variable remuneration for the 2024 financial year will be that resulting from the degree of compliance with the goals established approved by the Company's Board of Directors at its February 2025 meeting, following a favourable report from the Nominating, Compensation and Corporate Governance Committee.
(2) It is also noted that in the first half of 2024, the shares accrued as of December 31, 2023, corresponding to the first cycle of the Long-Term Incentive Plan (Performance Share Plan - PSP), which began on January 1, 2021 and ended on December 31, 2023, were delivered to the Executive Chairman and Chief Operating Officer, as stated in the Company's 2023 Annual Financial Report. Additionally, it is also noted that in the first half of 2024, the free shares derived from the Plan for incentivized purchases of shares of Telefónica, S.A. for the employees of the Group (GESP), approved by the 2022 General Shareholders' Meeting, were delivered to the Executive Chairman and Chief Operating Officer.
In addition, the total amounts accrued to Senior Executives of the Company, excluding those that are also members of the Board of Directors, for all items in the first six months of 2024 and 2023 are as follows.

Senior Executives	January- June	January- June
Thousands of euros	2024	2023
Total compensation paid to Senior Executives(3)	4,996	5,001
(3) The "Total compensation paid to Senior Executives" section includes the total amount accrued for all items (excluding the amount of the remuneration systems based on shares) during the first six months of fiscal years 2024 and 2023. Additionally, it is also noted that in the first half of 2024, the shares accrued as of December 31, 2023, corresponding to the first cycle of the Long-Term Incentive Plan (Performance Share Plan - PSP), which began on January 1, 2021 and ended on December 31, 2023, were delivered to the Senior Executives, as stated in the Company's 2023 Annual Financial Report. It is also noted that in the first half of 2024, the free shares derived from the Plan for incentivized purchases of shares of Telefónica, S.A. for the employees of the Group (GESP), which was approved by the 2022 General Shareholders' Meeting, were delivered to the Senior Executives.

Telefónica, S.A. 36

Condensed Consolidated Interim Financial Statements 2024
Note 10. Financial assets and other non-current assets
The breakdown of financial assets and other non-current assets of the Telefónica Group at June 30, 2024 and December 31, 2023 is as follows:

Millions of euros	06/30/2024	12/31/2023
Non-current financial assets (Note 14)	5,689	5,201
Investments	721	616
Credits and other financial assets	738	741
Deposits and guarantees	804	966
Trade receivables	957	1,049
Receivables for subleases	19	14
Impairment of trade receivables	(123)	(125)
Long-term derivative financial assets (Note 17)	2,573	1,940
Other non-current assets	2,041	2,067
Contractual assets	308	325
Deferred expenses	1,039	1,001
Long-term receivables for taxes	318	354
Prepayments	376	387
Total	7,730	7,268
Note 11. Inventories
The detail of inventories of the Telefónica Group at June 30, 2024 and December 31, 2023 is as follows:

Millions of euros	06/30/2024	12/31/2023
Audiovisual rights, handsets and other inventories	1,033	970
Inventories impairment provision	(47)	(41)
Inventories	986	929

Telefónica, S.A. 37

Condensed Consolidated Interim Financial Statements 2024
Note 12. Receivables and other current assets
The detail of receivables and other current assets of the Telefonica Group at June 30, 2024, December 31, 2023 is as follows:

Millions of euros	06/30/2024	12/31/2023
Receivables (Note 14)	7,120	7,430
Trade receivables	9,679	9,938
Impairment of trade receivables	(3,043)	(2,992)
Receivables from associates and joint ventures (Note 8)	148	139
Other receivables	336	345
Other current assets	2,977	2,702
Contractual assets	212	202
Capitalized costs	1,051	998
Prepayments	1,527	1,344
Short-term insurance and reinsurance contracts assets	159	113
Short-term insurance and reinsurance contracts assets from associates and joint ventures (Note 8)	28	45
Total	10,097	10,132
In the first half of 2024 the impact of impairment of trade receivables in the consolidated income statement (see Note 23) amounted to 379 million euros (378 million euros in the first half of 2023).
Note 13. Other current financial assets
The breakdown of other current financial assets of the Telefónica Group at June 30, 2024 and December 31, 2023 is as follows:

Millions of euros	06/30/2024	12/31/2023
Short-term credits	1,221	192
Short-term deposits and guarantees	234	209
Short-term derivative financial assets (Note 17)	468	352
Other current financial assets	320	325
Total	2,243	1,078
"Short-term credits" at June 30, 2024 mainly includes fixed term accounts engaged by Telefónica, S.A. with several bank entities amounted to 1,115 million euros.

Telefónica, S.A. 38

Condensed Consolidated Interim Financial Statements 2024

Note 14. Breakdown of financial assets by category
The breakdown of financial assets of the Telefónica Group at June 30, 2024 and December 31, 2023 is as follows:

June 30, 2024
	Fair value through profit or loss		Fair value through other comprehensive income		Hedges	Measurement hierarchy			Amortized cost	Total carrying amount	Total fair value
Millions of euros	Held for trading	Fair value option	Debt instruments	Equity instruments		Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)
Non-current financial assets (Note 10)	237	—	182	685	2,405	646	2,849	14	2,180	5,689	5,689
Investments	36	—	—	685	—	614	107	—	—	721	721
Credits and other financial assets	33	—	13	—	—	32	—	14	692	738	738
Deposits and guarantees	—	—	—	—	—	—	—	—	804	804	804
Derivative instruments (Note 17)	168	—	—	—	2,405	—	2,573	—	—	2,573	2,573
Trade receivables	—	—	169	—	—	—	169	—	788	957	834
Trade receivables for subleases	—	—	—	—	—	—	—	—	19	19	19
Impairment of trade receivables	—	—	—	—	—	—	—	—	(123)	(123)	—
Current financial assets	368	—	904	—	369	320	1,321	—	12,990	14,631	14,631
Trade receivables (Note 12)	—	—	845	—	—	—	845	—	9,318	10,163	7,120
Impairment of trade receivables (Note 12)	—	—	—	—	—	—	—	—	(3,043)	(3,043)	—
Other current financial assets (Note 13)	368	—	59	—	369	320	476	—	1,447	2,243	2,243
Cash and cash equivalents	—	—	—	—	—	—	—	—	5,268	5,268	5,268
Total	605	—	1,086	685	2,774	966	4,170	14	15,170	20,320	20,320
At June 30, 2024, there were deposits related to the collateral guarantees (CSA) on derivatives signed by Telefónica, S.A. and its counterparties for the credit risk management of derivatives amounting to 184 million euros in the long term and 45 million euros in the short term, not having currency swap (273 million euros in the long term and 50 million euros in the short term at December 31, 2023, not having currency swap).
In addition, 45,698 bonds issued by Telefónica Emisiones, S.A.U. are deposited in a securities account of Telefónica S.A. linked to these collateral contracts as guarantee for a nominal amount of 42 million euros (51,988 bonds for a nominal amount of 47 million euros at December 31, 2023).

Telefónica, S.A. 39

Condensed Consolidated Interim Financial Statements 2024

The calculation of the fair values of the Telefónica Group's debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group's bonds and credit derivatives.

December 31, 2023
	Fair value through profit or loss		Fair value through other comprehensive income		Hedges	Measurement hierarchy			Amortized cost	Total carrying amount	Total fair value
Millions of euros	Held for trading	Fair value option	Debt instruments	Equity instruments		Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)
Non-current financial assets (Note 10)	224	—	289	578	1,785	537	2,326	13	2,325	5,201	5,201
Investments	38	—	—	578	—	510	106	—	—	616	616
Credits and other financial assets	31	—	9	—	—	27	—	13	701	741	741
Deposits and guarantees	—	—	—	—	—	—	—	—	966	966	966
Derivative instruments (Note 17)	155	—	—	—	1,785	—	1,940	—	—	1,940	1,940
Trade receivables	—	—	280	—	—	—	280	—	769	1,049	924
Trade receivables for subleases	—	—	—	—	—	—	—	—	14	14	14
Impairment of trade receivables	—	—	—	—	—	—	—	—	(125)	(125)	—
Current financial assets	291	—	945	—	271	293	1,214	—	14,152	15,659	15,659
Trade receivables (Note 12)	—	—	854	—	—	—	854	—	9,568	10,422	7,430
Impairment of trade receivables (Note 12)	—	—	—	—	—	—	—	—	(2,992)	(2,992)	—
Other current financial assets (Note 13)	291	—	91	—	271	293	360	—	425	1,078	1,078
Cash and cash equivalents	—	—	—	—	—	—	—	—	7,151	7,151	7,151
Total	515	—	1,234	578	2,056	830	3,540	13	16,477	20,860	20,860

Telefónica, S.A. 40

Condensed Consolidated Interim Financial Statements 2024
Note 15. Changes in equity and shareholder remuneration
Share Capital
The Board of Directors of Telefónica, S.A. at its meeting held on April 12, 2024, resolved to carry out the implementation of the share capital reduction through the cancellation of own shares approved by the Annual General Shareholders’ Meeting held on April 12, 2024.
The share capital of Telefónica, S.A. was reduced in the amount of 80,296,591 euros, through the cancellation of 80,296,591 own shares of the Company held as treasury stock, with a nominal value of one euro each. The share capital of the Company resulting from the reduction was set at 5,670,161,554 euros corresponding to 5,670,161,554 shares with a nominal value of one euro each. Related to the capital reduction the share premium was reduced in 230 million euros.
The reduction does not entail the return of contributions to the shareholders since the Company is the owner of the cancelled shares. The reduction was carried out with a charge to unrestricted reserves, through the provision of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 80,296,591 euros). This reserve for cancelled share capital can only be used if the same requirements as those applicable to the reduction of share capital are met. Therefore, in accordance with the Section 335.c) of the Corporate Enterprises Act, the creditors of the Company can not claim the opposition right disclosed in article 334 of the Corporate Enterprise Act.
On May 13, 2024, the deed relating to the share capital reduction was registered in the Commercial Registry of Madrid.
Dividends
Approval was given at the General Shareholders’ Meeting of April 12, 2024 to pay a dividend in cash charge to unrestricted reserves amounting to 0.30 euros payable in two tranches.
On June 20, 2024 a cash payment of 0.15 euros per share was made, for a total amount of 846 million euros, and on December 19, 2024, a cash payment of 0.15 euros per share is envisaged to take place.
Approval was given at the General Shareholders’ Meeting of March 31, 2023 to pay a dividend in cash charge to unrestricted reserves amounting to 0.30 euros payable in two tranches.
On June 15, 2023, a payment of 0.15 euros in cash per share was made, for a total amount of 851 million euros, and on December 14, 2023, the payment of 0.15 euros per share was made for a total amount of 847 million euros.

Telefónica, S.A. 41

Condensed Consolidated Interim Financial Statements 2024
Other equity instruments
The characteristics of the undated deeply subordinated securities, the detail of the tender offer and the amounts repurchased in the operation and the amounts amortized in advance, are the following (millions of euros):

Issue date	Annual Fix	Variable	Exercisa-ble from issuer	12/31/2023	Tender Offer	Amount repurchased	Amortization	06/30/2024
03/15/2024	5.752%	from 04/15/2032 rate SWAP + spread incremental	2032					1,100
09/07/2023	6.750%	from 09/07/2031 rate SWAP + spread incremental	2031	750				750
02/02/2023	6.135%	from 05/03/2030 rate SWAP + spread incremental	2030	1,000				1,000
11/23/2022	7.125%	from 11/23/2028 rate SWAP + spread incremental	2028	750				750
11/24/2021	2.880%	from 05/24/2028 rate SWAP + spread incremental	2028	750				750
02/12/2021	2.376%	from 05/12/2029 rate SWAP + spread incremental	2029	1,000				1,000
02/05/2020	2.502%	from 05/05/2027 rate SWAP + spread incremental	2027	500				500
09/24/2019	2.875%	from 09/24/2027 rate SWAP + spread incremental	2027	500				500
03/14/2019	4.375%	from 03/14/2025 rate SWAP + spread incremental	2025	1,300	1,300	(1,097)		203
03/22/2018	3.875%	from 09/22/2026 rate SWAP + spread incremental	2026	1,000				1,000
				7,550				7,553
In March 2024, Telefónica Europe, B.V. carried out several transactions on its hybrid capital: (a) a new issue amounting to 1,100 million euros, guaranteed by Telefónica, S.A.; (b) a tender offer on a hybrid instruments, denominated in euros, with first call date in March 2025. The issuer accepted the purchase in cash of the tendered securities in a principal amount of 1,097 million euros.
In the first half of 2024, the payment of the coupons related to the undated deeply subordinated securities issued in previous years, impacted by the tender offer, amounted to an aggregate amount, net of tax effect, of 146 million euros, with a balancing entry on “Retained earnings” in the consolidated statements of changes in equity (140 million euros in the first half of 2023).
Translation differences
The breakdown of the accumulated contribution of translation differences attributable to equity holders of the parent at the end of the indicated period is as follows:

Millions of euros	06/30/2024	12/31/2023
Brazilian real	(14,846)	(13,612)
Bolivar fuerte	(3,680)	(3,686)
Sterling pound	133	(97)
Argentine peso	(1,291)	(2,011)
Other currencies	(1,356)	(1,280)
Total Group	(21,040)	(20,686)

Telefónica, S.A. 42

Condensed Consolidated Interim Financial Statements 2024
Treasury shares
The following transactions involving treasury shares were carried out in the six months ended June 30, 2024 and 2023:

Number of shares
Treasury shares at 12/31/2023	111,099,480
Acquisitions	22,172,610
Employee share option plan	(19,815,111)
Capital amortization	(80,296,591)
Sales	(543,444)
Treasury shares at 06/30/2024	32,616,944

Number of shares
Treasury shares at 12/31/2022	85,217,621
Acquisitions	26,988,561
Employee share option plan	(6,566,734)
Capital amortization	(24,779,409)
Sales	(563,448)
Treasury shares at 06/30/2023	80,296,591
There were treasury shares purchases in the first half of 2024 amounting to 87 million euros (101 million euros in the first half of 2023).
Treasury shares in portfolio at June 30, 2024 are directly held by Telefónica, S.A. and represent 0.575% of its share capital.
The Company also has different derivative instruments, to be settled by offset, on a nominal value equivalent to 153 million of Telefónica shares, mainly contracted through Banco Bilbao Vizcaya Argentaria, S.A., recorded in the statement of financial position at June 30, 2024 in accordance with their maturity date and fair value (193 million shares at June 30, 2023).
Equity attributable to non-controlling interests
“Equity attributable to non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in the six months ended June 30, 2024 and 2023 are as follows:

Millions of euros	Balance at 12/31/2023	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/ (loss) for the period	Change in translation differences	Other movements	Balance at 06/30/2024
Telefônica Brasil, S.A.	3,546	—	(128)	(38)	93	(341)	1	3,133
Telefónica Deutschland Holding, A.G.	1,286	—	(1,058)	(17)	4	—	2	217
Colombia Telecomunicaciones, S.A., ESP	362	—	—	—	(18)	(17)	(7)	320
Telxius Telecom, S.A.	—	—	—	—	—	—	—	—
Other	50	—	2	—	15	—	—	67
Total	5,244	—	(1,184)	(55)	94	(358)	(4)	3,737

Millions of euros	Balance at 12/31/2022	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/ (loss) for the period	Change in translation differences	Other movements	Balance at 06/30/2023
Telefônica Brasil, S.A.	3,399	—	(51)	(71)	89	242	2	3,610
Telefónica Deutschland Holding, A.G.	2,237	—	(14)	(157)	22	—	(1)	2,087
Colombia Telecomunicaciones, S.A., ESP	344	—	—	—	(15)	44	(15)	358
Telxius Telecom, S.A.	599	—	(585)	—	16	(17)	9	22
Other	41	—	3	(1)	12	1	—	56
Total	6,620	—	(647)	(229)	124	270	(5)	6,133

Telefónica, S.A. 43

Condensed Consolidated Interim Financial Statements 2024
Public Offer for the Acquisition of Shares of Telefónica Deutschland
On November 7, 2023, Telefónica, through its subsidiary Telefónica Local Services GmbH, launched a partial voluntary public offer for the acquisition of shares of Telefónica Deutschland Holding AG. The Offer acceptance period began on December 5, 2023 and ended on January 17, 2024.
On March 7, 2024 a public exclusion offer was launched with the objective of acquiring the shares of Telefónica Deutschland that at that time were not directly or indirectly owned by Telefónica.
The cash outflow in 2024 of the purchases made has amounted to 1,005 million euros (see Note 25).
In the first half of 2024 these operations produced an increase of 27 million euros in the equity attributed to the parent company and a decrease of 1,058 million euros in the equity attributed to minority interests (see Note 2).
Acquisition of KKR's percentage stake in Telxius
In January 2023, once the corresponding regulatory and competition approvals were obtained, Pontel Participaciones, S.L. ("Pontel"), Telefónica’s subsidiary held 83.35% by Telefónica and 16.65% by Pontegadea Inversiones, S.L., ("Pontegadea") acquired 40% of the share capital of Telxius Telecom, S.A. from Taurus Bidco S.à r.l. (a company managed by KKR). As a result of the transaction, Pontel, which held the remaining 60% of Telxius Telecom, S.A.'s share capital, became the sole shareholder of Telxius Telecom, S.A. Likewise, Pontegadea increased its holding in Pontel to 30% and Telefónica has a 70% stake.
Within the framework of this transaction and on the same date, Pontel carried out a capital increase fully subscribed and paid up by its shareholders in the proportion agreed between them, in such a way that both Telefónica and Pontegadea paid out 111 million euros.
Additionally, in January 2023 Telxius recovered the credit amounting 876 million euros corresponding to the income tax for the 2021 fiscal year. The amount was distributed to its shareholders, with KKR receiving 351 million euros for 40% and Pontegadea receiving 88 million euros for 9.99%.
Subsequently, with effect from March 24, 2023, Telxius Telecom, S.A. absorbed Pontel Participaciones, S.L.
The impact of these transactions on the consolidated statement of changes in equity in the first half of 2023 was a reduction in equity attributable to the parent company for an amount of 46 million euros and a reduction in equity attributable to minority interests for an amount of 585 million euros.
Note 16. Financial liabilities
The composition of issues, loans and other payables, and derivative instruments, by category at June 30, 2024 and December 31, 2023 is as follows:

June 30, 2024
	Fair value through profit or loss			Measurement hierarchy (1)
Millions of euros	Held for trading	Fair value option	Hedges	Level 1	Level 2	Level 3	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	–	–	–	–	–	–	32,715	32,715	31,087
Loans and other payables	–	–	–	–	–	–	3,496	3,496	3,496
Derivative instruments (Note 17)	576	–	1,493	–	2,069	–	–	2,069	2,069
Total	576	–	1,493	–	2,069	–	36,211	38,280	36,652

Telefónica, S.A. 44

Condensed Consolidated Interim Financial Statements 2024

December 31, 2023
	Fair value through profit or loss			Measurement hierarchy (1)
Millions of euros	Held for trading	Fair value option	Hedges	Level 1	Level 2	Level 3	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	–	–	–	–	–	–	31,567	31,567	30,498
Loans and other payables	–	–	–	–	–	–	3,601	3,601	3,602
Derivative instruments (Note 17)	582	–	1,311	–	1,893	–	–	1,893	1,893
Total	582	—	1,311	—	1,893	—	35,168	37,061	35,993
(1) Level 1; Quoted prices; Level 2: Other directly observable market inputs; Level 3: inputs not based on observable market data.
Part of the amount owed by the Telefónica Group includes adjustments to amortized cost at June 30, 2024 and December 31, 2023 as a result of fair value interest rate and exchange rate hedges.
The valuation techniques and the variables used for the fair value measurement of financial instruments are the same as those used for the elaboration of the annual consolidated financial statements for 2023.
Net financial debt as of June 30, 2024 includes a positive value of the derivatives portfolio (see Note 17) for a net amount of 972 million euros (399 million euros at December 31, 2023). In this amount, a positive value of 549 million euros is due to hedges (cross currency swaps) to transfer financial debt issued in foreign currency to local currency (a positive value of 135 million euros at December 31, 2023).
The heading “Financed operating payments and investments in property, plant and equipment and intangible assets payments”, in the “Net cash used in financing activities” flow of the consolidated statement of cash flow (see Note 25) amounted to 101 million euros of which 97 million euros corresponded to financed spectrum licenses and 4 million euros of payments to suppliers or with factoring companies with extended terms (84 million euros in the first half of 2023 corresponding in its totality to financed spectrum licenses).
As of June 30, 2024, the Telefónica Group presented undrawn committed credit facilities arranged with banks for an amount of 11,386 million euros (of which 10,681 million euros maturing in more than twelve months).

Telefónica, S.A. 45

Condensed Consolidated Interim Financial Statements 2024

The description of the main issues or redemptions in the first half of 2024 is as follows (in millions):

Issuer	ISIN Code	Issue / Redemption	Type of security	Transaction date	Nominal amount (million)	Issue currency	Equivalent (million euros)	Interest rate	Listing Market
Telefónica Emisiones, S.A.U.	XS2753310825	Issue	Bond	01/24/24	1,000	EUR	1,000	3.698%	Dublin
Telefónica Emisiones, S.A.U.	XS2753311393	Issue	Bond	01/24/24	750	EUR	750	4.055%	Dublin
Telefónica Emisiones, S.A.U.	XS1946004451	Redemption	Bond	02/05/24	(1,000)	EUR	(1,000)	1.069%	Dublin
Telefónica Europe, B.V.	various	Issue	Commercial Paper	various	1,877	EUR	1,877	3.958%	n/a
Telefónica Europe, B.V.	various	Redemption	Commercial Paper	various	(1,505)	EUR	(1,505)	4.118%	n/a
Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V.
Interest-bearing debt arranged in the first half of 2024 includes mainly the following:

Description	Limit 06/30/2024 (million euros)	Currency	Outstanding balance 06/30/2024 (million euros)	Arrangement date	Maturity date	Drawndown January-June 2024 (million euros)	Repayment January-June 2024 (million euros)
Telefónica, S.A.
Sustainable syndicated (1)	5,500	EUR	—	01/13/24	01/13/29	—	—
Bilateral loan	150	EUR	—	03/27/24	09/30/34	—	—

(1) On January 13, 2024 the second annual extension of the sustainability-linked syndicated loan facility of Telefónica, S.A. for 5,500 million euros was exercised. The new expiration date is January 13, 2029.
Benchmark interest rate reform
In June 2023, the transition to USD Libor was made. Thus, starting in June 2023, all Libor indices were replaced by Libor fallbacks for the entire portfolio outstanding on that date.

Telefónica, S.A. 46

Condensed Consolidated Interim Financial Statements 2024

Note 17. Derivative financial instruments
The net position of the derivatives arranged of the Telefónica Group at June 30, 2024 and December 31, 2023 is as follows:

Millions of euros	06/30/2024	12/31/2023
Non-current asset derivatives (Note 10)	2,573	1,940
Current asset derivatives (Note 13)	468	352
Non-current liability derivatives (Note 16)	(1,933)	(1,657)
Current liability derivatives (Note 16)	(136)	(236)
Net asset position	972	399
The variation in the first half of 2024 represents an increase of 573 million euros in net assets due to the rise in the interest rates of the dollar and euro and the evolution of the exchange rate, mainly the appreciation of the dollar and the depreciation of the Brazilian real. Both interest rate variations and exchange rate variations on fair value hedges are mostly offset by a similar and opposite impact on hedge accounting of the issuances and loans in dollar and euro currency of the Telefónica Group.
Note 18. Payables and other non-current liabilities
The breakdown of "Payables and other non-current liabilities" of the Telefónica Group at June 30, 2024 and December 31, 2023 is as follows:

Millions of euros	06/30/2024	12/31/2023
Payables	1,832	1,913
Trade payables	251	318
Debt for spectrum acquisition	1,081	1,184
Other payables	171	175
Payables to associates and joint ventures (Note 8)	329	236
Other non-current liabilities	1,799	1,692
Contractual liabilities	777	778
Deferred revenue	92	126
Non-current tax payables	927	784
Long-term insurance and reinsurance contracts liabilities to associates and joint ventures (Note 8)	3	4
Total	3,631	3,605
"Debt for spectrum acquisition" as of June 30, 2024 and December 31, 2023, is detailed below:

Millions of euros	06/30/2024	12/31/2023
Telefónica Spain	69	69
Telefónica Colombia	36	108
Telefónica Brazil	200	211
Telefónica Germany	773	791
Telefónica Uruguay	3	5
Total	1,081	1,184

Telefónica, S.A. 47

Condensed Consolidated Interim Financial Statements 2024

Note 19. Payables and other current liabilities
The breakdown of "Payables and other current liabilities" of the Telefónica Group at June 30, 2024, December 31, 2023 is as follows:

Millions of euros	06/30/2024	12/31/2023
Payables	12,440	12,138
Trade payables	7,450	7,612
Payables to suppliers of property, plant and equipment	2,236	2,763
Debt for spectrum acquisition	145	218
Other payables	1,286	1,176
Dividends pending payment	949	166
Payables to associates and joint ventures (Note 8)	374	203
Other current liabilities	1,778	1,819
Contractual liabilities	1,021	1,035
Deferred revenue	86	98
Advances received	448	465
Short-term insurance and reinsurance contracts liabilities	208	197
Short-term insurance and reinsurance contracts liabilities and other liabilities to associates and joint ventures (Note 8)	15	24
Total	14,218	13,957
"Debt for spectrum acquisition" as of June 30, 2024 and December 31, 2023, is detailed below:

Millions of euros	06/30/2024	12/31/2023
Telefónica Germany	108	107
Telefónica Colombia	11	10
Telefónica Brazil	11	66
Telefónica Spain	7	7
Telefónica Ecuador	6	16
Telefónica Uruguay	2	12
Total	145	218

Telefónica, S.A. 48

Condensed Consolidated Interim Financial Statements 2024

Note 20. Provisions
The detail of provisions at June 30, 2024 and December 31, 2023 is as follows:

	06/30/2024			12/31/2023
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	960	4,439	5,399	1,005	4,949	5,954
Termination plans	201	1,380	1,581	282	1,461	1,743
Post-employment defined benefit plans	11	410	421	12	428	440
Other benefits	748	2,649	3,397	711	3,060	3,771
Desmantling of assets	14	487	501	17	505	522
Other provisions	573	1,811	2,384	574	2,000	2,574
Total	1,547	6,737	8,284	1,596	7,454	9,050
Note 21. Leases
The movement of rights of use in the first half of 2024 and 2023 is as follows:

Millions of euros	Rights of use
Balance at 12/31/2023	8,448
Additions	765
Amortization	(1,121)
Disposals	(29)
Translation differences and hyperinflation	(194)
Transfers and others	(198)
Balance at 06/30/2024	7,671

Millions of euros	Rights of use
Balance at 12/31/2022	8,279
Additions	949
Amortization	(1,051)
Disposals	(44)
Translation differences and hyperinflation	185
Transfers and others	(3)
Balance at 06/30/2023	8,315
"Additions" of rights of use by segment are detailed in Note 4.
"Transfers and others" in the first half of 2024 includes the reclassifications of network assets in Colombia amounted to 174 million euros to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 27).
The detail by nature of the rights of use at June 30, 2024 and December 31, 2023 is as follows:

Millions of euros	06/30/2024	12/31/2023
Rights of use on land and natural properties	729	834
Rights of use on buildings	3,776	4,287
Rights of use on plant and machinery	2,923	3,080
Other rights of use	243	247
Total	7,671	8,448

Telefónica, S.A. 49

Condensed Consolidated Interim Financial Statements 2024

The movement of lease liabilities in the first half of 2024 and 2023 is as follows:

Millions of euros	Lease liabilities
Balance at 12/31/2023	8,947
Additions	722
Principal and interests payments	(1,370)
Principal payments (Note 25)	(1,130)
Interest payments	(240)
Disposals	(38)
Accrued interests	256
Translation differences and hyperinflation	(291)
Transfers and others	(231)
Balance at 06/30/2024	7,995

Millions of euros	Lease liabilities
Balance at 12/31/2022	8,677
Additions	915
Principal and interests payments	(1,277)
Principal payments (Note 25)	(1,076)
Interest payments	(201)
Disposals	(45)
Accrued interests	197
Translation differences and hyperinflation	190
Transfers and others	30
Balance at 06/30/2023	8,687
"Transfers and others" in the first half of 2024 includes the reclassifications of lease liabilities associated with network assets in Colombia amounted to 239 million euros to "Liabilities associated with non-current assets held for sale" of the statement of financial position (see Note 27).
Note 22. Average number of Group employees
The average number of Group employees in the first six months of 2024 and 2023 is as follows:

Average number of employees	January-June 2024	January-June 2023
Males	62,210	63,891
Females	39,880	40,077
Total	102,090	103,968

Telefónica, S.A. 50

Condensed Consolidated Interim Financial Statements 2024

Note 23. Other income and Other expenses
Other income
The breakdown of “Other income” is as follows:

Millions of euros	January-June 2024	January-June 2023
Own work capitalized	389	378
Gain on disposal of businesses	—	23
Gain on disposal of property, plant and equipment	41	110
Government grants	15	11
Other operating income	124	142
Total	569	664
"Gain on disposal of property, plant and equipment" includes gains on sale and leaseback transactions amounting to 5 million euros in the first half of 2024 (41 million euros in the first half of 2023).
Other expenses
The breakdown of “Other expenses” is as follows:

Millions of euros	January-June 2024	January-June 2023
Leases included in "Other expenses" (1)	46	41
External services	4,189	4,188
Taxes other than income tax	418	371
Impairment of trade receivables (Note 12)	379	378
Losses on disposal of fixed assets and changes in provisions for fixed assets	16	17
Other operating expenses	106	95
Total	5,154	5,090
(1) In accordance with IFRS 16, only short term leases and leases of low-value or intangible assets are included.
Note 24. Income tax matters
The deviation in the first six months of 2024 and 2023 with respect to the income tax expense that would result from applying the statutory tax rates prevailing in each country where the Telefónica Group operates is due to the existence of tax incentives and non-deductible expenses in accordance with the rulings of the various tax authorities, and the recognition of the tax effects identified in the Group's regular evaluation of the recoverability of deferred tax assets. The realization of deferred tax assets and liabilities is conditioned, in most of the cases, by the future development of the activities carried out by its companies, the fiscal regulation in the different countries where they operate and strategic decisions to which can be subjected.
Deferred tax assets
Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Millions of euros	06/30/2024	12/31/2023
Tax credits for loss carryforwards	2,800	2,803
Unused tax deductions	745	733
Deferred tax assets for temporary differences	2,554	2,704
Total deferred tax assets	6,099	6,240
Tax payables and receivables
Current tax payables and receivables at June 30, 2024 and December 31, 2023 are as follows:

Millions of euros	06/30/2024	12/31/2023
Current income taxes payable	475	769
Indirect taxes payable	429	561
Other current income taxes payable	493	539
Total	1,397	1,869

Telefónica, S.A. 51

Condensed Consolidated Interim Financial Statements 2024

Millions of euros	06/30/2024	12/31/2023
Current income taxes receivable	799	598
Indirect taxes receivable	468	493
Other current income taxes receivable	122	102
Total	1,389	1,193
Tax Litigation in Telefónica Brazil
In relation to the tax litigations that the Telefónica Group has open in Brazil on direct and indirect taxes, explained in the consolidated financial statements of 2023, the most relevant processes are those related to the state tax ICMS (indirect tax that taxes telecommunications services) and those related, at the federal level, with the Corporate Income Tax (IRPJ) and the Social Contribution on Net Profit (CSLL), mainly related to the tax amortization in Brazil in the years 2011 to 2021 of the goodwill generated in the acquisitions of Vivo and GVT and their subsequent merger with Telefónica Brazil.
In the first half of 2024 and in relation to the tax amortization of goodwill, the last settlement was made for an amount of 4,018 million reais (approximately 676 million euros at the exchange rate of that date). This process, along with the rest linked to the same concept, are in the phase of administrative and judicial discussion. No provision has been made since the risk associated with them has been classified as not probable and Telefónica Brazil has external reports that support its position.
Tax litigation in Telefónica del Perú
In relation to tax claims in Peru, the most relevant matters relate to corporate income tax (including payments on account) for the years 1998, 2000 and 2001 of Telefónica del Perú explained in the 2023 consolidated financial statements.
In January 2023, Telefónica del Perú received notifications of the judgments issued by the Supreme Court that resolved, in the final instance and unfavorably for the Company, the administrative litigation processes related to Income Tax for the years 1998, 2000, and 2001. Although these judgments did not contain a payment mandate towards the Company, the Tax Administration, through an administrative act, had to determine the amount of payment obligations that might ultimately correspond in accordance with the latest decisions of the Constitutional Court regarding the calculation of applicable late payment interest.
During the first six months of 2024, partial execution of the guarantees provided throughout the aforementioned proceedings from 1998 to 2001 has finally taken place, for a total amount of 1,105 million Peruvian soles, equivalent to 273 million euros at the average exchange rate as of June 30, 2024.
The total provision for tax litigation in Peru, following the payments made to date, as well as the use of credit balance, have led to the adjustment of the provision at 30 June 2023, which amounts to 2,081 million Peruvian soles, equivalent to 508 million euros at the exchange rate as of June 30, 2023 (3.117 million Peruvian soles as of December 31, 2023 equivalent to 761 million euros).
The new international tax regulation (Pillar Two)
On December 20, 2023, the Draft Law establishing a complementary tax to guarantee a global minimum level of taxation for multinational groups and large national groups was published in Spain.
The draft law was approved by the Council of Ministers on June 4, 2024 for submission to the Spanish Parliament, without it having been approved as of the date of preparation of these financial statements.
Once the aforementioned Law is approved, the Telefónica Group will be subject in Spain to a complementary tax that will tax the profits obtained in any jurisdiction in which it operates in which the effective tax rate, calculated at the jurisdictional level, is lower than the minimum rate of 15%.
As the rule that regulates this tax has not yet come into force in Spain, the Group has not recorded any impact on the tax expense for the year. On the other hand, the Group applies the exception to recognize and disclose information on deferred tax assets and liabilities related to this tax, as provided in the amendments to IAS 12 issued in May 2023.
Taking into account the existing regulatory framework at the date of authorization for issuance of these financial statements, it is not yet possible to make a precise and reliable estimate of the impact that the application of the Pillar Two standard will have. However, and in accordance with the analysis carried out on the years prior to the period of application, and except for possible unforeseen events in subsequent years, it is estimated that the new tax will not have a material impact on the Group's income statement.
The Telefónica Group has assumed the commitment to apply the OECD Pillar Two guidelines, is aligned with the principles and actions advocated by the OECD and is working on the analysis of the impact of the new standard, to establish a system of compliance and control and management, which allows to adapt to regulations in a timely manner.

Telefónica, S.A. 52

Condensed Consolidated Interim Financial Statements 2024

Note 25. Cash flow detail
Net cash flow provided by operating activities
The detail of net cash flow provided by operating activities is the following:

Millions of euros	January - June 2024	January - June 2023
Cash received from operations	24,509	23,790
Cash paid from operations	(18,495)	(17,723)
Cash paid to suppliers and other operating payments	(15,497)	(14,880)
Cash paid to employees	(2,472)	(2,416)
Payments related to cancellation of commitments related to employee benefits	(526)	(427)
Net payments of interest and other financial expenses net of dividends received	(858)	(512)
Net interest and other financial expenses paid	(886)	(951)
Dividends received	28	439
Taxes (payments)/proceeds	(556)	(266)
Net cash flow provided by operating activities	4,600	5,289
In the first half of 2023, dividends amounting to 325 million pounds sterling corresponding to recapitalizations were received from VMO2, equivalent to 373 million euros (see notes 2 and 8).
Net cash flow used in investing activities
The following is a detail of the items comprising the net cash flow used in investing activities.

Millions of euros	January - June 2024	January - June 2023
Proceeds from the sale in property, plant and equipment and intangible assets	111	111
Payments on investments in property, plant and equipment and intangible assets	(3,122)	(3,145)
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(3,011)	(3,034)
Payments for non-financed spectrum in the first half of 2024 totaled 12 million euros (26 million euros in the first half of 2023).

Telefónica, S.A. 53

Condensed Consolidated Interim Financial Statements 2024

Millions of euros	January - June 2024	January - June 2023
Tax associated with the sale of the tower division of Telxius	—	876
Sale of telecommunications towers divisions of Telxius	—	90
Others	7	3
Proceeds on disposals of companies, net of cash and cash equivalents disposed	7	969
Share capital increase UGG TopCo	(23)	(16)
OI mobile assets acquisition	—	(3)
Others	(35)	(37)
Payments on investments in companies, net of cash and cash equivalents acquired	(58)	(56)

Millions of euros	January - June 2024	January - June 2023
Collateral guarantees on derivatives	549	858
Sales of Argentina bonds	55	—
Legal deposits	2	20
Others	16	19
Proceeds on financial investments not included under cash equivalents	622	897
Collateral guarantees on derivatives	(479)	(423)
Acquisition of Argentina bonds	(142)	(64)
Others	(20)	(17)
Payments on financial investments not included under cash equivalents	(641)	(504)

Telefónica, S.A. 54

Condensed Consolidated Interim Financial Statements 2024

Net cash flow used in financing activities
The following is a detail of the items comprising the net cash flow used in financing activities.

Millions of euros	January - June 2024	January - June 2023
Dividends paid to the shareholders of Telefónica, S.A. (*)	(864)	(852)
Payments to non-controlling interests of Telefônica Brasil, S.A.	(84)	(84)
Payments to non-controlling interests of Telefónica Deutschland Holding, A.G.	(17)	(157)
Payments to non-controlling interests of Telxius Telecom, S.A.	—	(48)
Others	(7)	—
Dividends paid (Note 15)	(972)	(1,141)
Share capital increase Pontel Participaciones, S.L.	—	111
Share capital increase Telefónica Centroamérica Inversiones, S.L.	—	2
Proceeds from share capital increase with minority interests	—	113
Acquisition of Telefónica Deutschland Holding, A.G. shares (see Note 2)	(1,005)	(14)
Acquisition of 40% Telxius Telecom, S.A. from KKR (see Note 15)	—	(224)
Payment to KKR related to 2021 Income Tax of Telxius (Note 15)	—	(351)
Payment to Pontegadea related to 2021 Income Tax of Telxius (Note 15)	—	(88)
Transactions with Telefónica, S.A.'s own shares. (see Note 15)	(87)	(101)
Others	(43)	(22)
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(1,135)	(800)
Issuance of undated deeply subordinated securities (Note 15)	1,100	1,000
Acquisition of undated deeply subordinated securities (Note 15)	(1,097)	(1,000)
Payment of the coupon related to the issuances of undated deeply subordinated securities issued (see Note 15)	(203)	(195)
Operations with other equity holders	(200)	(195)
(*) This amount differs from that indicated in Note 15 because of withholding taxes deducted in the payment to certain major shareholders in accordance with current legislation.

Telefónica, S.A. 55

Condensed Consolidated Interim Financial Statements 2024

Millions of euros	January - June 2024	January - June 2023
Issued under the EMTN program of Telefónica Emisiones, S.A.U.	1,750	—
Proceeds on issue of debentures and bonds, and other debts	1,750	—
Disposal bilateral loans of Telefónica, S.A.	—	125
Disposal bilateral loans and other loans of Telxius Telecom, S.A.	—	306
Issuance of promissory notes	668	315
Others	430	216
Proceeds on loans, borrowings and promissory notes	1,098	962
Repayments of debentures and bonds, and other debts	(1,112)	(1,352)
Amortization of financing of Telefónica, S.A.	(70)	(100)
Amortization of financing of Telefónica Germany	(83)	(33)
Amortization bilateral loans and other loans of Telxius Telecom, S.A.	—	(196)
Amortization of promissory notes	(140)	(43)
Others	(208)	(153)
Repayments of loans, borrowings and promissory notes	(501)	(525)
Lease principal payments (Note 21)	(1,130)	(1,076)
Financed spectrum licenses payments	(64)	(63)
Payments for investments in spectrum use licenses financed without explicit interest	(33)	(21)
Payments to suppliers with extended payment terms	(4)	—
Financed operating payments and investments in property, plant and equipment and intangible assets payments (Note 16)	(101)	(84)

Note 26. Other information
Litigation
With regard to ongoing litigation, the main developments in litigation reported in Note 29.a) to the consolidated annual financial statements for the year ended December 31, 2023, from that date to the date of authorization for issue of these interim financial statements are as follows:
Telefónica's lawsuit against Millicom International Cellular for default in the sale of Telefónica Costa Rica
On February 13, 2024, the New York Supreme Court issued a decision granting Telefónica’s motion for partial summary judgment, concluding that Telefónica is entitled to compensatory damages and prejudgment interest from Millicom (approximately 140 million U.S. dollars). Millicom announced that it would appeal the decision and the appeal is being processed.
ICSID Arbitration Telefónica, S.A. vs. Republic of Peru
Related to the ICSID Arbitration request filed by Telefónica, S.A. against Republic of Peru, on 29 March 2024, Telefónica filed a reply on the merits.
On 28 June 2024, the Respondent filed a rejoinder on the merits and a reply on jurisdiction.
On July 16, 2024, following the resignation of arbitrator appointed by Peru, the Acting Secretary-General notified the parties of the vacancy on the Tribunal and the proceeding was suspended pursuant to ICSID Arbitration Rule 10 (2).
UK High Court claim by Phones 4 U Limited against various mobile network operators and other companies, among others, Telefónica, S.A., Telefonica O2 Holdings Limited and Telefonica UK Limited
Related to the claim filed by Phones 4U Limited (“P4U”) against various mobile network operators: Everything Everywhere, Deutsche Telekom, Orange, Vodafone, Telefónica, S.A., Telefonica O2 Holdings Limited and

Telefónica, S.A. 56

Condensed Consolidated Interim Financial Statements 2024

Telefonica UK Limited (together the “Defendants”),on November 10, 2023 the court issued a judgment, concluding that none of the Defendants was in breach of either UK or EU competition law.
On April 10, 2024 P4U filed an appeal.
On June 28, 2024, the respondents filed its response to P4U's appeal.
Other proceedings
The Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.
Commitments
The main developments with regard to commitments and information reported in this connection in Note 29.c) to the consolidated annual financial statements for the year ended December 31, 2023, from that date to the date of authorization for issue of these interim financial statements are as follows:
Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.
On 28th June 2024, a new amendment to the master service agreement was formalised, so by virtue of these amendments the term may be extended for those adhering companies up to 2031 (for the adhering entities in Latinoamerica) or up to 2034 (adhering entities in Spain).
Commitments derived from the agreements reached for the acquisition of football (soccer) related rights between Telefónica (through its affiliate Telefónica Audiovisual Digital, S.L.U.) and LaLiga, UEFA and RFEF.
On January 19, 2024, Telefónica Audiovisual Digital, S.L.U. was awarded exclusive broadcasting rights for five matches per matchday of the Spanish First Division Football League National Championship for pay
television in the residential market in Spain. Telefónica Audiovisual will have first pick on 18 matchdays and second pick on 17 matchdays (or the applicable portion for the 2024/2025 season), including the second match of the season between Real Madrid and Barcelona. In addition, it has been awarded exclusive broadcasting rights of one matchday for the 2024/2025 season and three matchdays in the remaining seasons. The award covers the 2024/2025 season, beginning January 20, 2025, as well as the 2025/2026 and 2026/2027 seasons. The price has been set at 250 million euros for the 2024/2025 season and 520 million euros for each of the 2025/2026 and 2026/2027 seasons. The corresponding agreement between Telefónica Audiovisual Digital, S.L.U. and LaLiga was signed on June 2, 2024.
Contracts for the provision of IT services with Nabiax.
On 10 June 2024, Telefónica de España, S.A.U. and Nabiax’s subsidiary Digital DHF Iberia S.L signed an addendum to the agreement for the provision of housing services for Spain, among others to extend the validity of the agreement until July 2034, affecting only the Alcalá de Henares data centre.
Contracts between Telefónica de España, S.A.U. ("TdE"), Telefónica Móviles España, S.A.U. ("TME") and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. ("TSOL" and jointly with TdE and TME "Telefónica") with Capgemini España, S.L., Inetum España, S.A., Indra Soluciones Tecnologías de la Información S.L.U. and UTE "Indra Soluciones Tecnologías de la Información S.L.U., Inetum España S.A., Unión Temporal de Empresas Law 18/1982 of 26 May".
On different dates in March 2024, Telefónica entered into four contracts with (i) Capgemini España, S.L., (ii) Inetum España, S.A., (iii) Indra Soluciones Tecnologías de la Información S.L.U. and (iv) UTE "Indra Soluciones Tecnologías de la información S.L.U., Inetum España S.A., Unión Temporal de Empreesas Ley 18/1982 de 26 de mayo" for the provision to Telefónica of an IT transformation service (development, maintenance and operation of applications) for a total amount of 582 million euros, for a duration of seven years (and automatic extensions up to a maximum of two additional years, unless prior notice by either of the parties).

Telefónica, S.A. 57

Condensed Consolidated Interim Financial Statements 2024

Note 27. Operations held for sale
The detail of non-current assets and disposal groups classified as held for sale and liabilities associated with non-current assets held for sale at June 30, 2024 and December 31, 2023 are as follows:

Millions of euros	06/30/2024	12/31/2023
Fiber optic assets in Peru	296	273
Goodwill (Note 6)	34	34
Property, plant and equipment (Note 7)	214	198
Others	48	41
Network assets in Colombia	372	—
Intangible assets (Note 5)	135	—
Goodwill (Note 6)	8	—
Property, plant and equipment (Note 7)	47	—
Rights of use (Note 21)	169	—
Others	13	—
Other assets	1	—
Non-current assets and disposal groups classified as held for sale	669	273
Liabilities associated with fiber optic assets in Peru	22	37
Liabilities associated with network assets in Colombia	348	—
Non-current lease liabilities (Note 21)	182	—
Payables and other non-current liabilities (Note 18)	96	—
Current lease liabilities (Note 21)	50	—
Payables and other current liabilities	8	—
Other liabilities	12	—
Liabilities associated with non-current assets held for sale	370	37
Network assets in Colombia
On February 26, 2024, Colombia Telecomunicaciones S.A. ESP BIC and Colombia Móvil S.A. ESP signed a binding framework agreement for the implementation of a single mobile access network, through an independent company. A Temporary Union is also created to share radio spectrum usage licenses.
The closing of the operation is subject to obtaining the corresponding regulatory authorizations and the respective contractual stipulations.
Fiber optic business in Peru
On July 6, 2023, Telefónica Hispam entered into share subscription agreements with an affiliate of KKR and Entel Perú, for the entry of both companies, with 54% and 10%, respectively, into the share capital of Pangea the wholesale fiber-to-the-home (“FTTH”) company in Peru, maintaining Telefónica Hispam 36% of the shares of said company.
As part of the transaction Telefónica del Perú S.A.A. (“TDP”) and Entel will sell to Pangea certain assets of their FTTH infrastructure. Likewise, as part of the transaction, certain agreements will be signed, among them, agreements for the provision of wholesale connectivity services with TDP and Entel Perú.
The transaction is subject to obtaining the regulatory approvals.
Note 28. Events after the reporting period
In relation to the subsidiary Colombia Telecomunicaciones S.A. ESP BIC (Telefónica Colombia), the Telefónica Group entered into a non-binding agreement in July with the Millicom Group to explore a possible corporate transaction, with respect to the assets that both groups have in Colombia.
This potential transaction is subject to the signing of the definitive agreements between the companies involved and the obtaining of the corresponding regulatory approvals, which may involve the sale of the Telefónica Group’s shares of Telefónica Colombia.

Telefónica, S.A. 58

Condensed Consolidated Interim Financial Statements 2024

Note 29. Additional note for English translation
These consolidated financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Telefónica, S.A. 59

Condensed Consolidated Interim Financial Statements 2024

Appendix I. Changes in the consolidation scope
The main changes in the consolidation scope taking place in the first half of 2024 were as follows:
Telefónica Germany
On November 7, 2023, Telefónica, through its subsidiary Telefónica Local Services GmbH, made a voluntary public tender offer in the form of a partial offer to the shareholders of Telefónica. On Apr 23, 2024 Telefónica holds 96.85% of Telefónica Deutschland Shares as public delisting acquisition offer ends (see Note 2).
Telefónica Hispam

With effect from March 4, 2024, the company Telefónica de Argentina, S.A. was merged into the company Telefónica Móviles Argentina, S.A.
Appendix II. Key regulatory issues
With regard to the main regulatory aspects, and in relation to the information in this respect included in Appendix VI to the consolidated financial statements for the year ended 31 December 2023, the following significant events that have occurred since that date and up to the preparation of these interim financial statements are disclosed:
European Union
As regards audiovisual regulation (AVMS) the European Commission has confirmed the need for a review of the AVMS Directive by 2026 as foreseen, in view of the ongoing evolution and digitisation of media services, in full coherence with the horizontal instruments, in particular the DSA. The aim would be to modernise the content rules of the Directive and ensure that they reflect current market realities.
On 13 March 2024, MEPs voted on the final text of the Regulation of the European Parliament and of the Council laying down harmonised rules on artificial intelligence (Artificial Intelligence Regulation or AI Law). In May 2024, the Council of Ministers also adopted this text, being the first global rule on AI that will set a global standard for AI regulation. The AI Law was published in the Official Journal on 12 July, implemented according to the following timetable:
- 2 August 2024: entry into force
- 2 February 2025: General provisions and measures on high-risk AI systems to apply
- 2 August 2025: rules for general-purpose AI models, provisions on fines, notification authorities and governance structure will apply.
- 2 May 2025: date by which AI codes of practice must be in place
- 2 August 2026: most of the measures of the Artificial Intelligence Act will be implemented.
- 2 August 2027: the provisions on high-risk AI systems used as a security component will apply.
Highlight the following provisions of the law:
- The ban on AI systems posing unacceptable risks will apply six months after entry into force.
- The codes of practice will be implemented nine months after entry into force.
- Rules on general-purpose AI systems that must comply with transparency requirements shall apply 12 months after entry into force.
- High-risk systems will have more time to comply with the requirements, as the obligations concerning them will apply 36 months after entry into force.
During the first half of the year, it has not been possible to reach an agreement between co-legislators on the adoption of the ePrivacy Regulation Proposal that would replace the current Directive 2002/58/EC. As a consequence, most Member States have requested the withdrawal of the Proposal by the new European Commission and request a new Impact Assessment on the outstanding issues (cookies, Data Retention). On 13 June 2024, the Council reached a General Approach and will start trilogue negotiations with the European Parliament (which has agreed its position in April 2024) to agree on a final legislative text.
In July 2024 the European Commission will publish its second report on the implementation of the GDPR.

Telefónica, S.A. 60

Condensed Consolidated Interim Financial Statements 2024

Spain
With the final publication in the BOE of the CNMC’s resolution on the analysis of the market for access calls and origination on fixed networks market (M2 2007), where the deregulation of this market is established since it would not comply the three-criteria test, Telefónica de España will cease to be considered as a Significant Market Power (SMP) operator, removing all current obligations within 6 months of the publication.
On the other hand, during the second half of 2024, Telefónica España would foreseeably cease to be considered as an operator with SMP on submarine trunk routes, removing all current obligations within 6 months of the approval of the market analysis to deregulate Telefónica de España's wholesale access to these infrastructures, carried out by the CNMC on 20 November 2023, as it considered that the three-criteria test was not met in this market.
In addition, in June 2024, the Ministry of Digital Transformation and the Civil Service approved, after public consultation, the Ministerial Order amending the concessions by extending their duration to a maximum of 40 years. This measure brings certainty to the business and eliminates the risk of undertaking new investments in spectrum acquisition in the bands whose duration is extended in the coming years.
Finally, in May 2024, the Royal Decree approving the 5G National Security Scheme (ENS5G) was approved.
Germany
In May 2024 BNetzA continued the procedure for the provision of frequencies in the 800 MHz, 1,800 MHz and 2,600 MHz bands with the publication of the draft decision based on the 2023 framework conditions and comments received during the consultation period, which was open until 8 July 2024, including comments from Telefónica Germany. BNetzA plans to take a final decision on frequency provision in autumn 2024.
UK
In relation to wholesale price regulation, the MTR as of 1 April 2024 is 0.468 ppm. Likewise, the FTR as of 1 April 2024 is 0.0356 ppm.
On spectrum, following an agreement between government and industry to establish a 'Shared Rural Network', mobile operators, including Telefónica UK, agreed to modify their 900 and 1800 MHz licences to provide 88% geographic coverage by 30 June 2024 and 90% by 2026. Similarly, Ofcom is consulting on the future allocation of 26GHz and 40GHz millimetre band spectrum. This process is expected to take place from April 2025.
Brazil
In compliance with the 120-day deadline granted to reach a consensus on Process No. 036.366/2023-4, on 23 May 2024, the Negotiating Committee reached an agreement on the terms and conditions proposed in the Self-composition Agreement for the Adaptation of Fixed Telephony Services (STFC) concession contracts to an Authorisation instrument, to be agreed in due course by the Company with Anatel, Federal Court of Accounts ("TCU") and the Ministry of Communications.
This proposal includes (i) the closure of administrative and judicial proceedings related to the STFC Concession pending before ANATEL and/or the respective courts; (ii) the withdrawal of the arbitration proceedings brought by the Company against ANATEL; (iii) the assumption by Telefónica Brasil of commitments aimed at the public interest to be executed within a period of up to 10 years; and (iv) a guarantee of maintenance of fixed telephony service in certain locations until the year 2028.
The proposed terms and conditions of the aforementioned Agreement are subject to obtaining the necessary approvals, in accordance with the governance of the parties, including the procedural steps set out in TCU Regulatory Instruction No. 91/2022 and to the evaluation of the TCU Plenary, which may take up to 90 days to confirm its effectiveness and, in the case of Telefónica Brasil, subject to the approval of its Board of Directors, which has already occurred on 26 June 2024.
The Agreement is still subject to final and definitive approval by the TCU and the Office of the Advocate General of the Union (AGU). Once such final approval is obtained, and provided that the TCU and the AGU maintain the terms and conditions of the proposal approved by the Board of Directors, the Executive Team of Telefónica Brasil may carry out all acts and formalize the Agreement.
ANATEL recently detailed plans to promote new auctions in the coming years. More specifically, the Agency's Board determined, in June 2024, that a new auction announcement for unassigned spectrum in the 700 MHz band should be published until the end of 2025. According to ANATEL's Spectrum Superintendent, the Agency is also evaluating the possibility and convenience of promoting auctions for other bands in the near future.
On the other hand, in relation to Resolution 694, dated 17 July 2018, issued by ANATEL, the VU-M values (in Brazilian reals) applicable to Telefónica for 2024 are as follows: (i) Region I: 0.01472; (ii) Region 2: 0.01599; and (iii) Region 3: 0.01738, without prejudice to Telefónica reaching an agreement for higher values with other operators.

Telefónica, S.A. 61

Condensed Consolidated Interim Financial Statements 2024

Finally, the PGMC is undergoing a new review process by ANATEL, following the publication of Public Consultation 64, on 6 November 2023. The most worrying changes in the new text consist of the obligation to offer inactive spectrum, in a given region, to other operators and the restriction to enter into agreements to share mobile infrastructure ("RAN Sharing") between operators in cities with a population of less than 100 thousand inhabitants. In addition, ANATEL also determined the obligation to offer Roaming within the area of provision of interested MNOs and MVNOs, without the need for exclusivity. On the same date, ANATEL also submitted for Public Consultation a revision of the Spectrum Use Regulation (RUE), where it also proposed measures to expand the use of spectrum, mainly through greater flexibility of secondary authorisations (not derived from spectrum auctions).
Mexico
On 24 April 2024, Telefónica México and AT&T México extended the term of the Wholesale Access Services Agreement under which AT&T México provides access services to Telefónica México. As in previous years, Telefónica Mexico continues to operate all other elements of its network such as the transport network and its core network, which integrates all other platforms necessary to provide services to its customers on a fully independent and unrestricted basis.
Chile
The Chilean Parliament has just passed a new law declaring the Internet a public service, which incorporates some changes to the 1982 General Telecommunications Law, covering a number of issues of relevance to the development of the sector. The new law is expected to be published in July 2024, from which date it will become applicable.
The new decree fixing mobile termination rates is still pending approval and will be retroactively effective as of 27 January 2024.
Fixed termination rates will be set on the basis of a new tariff process recently initiated under the new law N° 21.637.
Argentina
Telefónica repeatedly obtained the renewal of the injunction suspending the application of DNU 690/2020. During these suspension periods, Telefónica was not subject to the provisions contained in DNU 690/2020 in relation to price regulation and public service. On April 9, 2024, DNU 302/2024 repealing DNU 690/2020 was approved and as of today the proceedings of the lawsuit initiated by Telefónica are still ongoing.
With the approval of DNU 302/2024 it was stipulated that licensees shall set their prices, which must be fair and reasonable, cover operating costs and aim at efficient provision and a reasonable operating margin.
Colombia
As of June 2024, the government has not communicated the final decision on the renewals of the 30 MHz permit in the AWS band that was allocated in resolutions 2625 and 4121 of 2013, nor of the renewal of the 25 MHz permit in the 850 MHz band and the 15 MHz permit in the 1900 band that were allocated by resolution 597 of 2014.
In February 2024, Colombia Telecomunicaciones S.A. ESP BIC and Colombia Móvil S.A. ESP signed and agreement under which an independent company is created for the deployment and operation of a single access network, and additionally a Temporary Union is created to cede spectrum permits until the 140 MHz cap is met, thus ensuring that both operators can exploit jointly the spectrum using the network under the new company responsibility and maintaining the commercial independence. Upon the previous agreement, on June 25, 2024, Colombia Móvil S.A. ESP requested from the ICT Ministry the assignment to the Temporary Union of 20 MHz of the 700 MHz band contained in Resolution 332 of 2020.
Peru
On 4 July 2024, a law was passed that delegates to the Executive Branch the approval of specific measures to promote the development of 5G services, allowing a special mechanism for the granting of concessions with radio spectrum allocation subject to the fulfilment of investment commitments to be defined by the Ministry of Transport and Communications (MTC). This power will allow the MTC to advance in the process of reallocating the 3.5GHz band to be used for the provision of 5G services and to assign 5G spectrum without launching a public bidding process, as long as there is no lack of available spectrum to cover the demand of all interested operators. This could allow Telefónica del Perú to access spectrum for the provision of 5G services. There is no concrete information on when the MTC could move forward with the 3.5GHz band spectrum reallocation and assignment process.

Telefónica, S.A. 62

Condensed Consolidated Interim Financial Statements 2024

Interim Consolidated Management Report
Telefónica Group
The results this first semester reflect continued acceleration in top-line growth, profitability and sustainability (ESG-led customer relationship with AI embedded in our processes). We completed the new long-term mobile network agreement with DIGI, adding visibility and sustainability beyond 2040 to our wholesale revenue function in Spain. In addition, we are witnessing a new paradigm on spectrum in the industry, with the extension prolongation in Spain and BNetzA suggested spectrum prolongation. We advanced in a proposal with Anatel and other bodies in Brazil to adapt the concession to authorization model, and Virgin Media O2 and Vodafone announced new, long-term network sharing agreement. As such, our strategic initiatives around building next-gen networks, putting customers first, and creating leaner future-fit operations are bearing fruit, giving us confidence to re-affirm our full-year financial guidance, to continue delivering shareholder value and to capture the opportunities”.
Telefónica’s total accesses 392.0 million as of June 30, 2024. Accesses base increased by 2.2% year-on-year, mainly due to IoT accesses in Virgin Media O2 and Telefónica Brazil and contract accesses in Telefónica Brazil.
The below table shows the evolution of Group accesses in the first half of 2024 compared to the first half of 2023:

Accesses
Thousands of accesses	2023	2024	%Reported YoY
Fixed telephony accesses (1)	27,233	25,286	(7.1%)
Broadband (2)	26,575	26,997	1.6%
UBB	24,443	25,611	4.8%
FTTH (2)	15,199	17,031	12.1%
Mobile accesses	294,103	302,295	2.8%
Prepay	127,904	127,498	(0.3%)
Contract	127,519	131,743	3.3%
IoT	38,680	43,054	11.3%
Pay TV	10,340	10,185	(1.5%)
Retail Accesses	358,460	364,959	1.8%
Wholesale Accesses	25,091	27,015	7.7%
Fixed wholesale accesses	3,623	3,503	(3.3%)
FTTH wholesale accesses	3,260	3,336	2.3%
Mobile wholesale accesses	21,469	23,513	9.5%
Total Accesses	383,551	391,974	2.2%
Notes:
(1) Includes fixed wireless and VoIP accesses.
(2) Includes cable accesses in Peru

The Group's strategy is based on capturing high value customers in the markets in which it operates.
Mobile accesses totaled 302.3 million as of June 30, 2024, up 2.8% compared to June 2023, mainly by IoT growth in Virgin Media O2 and Telefónica Brazil and by the good performance in postpaid in Telefónica Brazil . Postpaid accesses represented 50.8% of the mobile accesses excluding IoT (+0.9 p.p.).
Fixed broadband accesses stood at 27.0 million at June 30, 2024, up 1.6% year-on-year. Retail fiber (FTTH) accesses stood at 17.0 million at June 30, 2024, growing by 12.1% compared to June 30, 2023.
Pay TV accesses totaled 10.2 million as of June 30, 2024, down 1.5% year-on-year.

Telefónica, S.A. 63

Condensed Consolidated Interim Financial Statements 2024

Consolidated results
In this section, we discuss the variations in the Group’s consolidated income statements for the first half of 2024 and 2023:

	First half		Variation
Consolidated Results	2023	2024	2024 vs 2023
Millions of euros	Total	Total	Total	%
Revenues	20,178	20,395	217	1.1%
Other income	664	569	(95)	(14.3%)
Supplies	(6,550)	(6,496)	54	(0.8%)
Personnel expenses	(2,936)	(2,890)	46	(1.6%)
Other expenses	(5,090)	(5,154)	(64)	1.3%
Depreciation and amortization	(4,348)	(4,361)	(13)	0.3%
OPERATING INCOME	1,918	2,063	145	7.6%
Share of income (loss) of investments accounted for by the equity method	(14)	18	32	c.s.
Net financial expense	(790)	(779)	11	(1.3%)
PROFIT BEFORE TAX	1,114	1,302	188	16.9%
Corporate income tax	(230)	(229)	1	(0.5%)
PROFIT FOR THE PERIOD	884	1,073	189	21.4%
Attributable to equity holders of the Parent	760	979	219	28.9%
Attributable to non-controlling interests	124	94	(30)	(24.2%)
c.s.: change of sign

The following table details the reconciliation between EBITDA, EBITDAaL and EBITDAaL-CapEx ex spectrum, with the Telefónica Group's Profit for the period for the half-year periods ended June 30, 2024 and 2023:

Millions of euros	January - June 2023	January - June 2024
Operating income	1,918	2,063
Depreciation and amortization	4,348	4,361
EBITDA	6,266	6,424
Amortization of rights of use	(1,051)	(1,121)
Financial expenses for leases	(197)	(256)
EBITDAaL	5,018	5,047
Capital expenditures in intangible assets	612	767
Capital expenditures in property, plant and equipment	1,792	1,593
CapEx	2,404	2,360
Spectrum acquisitions	(12)	(61)
CapEx excluding spectrum acquisitions	2,392	2,299
EBITDAaL - CapEx excluding spectrum acquisitions	2,626	2,748

Telefónica, S.A. 64

Condensed Consolidated Interim Financial Statements 2024

Results discussion
Revenues in the first half of 2024 totaled 20,395 million euros, up 1.1% year-on-year compared to the first half of 2023, baked by the positive growth in service revenues (+2.2%) leveraged by higher B2B revenues (+3.9%) mainly in Telefónica Spain and Telefónica Brazil.
Other income mainly includes work on fixed assets and gains on disposal of assets. In the first half of 2024, other income amounted to 569 million, down 14.3% year-on-year compared to the first half of 2023.
Supplies amounted to 6,496 million euros in the first half of 2024, down 0.8% year-on-year, mainly as a result of lower handset costs in Telefónica Germany and Telefónica Hispam.
Personnel expenses amounted to 2,890 million euros in the first half of 2024, down by 1.6% year-on-year , mainly as a result of lower expenses in Telefónica Spain, associated with the number of employees adhering to the staff resizing plan and to a lesser extent due to lower personnel expenses in Telefónica Hispam, a consequence of the efficiency plans carried out in the region.
The average headcount was 102,090 employees in the first six months of 2024, decrease 1.8% compared to the same period of 2023.
Other expenses amounted to 5,154 million euros in the first half of 2024, up 1.3% year-on-year, due mainly to higher costs in Telefónica Spain, Telefónica Brazil and Telefónica Hispam.
As a result of the foregoing, EBITDA totaled 6,424 million euros in the first half of 2024 up 2.5% year-on-year, affected by restructuring costs incurred in 2023 (+0.6 p.p.), higher service revenues and cost efficiencies.
Depreciation and amortization amounts to 4.361 million euros in the first half of 2024, it remained stable compared to the first half of 2023.
Operating Income for the first half of 2024 totaled 2,063 million euros up 7.6% year-on-year due to higher service revenues (+2.2%) and cost efficiencies in 2024, that offset the slight increase in depreciation and amortization (+0.3%).
EBITDAaL in the first half of 2024 totaled 5,047 million euros, up 0,6% year-on-year, baked by the EBITDA growth explained above, that offset the higher operating leases. The higher operating leases are impacted by a higher inflation rate, which affect the contract renewal, and additionally the 5G deployment.
Share of profit/loss of investments accounted for by the equity method in the first half of 2024 was positive by 18 million euros (negative by 14 million euros in the first half of 2023) mainly due to higher results of VMO2.
Net financial expenses in the first half of 2024 amounted to 779 million euros, decreasing by 11 million euros y-o-y in the same period of 2023.
Corporate income tax in the first half of 2024 amounted to 229 million euros, in line with the same period of the previous year.
Profit attributable to non-controlling interests amounted to 94 million euros in the first half of 2024 (124 million euros in the same period of 2023). The variation is mainly due to the reduction in results attributed to minority interests in Germany in the first half of 2024 following the Public Offer for the acquisition of shares, as well as the exit of minority interests from Telxius in 2023.
As a result, Profit for the period attributable to equity holders of the Parent Company for the first half of 2024 amounts to 979 million euros (760 million euros in the first half of 2023).
Basic earnings per share totaled 0.15 euros in the first six months of 2024.
CapEx totaled 2,360 million euros in the first half of 2024, down 1.8% year-on-year, despite the higher spectrum purchases in 2024 (61 million euros in 2024 compared to 12 million euros in 2023).
EBITDAaL-CapEx ex spectrum stood at 2,748 million euros in the first half of 2024, up 4.7% year-on-year baked by the EBITDA growth explained above and the CapEx reduction, both offsetting the operating leases increase.

Telefónica, S.A. 65

Condensed Consolidated Interim Financial Statements 2024

Segment results
TELEFÓNICA SPAIN
The below table shows the evolution of accesses in Telefónica Spain of the first half of 2024 compared to the first half of 2023:

ACCESSES
Thousands of accesses	2023	2024	%Reported YoY
Fixed telephony accesses (1)	7,991	7,860	(1.6%)
Broadband	5,900	5,964	1.1%
FTTH	5,197	5,498	5.8%
Mobile accesses	19,787	20,353	2.9%
Prepay	789	549	(30.5%)
Contract	15,166	15,335	1.1%
IoT	3,832	4,469	16.6%
Pay TV	3,417	3,455	1.1%
Retail Accesses	37,105	37,632	1.4%
Wholesale Accesses	3,611	3,491	(3.3%)
FTTH Wholesale Accesses	3,254	3,331	2.4%
Total Accesses	40,715	41,122	1.0%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.

During the first semester of 2024, Telefonica España maintain the good momentum from 2023 and reaffirms its recovery with year-on-year growth in both, accesses and main financial indicators.
To highlight, the offer for second homes improved in June 2024 with the launch of the new service Fibra Adicional, which provides high quality connectivity in a second home of miMovistar customers. This service has three fiber speed options, adapted to the customer's needs and uses.
In June 2024, 5G coverage of the population of Spain reaches 89%, which improves user experience and allows enterprises to implement advanced mobile connectivity services. Nokia and Telefónica have recently announced a strategic agreement to accelerate the development and deployment of private 5G networks in the Spanish business market. This alliance for the next three years will provide Spanish companies access up to 100 different Nokia solutions related to digitalization in the cloud, private mobile networks, edge computing for industry and industrial devices. Moreover, a higher degree of virtualisation is accelerating the FTTH and 5G deployments and the switch-off of the retail copper service achieved in April 2024 (123 COs closed in 2024 as of June; 4,272 closed since 2024).
Additionally, to highlight that Movistar Prosegur Alarmas: the joint venture of Prosegur and Telefónica Spain, reached 514 thousand customers as of June 30, 2024, up by 10.4% y-o-y.
Telefónica Spain had 41.1 million accesses as of June 30, 2024, an increasing of 1.0% as compared to June 30, 2023, driven by the positive evolution of mobile accesses and fixed broad band.
The convergent offer (residential and SMEs) had a customer base of 4.5 million customers as of June 30, 2024, an increase of 0.2% y-o-y.
Retail fixed accesses totaled 7.9 million and decreased 1.6% as compared to June 30, 2023, with a net loss of 88.1 thousand accesses in the first half of 2024.
Retail broadband accesses totaled 6.0 million (+1.1% y-o-y), with net adds of 28.8 thousand accesses during the first half of 2024.
Retail fiber (FTTH) accesses reached 5.5 million customers in June 2024 (+5.8% as compared to June 30, 2023), representing 92.2% of total retail broadband customers (+4.1 p.p. y-o-y) with net adds of 153 thousand accesses as of June 30, 2024. At June 30, 2024, fiber deployment reached 30.2 million premises, 1.6 million more than at June 30, 2023.

Telefónica, S.A. 66

Condensed Consolidated Interim Financial Statements 2024

Total retail mobile accesses stood at 20.4 million as of June 30, 2024, an increase of 2.9% as compared to June 30, 2023 mainly as a result of an increase of IoT accesses base (+16.6% y-o-y), together with increases in mobile contract accesses (+1.1% y-o-y).
Pay TV accesses reached 3.5 million at June 30, 2024, increasing 1.1% year-on-year.
Wholesale accesses stood at 3.5 million at June 30, 2024, down 3.3% year-on-year, and wholesale fiber (FTTH) accesses (95.4% of total wholesale accesses at June 30, 2024 compared with 90.1% at June 30, 2023) were up 2.4% year-on-year.
The table below shows the evolution of results in Telefónica Spain’s of the first half of 2024 compared to the first half of 2023:

Millones de Euros
TELEFÓNICA ESPAÑA	January - June 2023	January- June 2024	% Reported YoY
Revenues	6,183	6,245	1.0%
Mobile handset revenues	243	242	(0.4%)
Revenues ex-mobile handset mobile	5,940	6,003	1.1%
Retail	4,857	4,960	2.1%
Wholesale and Other	1,083	1,043	(3.7%)
Other income	241	225	(6.8%)
Supplies	(2,438)	(2,534)	3.9%
Personnel expenses	(932)	(868)	(6.9%)
Other expenses	(831)	(837)	0.6%
EBITDA	2,223	2,231	0.4%
Margin EBITDA	35.9%	35.7%	-0.21 p.p.
Amortization of intangible assets, depreciation of property, plant and equipment	(1,083)	(1,108)	2.4%
OPERATING INCOME	1,140	1,123	(1.5%)
Amortization of rights of use	(238)	(286)	20.6%
Lease interest expenses	(16)	(28)	77.2%
EBITDAaL	1,969	1,917	(2.7%)
CapEx	754	720	(4.6%)
Spectrum	20	—	c.s.
CapEx ex Spectrum	734	720	(1.9%)
EBITDAaL - CapEx ex Spectrum	1,235	1,197	(3.1%)
Results discussion
Revenues in the first half of 2024 amounted to 6,245 million euros, growing 1.0% y-o-y. This trend was supported by TI revenue evolution due to the higher demand for digitalization projects in the B2B segment. The evolution of revenues excluding mobile handset sales is described below:
•Retail revenues (4,960 million euros in the first half of 2024) increased by 2.1% year-on-year, driven by the repositioning of tariffs, the improved commercial activity and IT revenues growth.
•Wholesale and other revenues (1,043 million euros in the first half of 2024) decreased by 3.7% year-on-year, mainly due to the impact of mobile termination rate cuts (-50% since 1 Jan-24) and lower TV content (Formula 1), not offset by the good evolution of MVNO revenues, partially offset by the OMVs revenue growth.
EBITDA reached 2,231 million euros in the first half of 2024, a year-on-year increase of 0.4%
Depreciation and amortization amounted to 1,108 million euros in the first half of 2024, increasing by 2.4% year-on-year, mainly due to an increase in the amortizable base of rights of use.

Telefónica, S.A. 67

Condensed Consolidated Interim Financial Statements 2024

Operating Income amounted to 1,123 million euros in the first half of 2024, a year-on-year decrease of 1.5%. The year-on-year decrease was impacted by higher depreciation and amortization of rights of use, due to inflation, site requirements for 5G deployment and increased lease interest expenses.
VMO2
In accordance with applicable accounting standards, Telefónica's share in the results of VMO2, our 50:50 joint venture with Liberty Global Plc in the United Kingdom, is presented in a single line of the income statement, “Share of (loss) income of investments accounted for by the equity method”. However, the VMO2 segment information included in this section is presented using management criteria and shows 100% of VMO2's results; Telefónica’s actual percentage ownership of VMO2 is 50%.
More than three years after the formation of VMO2, the company continues to integrate and innovate while investing heavily to expand and upgrade its fiber and 5G networks to provide the highest quality connectivity to more regions of the country.
Virgin Media O2’s full fibre footprint reached the milestone of 5 million premises at June, 30, 2024, through a combination of its existing fibre footprint, progress in the fibre upgrade activity, and as the anchor tenant and build supplier of the nexfibre network. Footprint expansion full fibre build accelerated by 68.3% year-over-year, as the total serviceable footprint grew by 489,000 homes in the first half of 2024, principally through the construction on behalf of Nexfibre.
The rollout of 5G Standalone continued, with outdoor 5G coverage now reaching almost two thirds of the UK population (65%) following the switch on of next generation 5G Standalone in the first half of 2024. The company is on track to bring 5G to all populated areas by the end of 2030, while continuing to invest in increasing mobile network capacity and improving rural connectivity.
Virgin Media O2 completed the first stage of its Shared Rural Network (SRN) rollout in June 2024 in line with Government targets, bringing reliable 4G coverage to 227 rural communities across the UK, helping to reduce the digital divide. Considering upgrades delivered by all operators, Virgin Media O2’s customers an now benefit from reliable 4G services across more than 300 former coverage black spots.
In July 2024, Virgin Media O2 and Vodafone UK announced a new, long-term mobile network sharing agreement. While many elements of the agreement expand on the existing arrangement between Vodafone UK and Virgin Media O2 and are independent of the Vodafone UK and Three UK merger (‘MergeCo’) outcome, the new agreement provides a basis for Virgin Media O2 and MergeCo to enhance network sharing, bolstering quality mobile coverage across the country and delivering improved services for customers should the merger be approved. Subject to merger clearance, Virgin Media O2 has also agreed to purchase spectrum at market value from MergeCo, increasing its current holding and allowing Virgin Media O2 to provide increased capacity, speeds and greater coverage to its customers.

Telefónica, S.A. 68

Condensed Consolidated Interim Financial Statements 2024

The following table shows the evolution of VMO2 accesses in the first half of 2024 compared to the first half of 2023:

ACCESSES
Thousands of accesses	June 2023	June 2024	%Reported YoY
Fixed telephony accesses	4,063	3,712	(8.6%)
Broadband	5,675	5,717	0.7%
UBB	5,667	5,711	0.8%
Mobile accesses	34,526	35,656	3.3%
Prepay	7,862	7,559	(3.9%)
Contract	16,053	15,870	(1.1%)
IoT	10,610	12,228	15.2%
Pay TV	3,152	3,115	(1.2%)
Retail Accesses	47,415	48,201	1.7%
Wholesale Accesses	9,430	9,830	4.2%
Total Accesses	56,845	58,031	2.1%
The total accesses base grew 2.1% year-on-year and stood at 58 million on June 30, 2024, mainly driven by the increase in the mobile accesses base, which grew 3.3% year-on-year and reached 35.7 million accesses supported by the growth in IoT.
The contract mobile customer base decreased 1.1% year-on-year and reached 15.9 million accesses, with a net loss of 252.2 thousand accesses in the first half of the year 2024 due to the performance in consumer and B2B segment, reflecting the wider market trend. Churn remained at low levels in spite of the price increase.
The prepay mobile customer base decreased 3.9% year-on-year and reached 7.6 million accesses declining 59.3 thousand accesses in the first half of the year 2024.
IoT mobile customer base grew 15.2% year-on-year and reached 12.2 million accesses underpinned by the Smart Metering Programme roll out.
Fixed broadband base grew 0.7% year-on-year and reached 5.7 million accesses with a net loss of 7.5 thousand accesses in the first half of the year 2024.

Telefónica, S.A. 69

Condensed Consolidated Interim Financial Statements 2024

The table below shows the evolution of the business revenues, considering 100% VMO2 results of the first half of 2024 compared to the first half of 2023:

Millions of euros
VMO2	January - June 2023	January- June 2024	% Reported YoY
Revenues	6,063	6,157	1.6%
Mobile Business	3,336	3,230	(3.2%)
Handset revenues	850	679	(20.1%)
Fixed Business	2,187	2,228	1.9%
Other	540	699	29.3%
Other income	255	237	(6.8%)
Supplies	(2,051)	(2,085)	1.6%
Personnel expenses	(692)	(645)	(6.9%)
Other expenses	(1,471)	(1,476)	0.5%
EBITDA	2,104	2,188	4.0%
Depreciation and amortization	(2,019)	(1,667)	(17.4%)
Operating income	85	521	c.s.
Share of income (loss) of investments accounted for by the equity method	2	1	(72.6%)
Net financial expenses	(646)	(764)	18.3%
Exchange rate differences and change in fair value of derivatives	617	313	(49.2%)
Net financial result	(29)	(451)	n.s.
Result before taxation	58	71	21.9%
Taxes	(37)	(35)	(7.3%)
Net Result	21	36	74.7%
Amortization of rights of use	(110)	(108)	(2.1%)
Lease interest expenses	(19)	(23)	23.9%
EBITDAaL	1,975	2,057	4.2%
CapEx	1,209	1,254	3.7%
Spectrum	—	—	c.s.
CapEx ex Spectrum	1,209	1,254	3.7%
EBITDAaL - CapEx ex Spectrum	766	803	4.9%
Results discussion
The evolution of the results of 100% VMO2 is detailed below.
In the first half of 2024, revenues amounted to 6,157 million euros, growing 1.6%, mainly due to price increases and the appreciation of the pound sterling.
Mobile Revenues amounted to 3,230 million euros in the first half of the year 2024 declining by 3.2% as a result of the decrease in handset revenues partially offset by the appreciation of the pound sterling.
Fixed business revenues amounted to 2,228 million euros in the first half of 2024, increasing by 1.9% because of the appreciation of the pound sterling as well as growth in household ARPU due to price increases, partially offset by the decline in fixed B2B segment.
Other revenues amounted to 699 million euros in the first half of 2024, growing 29.3% mainly driven by increased Nexfibre construction revenues and the appreciation of the pound sterling.
EBITDA in the first half of 2024 reached 2.188 million euros, growing 4.0% year-on-year.

Telefónica, S.A. 70

Condensed Consolidated Interim Financial Statements 2024

Depreciation and amortization amounted to 1,667 million euros in the first half of 2024, decreasing by 17.4% impacted by a lower depreciation and amortization base.
Operating Income amounted to 521 million euros in the first half of 2024, 85 millions euros as of June 2023, mainly due to the decline in depreciation and amortization and integration costs.
TELEFÓNICA GERMANY
The below table shows the evolution of accesses in Telefónica Germany of the first half of 2024 compared to the first half of 2023:

ACCESSES
Thousands of accesses	2023	2024	%Reported YoY
Fixed telephony accesses (1)	2,255	2,300	2.0%
Broadband	2,340	2,383	1.8%
UBB	2,002	2,082	4.0%
FTTH	19	39	100.2%
Mobile accesses	44,591	45,610	2.3%
Prepay	15,791	15,220	(3.6%)
Contract	27,006	28,346	5.0%
IoT	1,794	2,045	14.0%
Retail Accesses	49,264	50,367	2.2%
Total Accesses	49,264	50,367	2.2%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
In the first half of 2024, Telefónica Germany continues with robust commercial traction and low churn in a dynamic but rational market.
Telefónica Germany’s key milestones in the first half of 2024 were as follows:
•Steady EBITDA growth mainly fuelled by successful cost management.
•Excellent progress with 4G network densification and 5G rollout resulting in 5G population coverage of 96%.
•5G technology not only improves the customer experience, but also greatly contributes to Telefónica Germany's ESG commitment thanks to greater energy efficiency.
Telefónica Germany maintained robust commercial activity in mobile on success promotion for ‘O2 Mobile’ friends & family tariffs and retention activities to preserve churn.
The total access base increased 2.2% year-on-year and stood at 50.4 million at June 30, 2024, mainly driven by a 2.3% increase in the mobile accesses base, which reached 45.6 million.
Mobile postpaid accesses base reached 28.3 million customers in the first half of 2024, growing 5.0% year-on-year. In 2024 there has been a model change related to the launch of the fourth mobile network, and since January 2024, 1&1 customers have begun to migrate from Telefónica Germany network to 1&1's own network. Considering this model change (customers of 1&1, Drillisch and customers under the National Roaming agreement between Telefónica Germany and 1&1), postpaid accesses amount to 16.8 million and the net gain reached 372 thousand customers in the first half of 2024 reflecting the underlying operational performance of the business which is driven by the good performance of the O2 brand. Customer churn rates remained at low levels thanks to both the strong appeal of the brand and continuous improvement of the network and service quality.
The prepay mobile customer base decreased 3.6% year-on-year to 15.2 million accesses reflecting a net loss of 306,7 thousand in the first half of 2024 due to the German market trend of prepaid to postpaid migration.
The broadband accesses reached 2.4 million accesses (up 1.8% y-o-y), with a net loss of 1.0 thousand accesses in the first half of 2024, mainly driven by legacy DSL while demand for high cable and fiber accesses remaining high.

Telefónica, S.A. 71

Condensed Consolidated Interim Financial Statements 2024

The table below shows the evolution of Telefónica Germany’s results of the first half of 2024 compared to the first half of 2023:

Millions of euros
TELEFÓNICA GERMANY	January - June 2023	January- June 2024	%Reported YoY
Revenues	4,192	4,189	(0.1%)
Mobile Business	3,774	3,754	(0.5%)
Handset revenues	903	892	(1.2%)
Fixed Business	409	424	3.8%
Other income	70	75	7.8%
Supplies	(1,300)	(1,253)	(3.6%)
Personnel expenses	(326)	(345)	5.9%
Other expenses	(1,361)	(1,334)	(2.0%)
EBITDA	1,275	1,332	4.5%
Margin EBITDA	30.4%	31.8%	1.39 p.p
Amortization of intangible assets, depreciation of property, plant and equipment	(1,153)	(1,111)	(3.6%)
OPERATING INCOME	122	221	80.6%
Amortization of rights of use	(327)	(340)	4.0%
Lease interest expenses	(13)	(28)	105.1%
EBITDAaL	935	964	3.2%
CapEx	504	466	(7.5%)
Spectrum	—	—	c.s.
CapEx ex Spectrum	504	466	(7.5%)
EBITDAaL - CapEx ex Spectrum	431	498	15.7%
Results discussion
Total revenues were 4.189 million euros in the first half of 2024, with a year-on-year decrease of 0.1%, driven by the decrease in the mobile business.
•Mobile business revenues totaled 3.754 million euros decreasing 0.5% y-o-y. Mobile service revenues totalled 2.862 million euros decreasing 0.3% impact by the mobile termination rate (MTR) headwinds as well as the change of the 1&1 business model although partially offset by the good performance of O2 own brand revenues, Excluding MTR impact Mobile business revenues grow 1.2% in the first half of 2024.
•Handset revenues amounted to 892 million euros, decreasing 1.2% y-o-y due to the good performance reached during the first half of 2023. During the first half of 2024 it continues the strong customer demand for high value smartphones and accessories supported by the ”O2 My handy" (monthly handset financing model).
•Fixed business revenues were 424 million euros, increasing 3.8% y-o-y due to the increasing demand of fiber and cable technologies and due to the pass-through of wholesale price increases to the final customer.
EBITDA totaled 1,332 million euros in the first half of 2024, growing by 4.5% year-on-year as a result of good commercial activity and successful cost management.
Depreciation and amortization amounted to 1,111 million euros in the first half of 2024, decreasing by 3.6% year-on-year mainly due to lower depreciation of property, plant and equipment.
Operating Income stood at 221 million euros in the first half of 2024, growing 80.6% year-on-year (122 million euros in June 2023) due to the growth of the mobile and fixed business, the good performance of the own brand, greater efficiencies achieved and lower depreciation and amortization.

Telefónica, S.A. 72

Condensed Consolidated Interim Financial Statements 2024

TELEFÓNICA BRAZIL
The below table shows the evolution of accesses in Telefónica Brazil of the first half of 2024 compared to the first half of 2023:

ACCESSES
Thousands of accesses	2023	2024	%Reported YoY
Fixed telephony accesses (1)	6,860	6,046	(11.9%)
Broadband	6,504	6,935	6.6%
UBB	6,141	6,684	8.8%
FTTH	5,809	6,547	12.7%
Mobile accesses	97,750	100,943	3.3%
Prepay	38,071	36,977	(2.9%)
Contract	44,248	47,410	7.1%
IoT	15,432	16,556	7.3%
Pay TV	871	813	(6.6%)
IPTV	871	813	(6.6%)
Retail Accesses	112,038	114,788	2.5%
Total Accesses	112,038	114,788	2.5%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.

In the first half of 2024, Telefónica Brazil maintained its leadership in the mobile segment, which in a more consolidated market environment, is positioned with a market share of 38.6%, standing at +4.7 p.p. on the second competitor (data from the last official publication of ANATEL, May 31, 2024). Telefónica Brazil's strategy remains focused on strengthening the high-value customer base, reaching a contract ex IoT market share of 43.1%, as of May 31, 2024 (source: ANATEL).
In the fixed business, Telefónica Brazil continued with the implementation of strategic technologies, focusing on the deployment of fiber, centring its commercial offer with Vivo Total, giving continuity to the totalization of clients with which it achieves low churn rates.
On the other hand, Telefónica Brazil continued to advance in the development of an ecosystem with relevant partners to promote its consolidation as a digital services hub. To this end, it offers a broad portfolio of services, highlighting those described below:
•Vida V - Health & Wellness, with the acquisition in March 2023 of Vale Saúde Semper, a startup that acts as a health services marketplace, connecting more than 70 thousand customers with more than 5 thousand clinics and laboratories throughout Brazil. This service is obtained with a monthly subscription.
•Viva E – Education, employment platform that combines online courses and job offers. The joint venture created by Telefónica Brazil and Ânima Educação offers more than 400 hours of content.
•Vivo Ventures, a Corporate Venture Capital (CVC) fund, invested 5 million euros in "CRMBonus", a Platform specialized in the use of artificial intelligence to build customer loyalty.
In 2024, this portfolio expanded with the new launch of GUD Energía, a joint venture created to capture the opportunities generated by the opening of the free market with a focus on the sale of personalized renewable energy solutions throughout Brazil, with the promise of reducing up to 30% the value of invoices from Brazilian companies.
Total accesses stood at 114.8 million as of June 30, 2024, increasing 2.5% year-on-year mainly due to the growth in contract thanks to Telefónica Brazil's totalization strategy and the growth in FTTH, which offset the decrease in prepaid mobile accesses that migrate to control postpaid, the decline in the fixed voice business due to the continuous migration from fixed to mobile, the contraction of the lower-value fixed broadband customer base, and the loss of DTH customers as a result of the company’s strategic decision to discontinue legacy technologies.
Contract mobile accesses grew by 7.1% year-on-year and reached 47.4 million with net adds of 1.5 million new accesses in the first six months of 2024,

Telefónica, S.A. 73

Condensed Consolidated Interim Financial Statements 2024

with churn at very low levels (1.0%), driven by the totalization strategy and by the launch of new attractive bundles (packaged offers with more than one service) in control postpaid (postpaid accesses with usage limits, requiring customers to purchase “top-ups” if they exceed these limits).
Prepaid mobile accesses decreased by 2.9% year-on-year and reached 37.0 million customers with a net loss of 290 thousand accesses during the first half of 2024. The lower customer base has been mainly a consequence of the strategy of migrating prepaid customers to control postpaid (postpaid accesses with usage limits, requiring customers to purchase “top-ups” if they exceed these limits) and focusing more on encouraging the consumption of top-ups.
Broadband accesses grew by 6.6% year-on-year and reached 6.9 million with net adds of 257 thousand new accesses in the first six months of 2024. Telefónica Brazil maintained its strategic focus on the deployment of fiber, reaching 6.5 million homes connected with FTTH as of June 2024, growing 12.7% year-on-year. Telefónica Brazil reached 30.1 million real estate units passed with FTTx access, and 6.7 million connected homes, which grew by 8.8% year-on-year, which managed to offset the decrease in other accesses of legacy broadband services (xDSL).
Traditional voice accesses decreased by 11.9% year-on-year due to fixed-mobile substitution, reaching 6.0 million accesses.
Pay TV accesses reached 813 thousand as of June 30, 2024, decreasing by 6.6% year-on-year, mainly as a result of the strategic decision to discontinue the DTH service.
Brazil’s results of the first half of 2024 compared to the first half of 2023:

Millions of euros
TELEFÓNICA BRAZIL	January - June 2023	January- June 2024		%Reported YoY
Revenues	4,645	4,960		6.8%
Mobile Business	3,238	3,517		8.6%
Handset revenues	291	309		6.1%
Fixed Business	1,407	1,443		2.6%
Other income	146	133		(8.7%)
Supplies	(1,037)	(1,110)		7.1%
Personnel expenses	(585)	(631)		7.7%
Other expenses	(1,264)	(1,316)		4.2%
EBITDA	1,905	2,036		6.9%
Margin EBITDA	41.0%	41.0%	0.03	p.p.
Amortization of intangible assets, depreciation of property, plant and equipment	(1,195)	(1,250)		4.6%
OPERATING INCOME	710	786		10.7%
Amortization of rights of use	(304)	(305)		0.4%
Lease interest expenses	(118)	(145)		21.7%
EBITDAaL	1,483	1,586		7.0%
CapEx	704	770		9.4%
Spectrum	(33)	2		c.s.
CapEx ex Spectrum	737	768		4.2%
EBITDAaL - CapEx ex Spectrum	746	818		9.8%

Telefónica, S.A. 74

Condensed Consolidated Interim Financial Statements 2024

Results discussion
In the first half of 2024, revenues amounted to 4,960 million euros and grew by 6.8%, as a result of the growth in service revenues, mainly leveraged by mobile business, by businesses associated with new technologies (FTTH and Digital Services), and by handset sales. These impacts offset the revenue deceleration associated with voice and traditional accesses, as well as the slight depreciation of the Brazilian real.
•Mobile business revenues totaled 3,517 million euros in the first half of 2024, increasing 8.6%, mainly as a result of the positive evolution of the contract due to the larger customer base and tariffs adjustments and digital services evolution, offsetting the slight depreciation of the Brazilian real.
•Fixed business revenues amounted to 1,443 million euros in the first half of 2024, growing 2.6%, mainly explained by higher FTTH revenues in line with the strategic focus on such services, as well as IT service revenues, offsetting the slight depreciation of the Brazilian real.
EBITDA stood at 2,036 million euros in the first half of 2024, growing by 6.9%.
Depreciation and amortization amounted to 1,250 million euros in the first half of 2024, increasing 4.6% year-on-year mainly due to a higher depreciable base of PPE assets.
Operating Income stood at 786 million euros in the first half of 2024, increasing by 10.7%, as a result of the good performance in service revenues due to higher commercial activity and tariffs increases, which offset the growth in expenses and depreciation and amortization.

Telefónica, S.A. 75

Condensed Consolidated Interim Financial Statements 2024

TELEFÓNICA HISPAM
The below table shows the evolution of accesses in Telefónica Hispam of the first half of 2024 compared to the first half of 2023:

ACCESSES
Thousands of accesses	2023	2024	%Reported YoY
Fixed telephony accesses (1)	6,064	5,368	(11.5%)
Broadband (2)	6,115	5,964	(2.5%)
UBB	5,436	5,636	3.7%
FTTH (2)	5,355	5,582	4.2%
Mobile accesses	96,327	98,504	2.3%
Prepay	65,391	67,194	2.8%
Contract	25,047	24,783	(1.1%)
IoT	5,889	6,528	10.8%
Pay TV	2,900	2,801	(3.4%)
IPTV	1,561	1,785	14.4%
Retail Accesses	111,477	112,708	1.1%
Total Accesses	111,489	112,720	1.1%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Includes cable accesses in Peru

Telefónica Hispam's total accesses total accesses amounted to 112,7 million as of June 30, 2024 (+1.1% year-on-year), as a result of the increase in mobile and FTTH accesses.
Mobile accesses amounted to 98.5 million, increasing by 2.3% y-o-y mainly due to the higher prepay customer base.
•Contract accesses decreased by 1.1% year-on-year due to the decrease in accesses in Colombia (-7.4%), Chile (-3.7%) and Argentina (-2.5%), partially offset by the increase in Mexico (+20.8%) and Peru (+1.1%). This evolution is driven by an aggressive competitiveness in the postpay market and a strong increase in churn levels. To highlight the high level of migrations from postpay to prepay in Argentina due to the economic situation.
•Prepay accesses increased by 2.8% year-on-year, with a net gain of 544.1 thousand accesses as of June 30, 2024. The year-on-year accesses evolution was greatly impacted by the gain of accesses in Venezuela (+428.7 thousand accesses), Chile (+315.5 thousand accesses) and Peru (+194.3 thousand accesses) due to churn control.
Fixed accesses stood at 5,4 million as of June 30, 2024 (-11.5% year-on-year) with a net loss of 311 thousand accesses due to the continued erosion of the traditional fixed business.
Fixed broadband accesses amounted to 6.0 million as of June 30, 2024, decreasing 2.5% year-on-year. The penetration of FBB accesses over fixed accesses stood at 111.1% (+10.3 p.p. y-o-y), as a result of the focus on Ultra Broadband (UBB) deployment in the region reaching 5.6 million connected accesses (+3.7% y-o-y) and 21.6 million premises passed. The penetration of UBB accesses over fixed broadband accesses stood at 94.5% (+5.6 p.p. y-o-y).
Pay TV accesses stood at 2.8 million as of June 30, 2024, with a decrease of 3.4% y-o-y with a net loss of 38.9 thousand customers, mainly as a result of the evolution in Direct-To-Home (DTH) technology accesses (-60 thousand accesses) due to the change in commercial strategy as well as the lower cable access base (-99 thousand accesses), partially offset by the increase in IPTV accesses (+102.6 thousand accesses), in which the Company is placing strategic focus.

Telefónica, S.A. 76

Condensed Consolidated Interim Financial Statements 2024

The table below shows the evolution of the results in Telefónica Hispam of the first half of 2024 compared to the first half of 2023:

Millions of euros
TELEFÓNICA HISPAM	January - June 2023	January- June 2024		%Reported YoY
Revenues	4,489	4,304		(4.1%)
Mobile Business	2,981	2,848		(4.5%)
Handset revenues	788	599		(24.0%)
Fixed Business	1,508	1,456		(3.4%)
Other income	134	79		(40.8%)
Supplies	(1,684)	(1,506)		(10.6%)
Personnel expenses	(637)	(586)		(8.1%)
Other expenses	(1,504)	(1,509)		0.4%
EBITDA	798	782		(2.0%)
Margin EBITDA	17.8%	18.2%	0.39	p.p.
Amortization of intangible assets, depreciation of property, plant and equipment	(821)	(778)		(5.2%)
OPERATING INCOME	(23)	4		c.s.
Amortization of rights of use	(180)	(186)		3.6%
Lease interest expenses	(48)	(55)		12.5%
EBITDAaL	570	541		(5.1%)
CapEx	337	343		1.7%
Spectrum	24	59		142.0%
CapEx ex Spectrum	313	284		(9.2%)
EBITDAaL - CapEx ex Spectrum	257	257		0.0%

Results discussion
Revenues amounted to 4,304 million euros in the first half of 2024, decreasing 4.1% year-on-year. This decrease was caused by the lower handset sales, lower voice, broadband and new services revenues, lower TV revenues and to a lesser extent due to lower mobile service revenues in B2B.
Mobile business revenues amounted to 2,848 million euros in the first half of 2024, decreasing 4.5% year-on-year. This decrease was mainly caused by the lower handset sales revenues partially offset by the higher postpay B2C and higher prepay revenues.
The performance by country was as follows:
•In Argentina, mobile revenues amounted to 639 million euros in the first half of 2024, decreasing 8.6% year-on-year, negatively impacted by exchange rate effects and the lower handset sales revenues that partially offset the higher postpay revenues in B2C driven by a price update.
•In Chile, mobile revenues amounted to 395 million euros in the first half of 2024, decreasing 23.5% year-on-year, explained by the lower handset sales revenues, the lower postpay and prepay revenues in B2C and the lower revenues in B2B driven by a lower commercial activity.
•In Peru, mobile revenues amounted to 406 million euros in the first half of 2024, decreasing 0.9% year-on-year due to the lower handset sales revenues and lower prepay partially offset by higher postpay revenues in B2C driven by a higher customer base.
•In Colombia, mobile revenues amounted to 381 million in the first half of 2024, decreasing 1.0% year-on-year. This increase was positively impacted by the lower postpay revenues driven by a lower commercial activity and lower handset sales revenues partially offset by the exchange rate effect.

Telefónica, S.A. 77

Condensed Consolidated Interim Financial Statements 2024

•In Mexico, mobile revenues amounted to 670 million euros in the first half of 2024, increasing 7.1% year-on-year due to the higher B2C postpay revenues due to the good level of commercial activity, a solid churn level performance as well as the higher handset sales revenues.
Fixed business revenues amounted to 1,456 million euros in the first half of 2024, decreasing 3.4% year-on-year mainly attributable to the decrease in broadband and new services revenues in Peru and Chile, the lower TV revenues in Chile, Peru and Argentina and the lower fixed and data revenues in Chile that are not offset by the higher revenues in Colombia and Argentina.
EBITDA reached 782 million euros in the first half of 2024, decreasing 2.0% year-on-year.
Depreciation and amortization amounted to 778 million euros in the first semester of 2024, decreasing 5.2% year-on-year, mainly impacted by the lower amortizable base of PPE assets in Telefónica Chile and by the effect of the devaluation of the Argentine peso.
Operating Income was 4 million euros in the first half of 2024, compared to an operating loss of 23 million euros in the first half of 2023. This year-on-year variation was mainly leveraged on the lower depreciation and amortization base in the first half of 2024 compared to the first half of 2023 and the cost efficiencies.
Below is additional information by country:
•Argentina: operating loss stood at 51 million euros in the first half of 2024 compared to an operating loss of 141 million euros in the first half of 2023. This improvement is driven by the lower expenses and lower depreciation and amortization.
•In Chile the operating loss was 10 million euros in the first half of 2024 compared to the operating income of 17 million euros in the first half of 2023. This is negatively impacted by lower revenues partially offset by the lower depreciation and amortization base compared to the first half of 2023.
•In Peru the operating loss was 73 million euros in the first half of 2024 compared to an operating income of 3 million euros in the first half of 2023. This variation is mainly driven by the lower revenues and to a lesser extent due to higher depreciation and amortization in the first semester 2024.
•In Colombia, operating income was 59 million euros in the first half of 2024 improving against the first half of 2023 due to higher revenues and lower depreciation and amortization base.
•In Mexico operating income was 8 million euros in the first half of 2024 improving against the first half of 2023 due to the higher revenues previously mentioned, and lower depreciation and amortization as a result of the transformation of the operating model.

Telefónica, S.A. 78

Condensed Consolidated Interim Financial Statements 2024

Committed to Sustainable Development
Our sustainability goals are integrated into the Group's strategic plan ('GPS') and aligned with the United Nations Sustainable Development Goals (SDGs). The following examples demonstrate our commitment to sustainability throughout the first half of 2024.
Telefónica has been recognised by multiple sustainability rankings, including the World's Most Sustainable Companies, published by TIME magazine, where Telefónica ranks among the top 10 companies (out of 5,000 evaluated) and number 1 in the telecommunications sector. Additionally, the FTSE4Good index, once again, considers Telefónica as sector leader. Furthermore, the World Benchmarking Alliance (WBA) has named the company as leader of the ICT sector in its Social Benchmark, which assesses respect for human rights, the promotion of decent work, and ethical behaviour. For more information on Telefónica's performance in the main ESG rankings and ratings, see the table at the end of this section.
In the environmental pillar, we continue to work to reduce our carbon footprint, with the ultimate goal of achieving net-zero emissions by 2040 across our entire value chain, including helping our customers on their path to decarbonisation. That is why we have approved and published in June this year our updated Climate Action Plan, which details the roadmap towards our main environmental goals for 2030 (to reach a 90% reduction in our global operational emissions -Scopes 1 and 2- after achieving our previous goal of 80%, and a 56% reduction in Scope 3).
Thanks to our environmental strategy regarding supply chain management, CDP has once again named us, for the fifth consecutive year, as a Supplier Engagement Leader.
The Company is helping its customers meet their sustainability goals, and the International Telecommunication Union (ITU) has recognised our portfolio of Eco Smart solutions as a Champion project at the 2024 World Summit on the Information Society.
In relation to the goal of being a Zero Waste company by 2030, as well as the circular economy commitments adopted in line with the GSMA, Telefónica continues to develop various initiatives in the countries where it operates to increase the number of devices collected, reused, and recycled. The Company has implemented the VICKY platform, based on blockchain technology, to improve the traceability of equipment throughout its life cycle. Since its launch five years ago, we have reused more than 19 million routers and set-top boxes. In 2023, we achieved a collection rate of 88%, approaching the goal of 90% for 2024.

On social matters, Telefónica continues to accelerate digital inclusion to connect more people and businesses every day. At the end of the reporting period, we had a total of 392 million accesses. We continue to drive awareness programs on the responsible use of technology. In fact, the campaign 'This is not a game', launched by Movistar Mexico to promote a safer gaming environment for minors, has won 4 awards, including 2 Gold Lions, at the Cannes International Festival of Creativity.
Regarding our commitment to diversity, as of the end of June, 33.3% of executives were female, meaning we have already reached the goal of 33% for year-end 2024. Furthermore, we recorded 2,607 people with disabilities on our staff, representing an increase of 90% vs.Q3 2022, when the objective to double (+100%) the number of employees in this collective by the close of 2024 was approved.
Protecting our customers is a priority. During the reporting period, we blocked over 400 million cybersecurity threats for SMEs and retail customers in Spain, providing these services to a total of 1.9 million customers.
Finally, in terms of governance, Telefónica continues to lead by example, backed by shareholder confidence. At the General Shareholders' Meeting, all the resolutions proposed by the Board of Directors were approved.
The company is committed to ethical Artificial Intelligence. We were pioneers in this field by publishing the first ethical principles in 2018. In 2024, we have updated this code to include our commitment to the environment and to reinforce responsible AI throughout the value chain to always ensure the traceability of decisions.

Sustainable financing is a pillar of our strategy, as demonstrated by our activity during the reporting period. We issued 2 instruments at the beginning of the year as we move closer to achieving our objective of around 40% of our financing linked to sustainable criteria by 2026. We also are transparent and published a new impact report on the projects associated with two bonds which were issued in 2023. These projects have focused on network transformation and the promotion of renewable energy, which has allowed us to save electricity and avoid CO2 emissions.
Telefónica is steadfastly paving the way towards a more sustainable future, reinforcing its leadership in by embedding sustainability in all aspects of its business.

Telefónica, S.A. 79

Condensed Consolidated Interim Financial Statements 2024

Table: ESG Benchmarks

ESG ranking/recognition	TEF performance	Detail

Bloomberg Gender Equality Index	1 of 17 telcos included worldwide	6th consecutive year
CDP	Climate A list	10th consecutive year
	Supplier Engagement Leader	5th consecutive year
Ranking Digital Rights	#1 in sector	Leader across all categories
Workforce Disclosure Initiative	#1 worldwide	Above sector avg. across all categories
World Benchmarking Alliance	#1 worldwide	Digital Inclusion Benchmark
	#1 worldwide in sector	Social Benchmark

ESG analyst	TEF rating	Relative positioning
FTSE Russell	4.6/5	1st in sector; Member of FTSE4Good
ISS ESG Corporate Rating	B-	1st decile (sector)
MSCI	BBB	Average in sector
S&P DJSI	87/100	Top 5 in sector; Member of DJSI Europe
Sustainalytics	15.2 (low risk)	12th / 227 (sector)
Vigeo Eiris	66/100	3rd / 29 (sector)

Telefónica, S.A. 80

Condensed Consolidated Interim Financial Statements 2024

Risk Factors
The Telefónica Group’s business is affected by a series of risk factors that affect exclusively the Group, as well as a series of factors that are common to businesses of the same sector. The main risks and uncertainties faced by Telefónica, which could affect its business, financial condition, results of operations and/or cash flows are set out below and must be considered jointly with the information set out in the consolidated financial statements.
These risks are currently considered by the Telefónica Group to be material, specific and relevant in making an informed investment decision in respect of Telefónica. However, the Telefónica Group is subject to other risks that have not been included in this section based on the Telefónica Group’s assessment of their specificity and materiality based on the Telefónica Group’s assessment of their probability of occurrence and the potential magnitude of their impact. The assessment of the potential impact of any risk is both quantitative and qualitative considering, among other things, potential economic, compliance, reputational and environmental, social and governance ("ESG") impacts.
The Telefónica Group, taking into account the global risks identified by the World Economic Forum, as well as the increase in legal information requirements and the expectations of stakeholders in this area, monitors risks directly related to sustainability, as well as other risks with potential impact on ESG, highlighting those most relevant in the context of Telefónica's operations, including the adaptation to ESG expectations and information requirements and climate change.
Risks are presented in this section grouped into four categories: business, operational, financial, and legal and compliance.
These categories are not presented in order of importance. However, within each category, the risk factors are presented in descending order of importance, as determined by Telefónica at the date of this document. Telefónica may change its vision about their relative importance at any time, especially if new internal or external events arise.
Risks related to Telefónica's Business Activities
Telefónica's competitive position in some markets could be affected by the evolution of competition and market consolidation.
The Telefónica Group operates in highly competitive markets and it is possible that the Group may not be able to market its products and services effectively or respond successfully to the different commercial actions carried out by its competitors, causing it to not meet its growth and customer retention plans, thereby jeopardizing its future revenues and profitability.
Additionally, the Telefónica Group could be affected by the regulatory actions of antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or impose heavy fines. Any such measures implemented by the antitrust authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of some of its businesses.
The reinforcement of competitors, the entry of new competitors (such as telecommunication companies or providers of OTT Services), or the merger of operators in certain markets (for example, market consolidation following the merger agreement of mobile operators Vodafone UK and Three UK in the United Kingdom and the merger of Orange and Más Móvil in Spain), may affect Telefónica’s competitive position, negatively affecting the evolution of its revenues and market share or increasing its costs. In addition, changes in competitive dynamics in the markets in which the Telefónica Group operates, such as in Chile, Colombia, Peru, Mexico and Argentina, where there is one or more of new operators entering the market, aggressive customer acquisition offers and competition in network and 5G deployment, can affect the competitive position and the efficiency of Telefónica’s operations.
Regarding digital services, the speed of technological evolution and changes in demand favoring the appearance of new competitors in the market specializing in certain segments, and that have agile business models, can pose a threat for the business model of the Telefónica Group.
If Telefónica is not able to successfully face these challenges, by ensuring a supply of cutting-edge technology products and services and maintaining its competitiveness against current or future competitors, the Group's business, financial condition, results of operations and/or cash flows could be adversely affected.
The Group requires government concessions and licenses for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.
Many of the Group’s activities (such as the provision of telephone services, Pay TV, the installation and operation of telecommunications networks, use of spectrum, etc.) require licenses, concessions or authorizations from governmental authorities, which typically require that the Group satisfies certain

Telefónica, S.A. 81

Condensed Consolidated Interim Financial Statements 2024

obligations, including minimum specified quality levels, and service and coverage conditions. If the Telefónica Group breaches any of such obligations, it may suffer consequences such as fines or other measures that would affect the continuity of its business. In addition, in certain jurisdictions, the terms of granted licenses may be modified before the expiration date of such licenses or, at the time of the renewal of a license, new enforceable obligations could be imposed or the renewal of a license could be refused.
In addition, the Telefónica Group requires sufficient appropriate spectrum to offer its services. The intention of the Group is to maintain current spectrum capacity and, if possible, to expand it, through the participation of the Group in spectrum auctions which are expected to take place in the next few years, which will likely require cash outflows to obtain additional spectrum or to comply with the coverage requirements associated with some of the related licenses. While Telefónica considers its current spectrum capacity to be sufficient in all the regions in which Telefónica operates, the Group's failure to retain or obtain sufficient or appropriate spectrum capacity in these jurisdictions in the future, or its inability to assume the related costs, could have an adverse impact on its ability to maintain the quality of existing services and on its ability to launch and provide new services, which may materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
Any of the foregoing, as well as the additional matters addressed below, could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Access to new concessions/ licenses of spectrum.
In Spain, the Ministry of Economic Affairs and Digital Transformation (currently the Ministry of Digital Transformation and Public Function) approved in June 2023 a modification to the National Frequency Allocation Table ("CNFA"), allowing for the possibility of making available 450 MHz of the 26 GHz spectrum band, to companies, industries and organizations operating in a specific sector, that deploy private networks to support their connectivity needs (verticals). This could mean more competition in the private corporate network segment.
In the UK, the Office of Communications ("Ofcom") continues to make consultations on the opening of access to the 26 GHz and 40 GHz bands for mobile use. Ofcom has confirmed that it does not intend to auction this spectrum until a decision is made on the proposed merger between Vodafone UK and Three UK. April 2025 has been given as the indicative start date for the process. The current consultation is focused on award design.
In Latin America, the following 5G auction processes are expected in 2024: (i) in Chile, in October 2023, Subtel announced a second 5G auction process to assign 50MHz of spectrum in the 3400 – 3600 MHz band. The assignment of spectrum was granted to Claro/VTR; and (ii) in Peru, on September 20, 2023, after an employee presented a false document regarding his academic degree, Telefónica del Perú was disqualified following a decision of the government procurement supervisor (OSCE), from contracting with the Peruvian state for a period of 36 months, meaning it cannot request concessions for spectrum or participate as a contractor or subcontractor in any government tender process. However, Telefónica del Perú has concessions for the provision of public telecommunications services and 4G and 5G spectrum (including in the same 3.5 GHz band, but obtained in a previous auction) with validity that exceeds the disqualification period. In addition, this disqualification does not affect the renewals of Telefónica del Perú licenses. Telefónica del Perú has initiated legal actions against the sanction resolution, and the aforementioned employee was fired and criminally prosecuted, before any participation in the execution of the public contract. Concerning 5G, on July 4, 2024, a Law was approved that allows the Ministry of Transport and Communications (MTC) to advance in the process of reordering the 3.5GHz band so that it can be used for the provision of 5G services and assign 5G spectrum without launching a public bidding process, as long as there is no lack of available spectrum to cover the demand of all interested operators. This could allow Telefónica del Perú to access additional spectrum for the provision of 5G services. There is no specific information on when the MTC could advance in the process of reordering and assigning spectrum of the 3.5GHz band; iii) In Brazil, the Board of ANATEL determined, in June 2024, that a new bidding Notice for the unassigned spectrum in 700 MHz band must be published no longer than December 31, 2025.
Existing licenses: renewal processes and modification of conditions for operating services.
In Spain, in June 2024 and in accordance with Law 11/2022, on General Telecommunications, the Ministry of Digital transformation and Public Function has extended the duration of the spectrum licenses up to 40 years which means an extension of up to ten additional years, without imposing any additional conditions.
In Germany, in May 2024, the Bundesnetzagentur (“BNetzA”) published a draft decision on the extension of the frequencies at 800 MHz, 1800 MHz and 2.6 GHz, which will partially expire at the end of 2025. The draft decision provides for the existing frequency usage rights in the mentioned frequency ranges, to be extended for a transitional period of five years in an

Telefónica, S.A. 82

Condensed Consolidated Interim Financial Statements 2024

initial action plan. It is expected that BNetzA will adopt a final decision in the autumn of 2024.
The extension is to be accompanied by conditions for the further deployment of mobile networks, particularly in rural areas and along transport routes. There is also a requirement to negotiate with MVNO on the purchase of wholesale mobile services as well as an obligation to negotiate national roaming and a co-operative, shared frequency usage below 1 GHz with the fourth network operator. Finally, an obligation is to be imposed to continue existing frequency assignments between the network operators.
As part of a second set of actions, a larger procedural framework is to be established for utilization from 2031 onwards, including with respect to rights of use and new frequency ranges that expire in 2033 or become newly available for mobile communications in the coming years. A decision on this set of actions is planned for 2028.
In the UK, mobile spectrum licenses are generally indefinite in term, subject to an annual fee set after a fixed period (usually 20 years) from the initial auction. In 2033, after this mentioned fixed period, Ofcom will set spectrum fees for 800 MHz and 2.6 Ghz bands. VMO2 currently holds spectrum in both of these bands.
With respect to Latin America:
In Brazil, the Agencia Nacional de Telecomunicações (“ANATEL”) approved on February 8, 2021, Resolution 741/2021 which sets the Regulation for the Adaptation of Fixed Commuted Telephony Service (“STFC”) concessions. ANATEL has presented an estimated value for calculating the migration balancing from the concession to the authorization regime, which on March 22, 2023 was validated by the Federal Court of Accounts (the “TCU”). However, the TCU requires ANATEL to consider the market value for the valuation of reversible assets.
On July 24, 2023, ANATEL presented a balance of the estimated economic value based on the determinations of TCU. The value of the balance must had been evaluated by Telefonica Brazil within 120 days. However, with the possibility of an agreement between ANATEL and Telefónica Brazil on arbitration and migration procedures, ANATEL agreed with the request to suspend the aforementioned period of 120 days and sent to the TCU the Request for a Consensual Solution for the resolution of existing conflicts, which was accepted by the TCU. On May 23, 2024, the negotiating commission reached an understanding on the proposed terms and conditions of the agreement for the adaptation of the STFC concession contracts to an authorisation instrument. The agreement is still subject to final and definitive approval by the TCU and the Federal Attorney General´s Office – AGU. Once said approval is obtained, and as long as the TCU and AGU maintain the terms and conditions of the proposal approved by the Board of Directors of Telefonica Brazil, the Company´s executive team will be authorized to execute the agreement.
Said proposal includes (i) the closure of all administrative and judicial procedures related to the STFC Concession pending before ANATEL and/or the respective courts; (ii) the withdrawal of the arbitration procedure filed by the Company against ANATEL; (iii) the assumption by Telefónica Brasil of commitments oriented to the public interest to be executed within a period of up to 10 years; and (iv) guarantee of maintenance of landline telephone service in certain locations until 2028.
There is a risk of non-approval of the Consensual Solution and agreement between the parties regarding the migration calculation resulting in the right of Telefónica Brazil to hold the STFC concession until December 31, 2025.
In addition, Resolution 744/2021 of April 8, 2021 (the “Continuity Regulation”) establishes that, at the end of the concession contracts, the transfer of the right of use of shared-use assets will be guaranteed under fair and reasonable economic conditions, in the event that the granting authority or the company that succeeds the provider wishes to make use of these assets to maintain the continuity of the provision of STFC under the public regime. In relation to the process that is being carried out before the TCU, the technical area of the Court proposed the revision of the Continuity Regulation's terms so that it provides for the reversion, to the concessionaires, of the assets used in the provision of STFC. This proposal is still subject to deliberation by the Plenary of the TCU. Nevertheless, the TCU minister ordered the suspension of the process.
ANATEL agreed to extend the currently existing 850MHz band authorizations until November 2028, and the 900/1800 MHz in Minas Gerais (except sector 3) until December 2032, provided the relevant legal and regulatory requirements were met. Additionally, pursuant to Resolution n° 757/2022, ANATEL intends to carry out, respectively, a refarming action consisting of the promotion of changes in the channel arrangements of the 850 MHz (2028) and 900/1800 MHz (2032) subbands. Certain specific requirements imposed for these renewals, including those related to the valuation criteria and obligations, are still under review by the TCU.
In Peru, an arbitration process was started by Telefónica del Perú, to challenge the decision adopted by the Ministry of Transportation and Communications (“MTC”), denying the renewal of concessions for the provision of fixed-line services, valid until 2027, which ended with a favorable award for Telefónica del Perú. The award recognizes that the methodology applied to

Telefónica, S.A. 83

Condensed Consolidated Interim Financial Statements 2024

assess compliance with the concession obligations in the concession renewal process was not in accordance with the provisions of the concession contract. The MTC, following this award, has initiated a new evaluation of Telefónica's request of renewal of these concessions for the period 2027-2032. In any case, Telefónica del Perú S.A.A. holds other concessions for the provision of fixed-line services that allow it to provide these services beyond 2027. The renewal of the 1900 MHz band in all of Peru, except for Lima and Callao, which expired in 2018, and of other licenses to offer telecommunications services were requested by the Group and a decision by the MTC is still pending. Nevertheless, these concessions are valid while the procedures are in progress.
In Colombia, on June 1, 2023, Telefonica Colombia submitted a renewal request for 30 MHz of spectrum in the AWS band that expired in December 2023. Additionally, in September 2023, the company has initiated the licenses renewal process of 25 MHz in the 850 MHz band and 15 MHz licenses in the 1900 MHz band that expired in March 2024. Regulation in Colombia allows for the usage of spectrum without any restrictions until the final conditions for renewal are agreed.
In Argentina, in connection with the Decree of Necessity and Urgency 690/2020 (“DNU 690/2020”), Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, “Telefónica Argentina”) filed a lawsuit against the Argentine State, in relation to a series of contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica Argentina and the Argentine State, including the licenses resulting from the 2014 spectrum auction. These contracts and their regulatory framework stated that the services provided by Telefónica Argentina were private and prices would be freely set by Telefónica Argentina. However, DNU 690/2020, by providing that the services will be “public services” and that prices will be regulated by the Argentine State, substantially modified the legal status of those contracts, affecting the compliance with their obligations and substantially depriving Telefónica Argentina of essential rights derived from those contracts. On December 17, 2021, the suspension of DNU 690/2020 was ordered, and its application was suspended for six months or until the final decision was adopted. Telefónica Argentina repeatedly obtained the renewal of the aforementioned injunction. During any such suspension, Telefónica Argentina will not be subject to the provisions contained in the DNU 690/2020 in relation to price and public service regulations. On April 9, 2024, DNU 302/2024 was issued, which repealed DNU 690/2020. To date, the lawsuit initiated by Telefónica Argentina continues.
In Ecuador, a concession contract that authorizes the provision of telecommunication services by Telefónica and includes the spectrum licenses (25 MHz in the 850 MHz band and 60 MHz in the 1900 MHz band), which was valid until November 2023, was extended for an additional 10 months under the same conditions as the original contract through an addendum. The renewal negotiation is ongoing to extend the concession for a similar period granted in 2008, meaning for 15 years. At the end of 2023, the renewal negotiation process was again suspended by the Telecommunications Regulation and Control Agency (ARCOTEL) for up to 120 business days, but the negotiation with started again on June 6, 2024.
In the case of Chile, a new law has just been passed that declares the Internet as a public service, which, among other things, allows Subtel to authorize, through an administrative process, the change of use of the spectrum granted in a concession, subject to a favorable report from the Fiscalía Nacional Económica.
In Uruguay, in May 2024, Telefónica Móviles del Uruguay requested the renewal of 10 MHz in the 1900MHz band and 25 MHz in the 850MHz band. The right to use such spectrum expires on July 24, 2024. The right of Telefónica Móviles del Uruguay SA to obtain such renewal and the conditions thereof have been regulated by Decrees 377/2022 and 119/2024, and the resolution to grant such rights is pending.
In relation to 5G, in Europe (Spain, Germany and the United Kingdom) Telefónica (and VMO2 in the case of United Kingdom) is deploying 5G in the frequency bands identified as "pioneering" by the European Commission (3.5 GHz and 700 MHz) acquired in recent years. Additionally, technological migration to 5G is being carried out in the traditional 2G/3G/4G bands using Dynamic Spectrum Sharing (DSS) technology to make the use of the spectrum more efficient, based on user demand. In Chile and Brazil, Telefónica is offering 5G services using spectrum in the 3.5 GHz band. In Uruguay, Argentina and Colombia there were 5G spectrum auctions in 2023. In Uruguay, an auction of the 3.5 GHz band was held in May 2023 and Telefónica Uruguay acquired 100 MHz of spectrum, with Telefónica having initiated the provision of 5G services. In Colombia the auction of 5G spectrum took place on December 20, 2023 and Telefonica acquired, through a Temporary Union with Tigo (Colombia Móvil S.A. E.S.P.), a block of 80 MHz of spectrum in the 3.5GHz band. In Argentina, in October 2023 there was an auction of spectrum in the 3.5 GHz band and Telefónica Argentina acquired 50MHz of spectrum.
During the first half of 2024, the Group’s consolidated investment in spectrum acquisitions and renewals amounted to 61 million euros, mainly due to the acquisition of spectrum in Colombia (12 million euros in the same period of 2023). In the event that the licenses mentioned above are renewed or new spectrum is acquired, it would involve additional investments by Telefónica.

Telefónica, S.A. 84

Condensed Consolidated Interim Financial Statements 2024

Further information on certain key regulatory matters affecting the Telefónica Group and the concessions and licenses of the Telefónica Group can be found in Appendix VI "Key regulatory issues and concessions and licenses held by the Telefónica Group" of the 2023 Consolidated Financial Statements and Appendix II of the condensed consolidated interim financial statements for the six-months ended June 30, 2024.
Telefónica could be affected by disruptions in the supply chain or international trade restrictions, or by the dependency on its suppliers.
The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica’s operations. In the event that a participant in the supply chain engages in practices that do not meet acceptable standards or does not meet Telefónica’s performance expectations (including delays in the completion of projects or deliveries, poor-quality execution, cost deviations, reduced output due to the suppliers own stock shortfalls, or inappropriate practices), this may harm Telefónica's reputation, or otherwise adversely affect its business, financial condition, results of operations and/or cash flows. Further, in certain countries, Telefónica may be exposed to labour contingencies in connection with the employees of such suppliers.
As of June 30, 2024, the Group depended on three handset suppliers (none of them located in China) and seven network infrastructure suppliers (two of them located in China), which, together, accounted for 84% and 87%, respectively, of the aggregate value of contracts awarded as of June 2024 to handset suppliers and network infrastructure suppliers, respectively. One of the handset suppliers (not located in China) represented 41% of the aggregate value of contracts awarded as of June 30, 2024 to handset suppliers. As of June 30, 2024, the Telefónica Group had 80 information system ("IT") providers that accounted for 80% of the total amount of IT purchase awards made June 30, 2024, five of them representing 26% of purchases in that area and time frame.
If suppliers cannot supply their products to the Telefónica Group within the agreed deadlines or such products and services do not meet the Group’s requirements, this could hinder the deployment and expansion plans of the network. This could in certain cases affect Telefónica’s compliance with the terms and conditions of the licenses under which it operates, or otherwise adversely affect the business and operating results of the Telefónica Group.
In addition, the possible adoption of new protectionist measures in certain parts of the world, including as a result of trade tensions between the United States and
China, the adoption of lockdown or other restrictive measures as a result any crisis or pandemic, as well as those derived from geopolitical tensions such as the Russia-Ukraine and Israel-Hamas armed conflicts, among others, could disrupt global supply chains or may have an adverse impact on certain of Telefónica’s suppliers and other players in the industry.
In Germany, in view of the possibility of an administrative order banning specific high-risk vendors in the 5G ecosystem, Telefónica Deutschland agreed with the German Federal Government in July 2024 on a public law contract. Under this agreement, the German Federal Government assures the mobile network operators that it will refrain from issuing an administrative order until the end of 2029. The mobile network operators in Germany will replace security-critical 5G components in the core network until end of 2026 and the functions for configuration and administration in the network management software for the 5G access and transport network from Chinese suppliers by the end of 2029. This requires the cooperation of the suppliers, who must provide open interfaces for controlling the network elements. Neither the RAN nor the transport hardware are considered as critical. Therefore, no swap out of the RAN and transport hardware required.
The semiconductor industry in particular is facing various challenges, as a result mainly of supply problems at a global level, which in turn is affecting multiple sectors (including technology) through delivery delays and price increases, which could affect the Telefónica Group or others who are relevant to its business, including its customers, suppliers and partners. Since 2021 a specific monitoring has been carried out and action plans have been developed by the Group with respect to the supply chain challenges resulting from the armed conflict in Ukraine as well as the potential discontinuation of use of some suppliers as a result of tensions between the United States and China. While Telefónica's supply chain has been generally resilient in recent years, despite various stresses affecting the semiconductor industry and raw materials, this may change in the future.
The imposition of trade restrictions and any disruptions in the supply chain, such as those related to international transport, could result in higher costs and lower margins or affect the ability of the Telefónica Group to offer its products and services and could adversely affect the Group's business, financial condition, results of operations and/or cash flows.
Further, in its sale of digital services, the Telefónica Group regularly integrates the digital services it offers with third-party technologies. Similar to more traditional supplier relationships, these integrations subject the Telefónica Group to the risks of performance failures by these third parties and the cost of continuously monitoring these strategic partners to

Telefónica, S.A. 85

Condensed Consolidated Interim Financial Statements 2024

ensure they maintain appropriate levels of accreditation and that the technologies they provide remain secure and up to date. Any such performance failure by the third parties or the technologies they provide could negatively impact the digital services offered by the Telefónica Group, and the Group's business, financial condition, results of operations and/or cash flows could be adversely affected as a result.
Telefónica could be affected by the global technology talent shortage and the need for new skills in the workforce due to rapid technological changes, which may limit the Group's competitiveness.
The changing need for new skills in the workforce due to ongoing technological disruptions and the shortage of technology talent in the marketplace pose significant risks that may affect the Group's competitiveness.
The successful execution of Telefónica's strategic plan and Telefónica's ability to compete effectively now and in the future depend to a large extent on the company's key talent, as well as on a highly skilled workforce.
Experienced profiles in the technology sector are in high demand and competition for talent is fierce worldwide. A lack of talent and the necessary skills in the Group can slow down innovation and adaptation to rapid changes in the sector, impacting business opportunities and the quality of services provided.
While the Group takes various steps to manage these risks, including by fostering a culture of continuous learning, though ambitious employee training and reskilling programs, motivating and seeking to retain the Group's key talent and by redefining Telefónica's corporate culture to ensure the company's long-term growth and sustainability, there can be no assurance that such steps will be sufficient.
If the Group fails to attract and retain technology talent, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.
Telefónica operates in a sector characterized by rapid technological changes and it may not be able to anticipate or adapt to such changes or select the right investments to make.
The pace of innovation and Telefónica's ability to keep up with its competitors is a critical issue in a sector so affected by technology such as telecommunications. In this sense, significant additional investments will be needed in new high-capacity network infrastructures to enable Telefónica to offer the features that new services will demand, through the development of technologies such as 5G or fiber.
New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as mobile network virtual operators ("MNVOs"), internet companies, technology companies or device manufacturers, could result in a loss of value for certain of the Group's assets, affect the generation of revenues, or otherwise cause Telefónica to have to update its business model. In this respect, revenues from traditional voice businesses have been shrinking in recent years, while revenues from connectivity services (e.g., fixed and mobile internet) are increasing. To diversify revenue sources, Telefónica offers new digital services such as Internet of Things (IoT), cybersecurity, big data, Artificial Intelligence and cloud services among others. Although these services still have a lower weight in Telefónica's total revenues, the related revenues grew in double digits in the first half of 2024.
Additionally, the world of telecommunications is evolving towards a model of programmable networks and services. This type of network can be used by programmers in a completely new and different way than it had been in the past. As a first big step, the GSMA (Global System for Mobile Communications) is leading the Open Gateway initiative for the standardized exposure of APIs (Application Programming Interface) to developers. This is a totally new market in which telecommunications companies must be able to develop not only attractive services but new skills in order to be successful.
One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the FTTx (Fiber to the Home) type networks which allow the offering of broadband accesses over fiber optics with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by fiber, requires high levels of investment. In Spain, all copper access loops switched off in April 2024.
As of June 30, 2024, in Spain, fiber coverage reached 30.2 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high levels of investment required by these networks result in the need to continuously consider the expected return on investment. Telefónica is constantly looking for co-investments through Telefónica Infra.
In addition, the ability of the Telefónica Group's IT systems (operational and backup) to adequately support and evolve to respond to Telefónica's operating requirements is a key factor to consider in the commercial development, customer satisfaction and business efficiency of the Telefónica Group. While

Telefónica, S.A. 86

Condensed Consolidated Interim Financial Statements 2024

automation and other digital processes may lead to significant cost savings and efficiency gains, there are also significant risks associated with such transformation processes. Any failure by the Telefónica Group to develop or implement IT systems that adequately support and respond to the Group's evolving operating requirements could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
The changes outlined above force Telefónica to continuously invest in the development of new products, technology and services to continue to compete effectively with current or future competitors. Any such investment may reduce the Group’s profit and margins and may not lead to the development or commercialization of successful new products or services. To contextualize the Group’s total research and development effort, the total expenditure in the first half of 2024 was 427 million euros (344 million euros in the same period of 2023), representing 2.1% of the Group’s revenues (1.7% in the first half of 2023). These figures have been calculated using the guidelines established in the Organization for Economic Co-operation and Development (“OECD”) manual.
Telefónica's investment in CapEx in the first half of 2024 was 2,360 million euros (2,404 million euros in the first half of 2023).
If Telefónica is not able to anticipate and adapt to the technological changes and trends in the sector, or to properly select the investments to be made, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.
The Telefónica Group's strategy, which is focused on driving new digital businesses and providing data-based services, involves exposure to risks and uncertainties arising from data privacy regulation.
The Telefónica Group’s commercial portfolio includes products and/or services whose provision involves the processing of large amounts of information and data. This entails an enormous responsibility, while at the same time increasing the challenges related to compliance with strong and growing privacy and data protection regulations throughout the Telefónica Group's footprint, which may stifle the technological innovation that characterizes it and to which the Group is committed. Similarly, the Group's efforts to promote innovation may result in increased compliance risks and, where applicable, costs.
Telefónica is subject to Regulation (EU) 2016/679 of the European Parliament and Council of April 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data ("GDPR"), which is considered by the Group as a common standard of compliance in all its operations, even beyond the European Union. Additionally, the European Union has initiated a data legislative strategy that seeks to make the EU a leading space for the data-driven society, allowing data to flow freely throughout the territory and between different sectors. As a result, it is expected that new regulatory obligations will be imposed on operators.
In addition, from 2017 the UE continues the legislative process regarding the proposal for a future European regulation concerning the respect for privacy and protection of personal data in electronic communications (“e-Privacy Regulation”), which would repeal Directive 2002/58/EC. If approved, this proposal could establish additional and more restrictive rules than those established in the GDPR, with the consequent increase in the risks and costs that this could entail for Telefónica.
Likewise, the lack of a solution to this issue raises uncertainties that may negatively affect the development of new innovative products.
Moreover, considering that the Telefónica Group operates its business on a global scale, it frequently carries out international data transfers concerning its customers, users, suppliers, employees and other data subjects to countries outside the EEA that have not been declared to have an adequate level of data protection by the European Commission, either directly or through third parties. In this context, it is particularly relevant to have the necessary legal and technical controls and mechanisms in place to ensure that such international data transfers are carried out in accordance with the GDPR, in an environment marked by uncertainty on this issue as to the most adequate and effective measures to mitigate such risks.
One of the relevant contractual measures to ensure the lawfulness of international data transfers to any country outside the EEA not found by the European Commission to have an adequate level of data protection, is the signing, between the data importer and the data exporter, of the new standard contractual clauses (“SCC”) approved by the European Commission according to Implementing Decision (EU) 2021/914 of June 4, 2021.
With regard to the international transfer of data to the United States, on July 10, 2023, the European Commission adopted its adequacy decision for the EU-U.S. Data Privacy Framework. The adequacy decision concludes that the United States ensures an adequate level of protection for personal data transferred from the EU to U.S. companies participating in the EU-U.S. Data Privacy Framework. This adequacy decision can be challenged as was the case with previous decisions, by privacy activists.
In Latin America, Law No. 13,709 in Brazil imposes standards and obligations similar to those required by

Telefónica, S.A. 87

Condensed Consolidated Interim Financial Statements 2024

the GDPR, including a sanctioning regime which is in force from August 2021, which may increase compliance risks and costs. In addition, in 2022 the Brazilian data protection authority, Autoridade Nacional de Proteção de Dados (ANPD), became an independent agency not linked to the presidency of the Republic, thus providing it with additional autonomy to develop its control and supervision functions.
In Ecuador, the Organic Law on Data Protection, which is aligned with the principles of the European GDPR, has entered into force (including, since 2023, the sanctioning regime). On March 28, 2024, the Plenary of the Consejo de Participación Ciudadana y Control Social of Ecuador appointed the first head of the Superintendencia de Protección de Datos Personales.
In addition, Argentina has ratified Convention 108+, which is an international treaty of the Council of Europe which is open to accession by any State outside Europe, and which regulates the protection of the rights of individuals with regard to the automated processing of their data, in a very similar way to the protection granted by virtue of the GDPR.
In addition, there are projects to reform Law 19.628 on the Protection of Personal Data in Chile, and the Regulations of Law 29.733 in Peru. There are regulatory projects aimed at updating regulations in line with standards similar to the GDPR, which may increase compliance risks and costs. To limit the risks derived from international transfers of personal data among Telefónica Group companies, on March 8, 2024 the Spanish Data Protection Authority approved Telefónica Group's Binding Corporate Rules (BCRs), following the procedure of cooperation between European authorities for its approval. However, there can be no assurance that such rules will be sufficient to ensure compliance with requirements in every jurisdiction in which the Telefónica Group operates.
Data privacy protection requires careful design of products and services, as well as robust internal procedures and rules that can be adapted to regulatory changes where necessary, all of which entails compliance risk. Failure to maintain adequate data security and to comply with any relevant legal requirements could result in the imposition of significant penalties, damage to the Group’s reputation and the loss of trust of customers and users.
Telefónica’s reputation depends to a large extent on the digital trust it is able to generate among its customers and other stakeholders. In this regard, in addition to any reputational consequences, in the European Union, very serious breaches of the GDPR may entail the imposition of administrative fines of up to the larger of 20 million euros or 4% of the infringing company’s overall total annual revenue for the previous financial year. Furthermore, once it is approved, the e-
Privacy Regulation may set forth sanctions for breaches of it similar to those provided for in the GDPR.
Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Telefónica may not anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards, which could adversely affect Telefónica's business and reputation.
To maintain and improve its position in the market vis-à-vis its competitors, it is vital that Telefónica: (i) anticipates and adapts to the evolving needs and demands of its customers, and (ii) avoids commercial or other actions or policies that may generate a negative perception of the Group or the products and services it offers, or that may have or be perceived to have a negative social impact. In addition to harming Telefónica's reputation, such actions could also result in fines and sanctions.
In order to respond to changing customer demands, Telefónica needs to adapt both (i) its communication networks and (ii) its offering of digital services.
The networks, which had historically focused on voice transmission, have evolved into increasingly flexible, dynamic and secure data networks, replacing, for example, old copper telecommunications networks with new technologies such as fiber optics, which facilitate the absorption of the exponential growth in the volume of data demanded by the Group's customers.
In relation to digital services, customers require an increasingly digital and personalized experience, as well as a continuous evolution of the Group’s product and service offering. In this sense, new services such as "Living Apps", “Connected Car”, “Smart Cities”, “Smart Agriculture”, “Smart Metering” and "Solar 360" which facilitate certain aspects of the Group’s customers’ digital lives, are being developed. Furthermore, new solutions for greater automation in commercial services and in the provision of the Group’s services are being developed, through new apps and online platforms that facilitate access to services and content, such as new video platforms that offer both traditional Pay TV, video on demand or multi-device access. In addition, Telefónica has launched new customer care applications (My Movistar in Spain, Me Vivo in Brazil, My O2 in the United Kingdom) and developed a virtual assistant, Aura, with the aim of increasing the accessibility of the products and services the Group offers. However, there can be no assurance that these and other efforts will be successful.
In the development of all these initiatives it is also necessary to take into account several factors: firstly,

Telefónica, S.A. 88

Condensed Consolidated Interim Financial Statements 2024

there is a growing social and regulatory demand for companies to behave in a socially responsible manner, and, in addition, the Group’s customers are increasingly interacting through online communication channels, such as social networks, in which they express this demand. Telefónica’s ability to attract and retain clients depends on their perceptions regarding the Group’s reputation and behavior. The risks associated with potential damage to a brand’s reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.
If Telefónica is not able to anticipate or adapt to the evolving needs and demands of its customers or avoid inappropriate actions, its reputation could be adversely affected, or it could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Operational Risks
Information technology is key to the Group's business and is subject to cybersecurity risks.
The risks derived from cybersecurity are among the Group’s most relevant risks due to the importance of information technology to its ability to successfully conduct operations. Despite advances in the modernization of the network and the replacement of legacy systems in need of technological renewal, the Group operates in an environment increasingly prone to cyber-threats and all of its products and services are intrinsically dependent on information technology systems and platforms that are susceptible to cyberattacks. Successful cyberattacks could prevent the effective provision, operation and commercialization of products and services in addition to affecting their use by customers. Therefore, it is necessary to continue to identify and remedy any technical vulnerabilities and weaknesses in the Group’s operating processes, as well as to strengthen its capabilities to detect, react and recover from incidents. This includes the need to strengthen security controls in the supply chain, often with a high number of participants spread across different countries, by focusing on the security measures adopted by the Group’s providers and other third parties, and, in particular, by ensuring the security of cloud services provided by third parties.
Telecommunications companies worldwide face continuously increasing cybersecurity threats as businesses become increasingly digital and dependent on telecommunications, computer networks and cloud computing technologies. Remote access and teleworking of employees and collaborators is a common practice, as well as the use of cloud services provided by third parties. Thus, the risks associated with their use has increased, forcing companies to review the security controls beyond the perimeter of the corporate network. Likewise, the proliferation of IoT environments makes security management more complicated, given their volume and heterogeneous nature. All of the above, together with the professionalization of cybercriminals and their financing (which facilitates their adoption of emerging technologies and techniques, such as machine learning and artificial intelligence), is leading to an increase in the sophistication of cybercrime and the use of automated attack tactics that reduce the time frame that cyber-defense teams have to protect a company's digital assets. In addition, the Telefónica Group is aware of the possible cybersecurity risks arising from the various international conflicts, and is monitoring cyberattacks that may affect Telefónica's infrastructure, and maintaining contact with national and international organizations to obtain cyberintelligence information, without having so far detected a significant increase in attacks in Telefónica's perimeter compared to other previous periods, though this may change in the future. Cybersecurity threats may include gaining unauthorized access to the Group’s systems or propagating computer viruses or malicious software, to misappropriate sensitive information like customer data or disrupt the Group’s operations. In addition, traditional security threats, such as theft of laptop computers, data devices and mobile phones may also affect the Group along with the possibility that the Group’s employees or other persons may have access to the Group’s systems and leak data and/or take actions that affect the Group’s networks or otherwise adversely affect the Group or its ability to adequately process internal information or even result in regulatory penalties.
In particular, in the past three years, the Group has suffered various types of cybersecurity incidents that have included (i) intrusion attempts (direct or phishing), exploitation of vulnerabilities and corporate credentials being compromised; (ii) Distributed Denial of Service (DDoS) attacks, using massive volumes of Internet traffic that saturate the service; and (iii) exploitation of vulnerabilities to carry out fraud in respect of services provided by Telefónica. To date, none of these cybersecurity incidents have had material consequences for the Telefónica Group, but this may change in the future.
Although Telefónica seeks to manage these risks by adopting technical and organizational measures as defined in its digital security strategy, such as the use of early vulnerabilities detection, access control, log review of critical systems and network segregation, as well as the deployment of firewalls, intrusion-prevention systems, virus scanners and backup systems, it can provide no assurance that such measures are sufficient to avoid or fully mitigate such incidents. Therefore, the Telefónica Group has insurance policies in place, which could cover, subject to the policies terms, conditions, exclusions, limits and

Telefónica, S.A. 89

Condensed Consolidated Interim Financial Statements 2024

sublimits of indemnity, and applicable deductibles, certain losses arising out of these types of incidents. To date, the insurance policies in place have covered some incidents of this nature, however due to the potential severity and uncertainty about the evolution of the aforementioned events, these policies may not be sufficient to cover all possible losses arising out of these risks.
Climate change, natural disasters and other factors beyond the Group's control may result in physical damage to Telefónica's technical infrastructure that may cause unanticipated network or service interruptions or quality loss or otherwise affect the Group's business.
Climate change, natural disasters and other factors beyond the Group's control, such as system failures, lack of electric supply, network failures, hardware or software failures or the theft of network elements, can damage Telefónica's infrastructure and affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group.
Further, changes in temperature and precipitation patterns associated with climate change may increase the energy consumption of telecommunications networks or cause service disruption due to extreme temperature waves, floods or extreme weather events. These changes may cause increases in the price of electricity due to, for example, reduction in hydraulic generation as a result of recurrent droughts. Further, as a result of global commitments to tackle climate change, new carbon dioxide taxes may be imposed and could affect, directly or indirectly, Telefónica Group, and may have a negative impact on the Group’s operations and results. Telefónica analyses these risks in accordance with the recommendations of the Task Force on Climate-Related Financial Disclosures (“TCFD”).
Network or service interruptions or quality loss or climate-related risks could cause customer dissatisfaction, a reduction in revenues and traffic, the realization of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group, or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Financial Risks
Worsening of the economic and political environment could negatively affect Telefónica's business.
Telefónica’s international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments in these countries, such as economic uncertainty, inflationary pressures, rapid normalization of monetary policy, exchange rate or sovereign-risk fluctuations, as well as growing geopolitical tensions, may adversely affect Telefónica’s business, financial position, debt management, cash flows and results of operations and/or the performance of some or all of the Group’s financial indicators.
In recent years, successive shocks have ushered in a period characterized by extraordinary uncertainty and the simultaneous occurrence of multiple negative disruptions. Inflationary pressures arising from bottlenecks associated with the rapid post-pandemic recovery, coupled with increases in commodity prices, led to a robust response from central banks (raising interest rates and withdrawing liquidity from the system) and a significant loss of purchasing power for consumers. Additionally, the recent higher wage demands observed internationally, reflecting both the strength of labour markets, especially those in major developed economies, and the prevalence (though to a lesser extent than in the past) of wage indexation mechanisms, have also contributed to these inflationary pressures.
There are also doubts about the timing of the conclusion of the inflationary period, as geopolitical events such as the Russia-Ukraine and the Israel-Hamas armed conflicts, among others, negatively impact energy prices or maritime transport. Moreover, there is a risk that the decrease in global liquidity and elevated interest rates could generate increased financial volatility, giving rise to new stress episodes, as observed in the United Kingdom, especially if inflation proves to be more persistent than expected. Additionally, premature monetary easing by central banks could lead to resurgent inflation, potentially triggering a new stagflationary period akin to the 1970s.
Looking forward, elements that could worsen the effects of the current situation include the escalation of armed conflicts and potential disruptions to energy and goods supply, as well as possible additional increases in commodity prices. This could result in a potential de-anchoring of inflation expectations and higher-than-expected wage hikes, prolonging and amplifying the inflation-recession scenario. As a consequence of the above, economic growth is expected to remain weak in the short term, with the risk of recession still present in many parts of the world.
So far, the main European countries where the Group operates have been affected by the ongoing geopolitical conflicts mainly through the price channel (higher commodity prices, intermediate inputs and salary costs, among others), as their direct trade and financial exposure is limited. However, there continues to be a concern in Europe about energy dependence in

Telefónica, S.A. 90

Condensed Consolidated Interim Financial Statements 2024

the face of potential episodes of gas shortages. Latin America could be affected by lower external demand associated with slower global growth, deteriorating terms of trade and tighter financial conditions.
As of June 30, 2024, the contribution of each segment to the Telefónica Group's total assets was as follows: Telefónica Spain 26.3% (24.5% as of June 30, 2023), VMO2 7.9% (9.9% as of June 30, 2023), Telefónica Germany 17.4% (16.9% as of June 30, 2023), Telefónica Brazil 23.6% (24.4% as of June 30, 2023) and Telefónica Hispam 15.3% (15.0% as of June 30, 2023). Part of the Group's assets are located in countries that do not have an investment grade credit rating (in order of importance, Brazil, Argentina, Ecuador and Venezuela). Likewise, Venezuela and Argentina are considered countries with hyperinflationary economies in 2024 and 2023.
During the first half of 2024, the contribution of each segment to the Telefónica Group's revenues was as follows (does not include VMO2 that is recorded by the equity method and therefore does not contribute to the consolidated revenues): Telefónica Spain 30.6% (30.6% in the same period of 2023), Telefónica Germany 20.5% (20.8% in the same period of 2023), Telefónica Brazil 24.3% (23.0% in the same period of 2023) and Telefónica Hispam 21.1% (22.2% in the same period of 2023).
The main risks by geography are detailed below:
In Europe, there are several economic and political risks. Firstly, the evolution of armed conflicts poses a threat to growth and inflation prospects. Any worsening in the supply of gas, oil, food, or other goods due to disruptions in the transportation chain would negatively impact their prices, with a consequent effect on the disposable income of both households and businesses. In the medium term, this could result in wage increases, a persistent rise in inflation, and tighter monetary policy. Any of the above could have a negative impact on the cost of financing for the private sector, including Telefónica, and could trigger episodes of financial stress.
In addition, there is also a risk of financial fragmentation in the transmission of monetary policy in the eurozone, meaning that interest rates may react differently in different countries within the eurozone, leading to differences in yields on bonds issued by more indebted countries and those issued by less indebted countries, making it challenging for the former to access credit at low rates.
Lastly, Europe faces two significant long-term risks. First, a risk that Europe may fall behind in the global technological race in particular because of its dependence on several critical raw materials, indispensable for key sectors, that must be imported from other regions. Second, demographic factors such as declining birth rates and population aging may have a negative impact on the region's labor force and long-term growth prospects.
Regarding political risk, the 2024 European Parliament elections have allowed the central bloc to maintain a majority, but it remains to be seen whether greater fragmentation will hinder governance and the continuity of the ongoing agenda in fiscal and economic matters, climate and energy policy as well as other aspects of regional governance.
•Spain: there are several local sources of risks. One of them stems from the risk that high commodity prices and/or the emergence of wage pressures could prolong the inflationary episode with a deeper impact on household income. Secondly, and although the disbursement of Next Generation European Funds (NGEU) appears to be gaining traction, further delays or even designing flaws could limit their final impact on GDP growth and employment. In addition, as one of the most open countries in the world from a commercial point of view, being among the top ten countries in respect of capital outflows and inflows globally, Spain could be negatively impacted by the rise of protectionism and trade restrictions. Lastly, the impact of rising interest rates could be a source of financial stress due to high public indebtedness and lead to a possible correction in the real estate market. In the long term, the challenge is to increase potential growth through productivity and ensure the sustainability of public debt.
•Germany: the risk of energy shortages has diminished in recent months due to Europe's response in terms of diversification of energy sources and the rapid construction of regasification plants in the country. However, it is possible that problems with energy supply may arise again. Gas flows (from Russia via Ukraine) could be lower than expected, consumption could be higher due, for example, to an unusually cold winter, or competition for gas from other countries could increase. On the other hand, there is concern that higher-than-expected wage growth and/or higher input costs could lead to a more persistent inflation. As for the medium to long term, there is a risk that a potential escalation of geopolitical tensions could reduce international trade, or increase competition to German-made products with a consequent impact on the country’s potential growth, which is dependent on exports. In addition, long-term challenges remain, such as the ageing of the population.
•United Kingdom: a more persistent inflation could weigh on consumption and further depress economic growth. In particular, there is a concern that currently dynamic wage growth could lead to a further increase in the prices of goods and services, preventing inflation rates from normalizing as quickly as anticipated. On the other hand, although the UK

Telefónica, S.A. 91

Condensed Consolidated Interim Financial Statements 2024

economy has few direct trade links with Russia and Ukraine, it is vulnerable to developments in the global energy market as it is the second European economy with the largest share of gas in the energy mix. Finally, the formal exit of the United Kingdom from the European Union on December 31, 2020 (Brexit) has created new barriers to trade in goods and services, mobility and cross-border exchanges, which will continue to entail an economic adjustment in the medium term.
In Latin America, the exchange rate risk is currently considered moderate by the Telefónica Group, except in Argentina and Venezuela, but may increase in the future. The end of electoral events and rapid central bank actions to contain inflation may, at least partially, limit the impact of external risks (global trade tensions, abrupt movements in commodity prices, concerns about global growth, tightening U.S. monetary policy and financial imbalances in China) and internal risks (managing the monetary normalization and the possible fiscal deterioration) but there is no assurance that this will be the case.
•Brazil: fiscal sustainability and increased economic intervention remain the main domestic risk. The new administration has demonstrated its commitment to fiscal sustainability by announcing a new fiscal framework to replace the previous spending cap rule. Additionally, the Congress has also voted favorably on the tax reform aimed at simplifying the indirect tax system and promoting stronger and sustainable economic growth. So far, the economic measures announced by the new administration have helped alleviate uncertainty around economic policies, resulting in an upward revision of Brazil's credit rating outlook by S&P. Risks related to inflation and monetary policy remain at moderate levels with the approval and maintenance of the inflation target at low levels, despite the recent noise regarding monetary cycle.
•Argentina: macroeconomic and exchange rate risks remain high. The main internal challenges include achieving the political and social consensus necessary to keep reducing the public deficit and rebuilding international reserves in a context of high inflation, which jeopardizes the achievement of the new administration's objectives. On the external front, a global slowdown leading to reduced demand for exported products and lower prices would result in decreased foreign currency inflows, increasing vulnerability to volatility in international financial markets. Finally, the application of different price control measures and the still-existing exchange restrictions could adversely affect Telefónica's profitability.
•Chile, Colombia, Peru and Ecuador: these countries are exposed not only to changes in the global economy, given their vulnerability and exposure to changes in commodity prices, but also to tightening of global financial conditions. On the domestic side, existing political instability and the possibility of further social unrest and the resurgence of populism could have a negative impact in both the short and medium term. In this regard, measures that result in excessive growth in public spending that jeopardize fiscal balance could have a negative impact on sovereign credit ratings, further deteriorating local financing conditions. Inflation is becoming more persistent than expected, which could limit central banks' ability to respond to an abrupt drop in activity levels and could also increase the risk of financial instability. Political uncertainty has decreased in Chile, following the rejection of the new proposed Constitution in December 2023, but the maintenance of the former status quo could give rise to new social demands. In Colombia, the structural reforms promoted by Colombia's government are currently expected to be more market friendly due to the weakening of the government coalition. In Peru, the government succeeded in reducing the social protests against the installation of the new administration, although it remains politically weak. In Ecuador, the new government is dealing with a turbulent political situation and internal violence, marked by an increase in criminality.
As discussed above, the countries where the Group operates are generally facing significant economic uncertainties and, in some cases, political uncertainties. The worsening of the economic and political environment in any of the countries where Telefónica operates may materially adversely affect the Group’s business, financial condition, results of operations and/or cash flows.
The Group has experienced and in the future could experience impairment of goodwill, investments accounted for by the equity method, deferred tax assets or other assets.
In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill (which as of June 30, 2024, represented 17.6% of the Group’s total assets), deferred tax assets (which as of June 30, 2024, represented 6.0% of the Group’s total assets) or other assets, such as intangible assets (which represented 10.4% of the Group's total assets as of June 30, 2024), and property, plant and equipment (which represented 21.9% of the Group's total assets as of June 30, 2024). In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated at the time it is originated, and such calculation requires significant assumptions and judgment. In 2023 impairment losses in the goodwill of Telefónica Ecuador

Telefónica, S.A. 92

Condensed Consolidated Interim Financial Statements 2024

were recognized for a total of 58 million euros (impairment losses in other assets of Telefónica Argentina were recognized for a total of 77 million euros in 2022). In addition, VMO2, Telefónica's 50:50 joint venture with Liberty Global in the United Kingdom, recorded in 2023 an impairment of goodwill amounting to 3,572 million euros, with a negative impact of 1,786 million euros on the share of (loss) income of investments accounted for by the equity method in the consolidated income statement of the Group.
In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group’s ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement.
Further impairments of goodwill, deferred tax assets or other assets may occur in the future which may materially adversely affect the Group’s business, financial condition, results of operations and/or cash flows.
The Group faces risks relating to its levels of financial indebtedness, the Group's ability to finance itself, and its ability to carry out its business plan.
The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and the development of new technologies, the renewal of licenses and the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.
The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of June 30, 2024, the Group's gross financial debt amounted to 38,280 million euros (37,061 million euros as of December 31, 2023), and the Group's net financial debt amounted to 29,240 million euros (27,349 million euros as of December 31, 2023). As of June 30, 2024, the average maturity of the debt was 11 years (11.6 years as of December 31, 2023), including undrawn committed credit facilities.
A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Funding could be more difficult and costly to obtain in the event of a deterioration of conditions in the international or local financial markets due, for example, to monetary policies set by central banks, including increases in interest rates and/or decreases in the supply of credit, increasing global political and commercial uncertainty and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.
As of June 30, 2024, the Group's gross financial debt scheduled to mature in the following 12 months amounted to 4,467 million euros.
In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available as of June 30, 2024. As of June 30, 2024, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 11,386 million euros (10,681 million euros of which were due to expire in more than 12 months). Liquidity could be affected if market conditions make it difficult to renew undrawn credit lines. As of June 30, 2024, 6% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2025.
In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could adversely impact the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Finally, any downgrade in the Group’s credit ratings may lead to an increase in the Group's borrowing costs and could also limit its ability to access credit markets.
The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to interest rates or foreign currency exchange rates.
Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed); (ii) the value of long-term liabilities at fixed interest rates; and (iii) financial expenses and principal payments of inflation-linked financial instruments, considering interest rate risk as the impact of changes in inflation rates.
In nominal terms, as of June 30, 2024, 78% of the Group's net financial debt had its interest rate set at fixed interest rates for periods of more than one year. The effective cost of debt related interest payments for the last 12 months excluding leases was 3.58% as of June 30, 2024 compared to 3.80% as of December 31,

Telefónica, S.A. 93

Condensed Consolidated Interim Financial Statements 2024

2023. To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of June 30, 2024: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 53 million euros, whereas (ii) a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 53 million euros. For the preparation of these calculations, a constant position equivalent to the position at that date is assumed of net financial debt.
Exchange rate risk arises primarily from: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and the United Kingdom); (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. According to the Group's calculations, the impact on results, and specifically on net exchange differences, due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies to which the Group is most exposed, against the euro would result in exchange gains of 35 million euros as of June 30, 2024 and a 10% appreciation of Latin American currencies against the U.S. dollar and a 10% appreciation of the rest of the currencies to which the Group is most exposed, would result in exchange losses of 35 million euros as of June 30, 2024. These calculations have been made assuming a constant currency position with an impact on profit or loss as of June 30, 2024 taking into account derivative instruments in place.
In the first half of 2024, the evolution of exchange rates (without considering the effects of hyperinflationary countries) had a small positive impact in the year-on-year growth of the Group's consolidated revenues and the EBITDA in line with the first half of 2023. Furthermore, translation differences in the first half of 2024 had a negative impact on the Group's equity of 354 million euros (positive impact of 1,325 million euros in the first half of 2023).
The Telefónica Group uses a variety of strategies to manage this risk including, among others, the use of financial derivatives, which are also exposed to risk, including counterparty risk. The Group's risk management strategies may be ineffective, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows. If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial condition, results of operations and/or cash flows.
Legal and Compliance Risks
Telefónica and Telefónica Group companies are party to lawsuits, antitrust, tax claims and other legal proceedings.
Telefónica and Telefónica Group companies operate in highly regulated sectors and are and may in the future be party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the outcome of which is unpredictable.
The Telefónica Group is subject to regular reviews, tests and audits by tax authorities regarding taxes in the jurisdictions in which it operates and is a party and may be a party to certain judicial tax proceedings. In particular, the Telefónica Group is currently party to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax.
Telefónica Brazil maintained provisions for tax contingencies amounting to 357 million euros and provisions for regulatory contingencies amounting to 310 million euros as of June 30, 2024. In addition, Telefónica Brazil faces possible tax and regulatory contingencies for which no provisions are made (see Note 24 c. Provisions - Other Provisions - Telefónica Brazil and Note 25-Tax Matters - Tax Litigation in Telefónica Brazil, to the 2023 Consolidated Financial Statements). The Group makes estimates for its tax liabilities that the Group considers reasonable, but if a tax authority disagrees, the Group could face additional tax liability, including interest and penalties. There can be no guarantee that any payments related to such contingencies or in excess of Telefónica's estimates will not have a significant adverse effect on the Group’s business, results of operations, financial condition and/or cash flows. In addition to the most significant litigation indicated above, further details on these matters are provided in Notes 25 Tax Matters and 29 Other Information to the 2023 Consolidated Financial Statements. The details of the provisions for litigation, tax sanctions and claims can be found in Note 24 Provisions of the 2023 Consolidated Financial Statements.
Telefónica Group is also party to certain litigation in Peru concerning certain previous years' income taxes in respect of which Telefónica has been notified that the judicial resolutions which resolve the contentious administrative processes are unfavorable to the Group and will require it to pay taxes related to prior years. At the end of the relevant proceedings, the Tax Administration, through an administrative act, had to determine the amount of the payment obligation. The total provision as of June 30, 2024 amounted to 2,081 million Peruvian soles (approximately 508 million euros at the exchange rate at such date).

Telefónica, S.A. 94

Condensed Consolidated Interim Financial Statements 2024

An adverse outcome or settlement in these or other proceedings, present or future, could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
Increased scrutiny and changing expectations from stakeholders, evolving reporting and other legal obligations and compliance with Telefónica Group's own goals regarding ESG matters, may expose the Telefónica Group to various risks.
The Telefónica Group may be unable to adapt to or comply with increasingly demanding expectations from analysts, investors, customers and other stakeholders and new regulatory reporting or other legal requirements related to ESG issues. Further, expectations and requirements may differ from region to region, may be based on diverging calculation or other criteria and may experience material changes as they still are at their emerging phase.
Further, the Telefónica Group's disclosure of information on its ESG objectives and initiatives in its public reports and other communications (including its CO2 emission reduction targets) subjects it to the risk that it will fail to achieve these objectives and initiatives.
Although the Telefónica Group is working to comply with new ESG reporting requirements, to achieve its objectives, and to meet the expectations of its stakeholders in these matters, if the Company is unable to meet these expectations, fails to adequately address ESG matters or fails to achieve the reported objectives (including its CO2 emission reduction targets), the Telefónica Group’s reputation, its business, financial position, results of operations and/or cash flows could be materially and adversely affected.
The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.
The Telefónica Group is required to comply with the anti-corruption laws and regulations of the jurisdictions where it conducts operations around the world, including in certain circumstances with laws and regulations having extraterritorial effect such as the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010. The anti-corruption laws generally prohibit, among other conduct, providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage or failing to keep accurate books and records and properly account for transactions.
In this sense, due to the nature of its activities, the Telefónica Group is increasingly exposed to this risk, which increases the likelihood of occurrence. In particular, it is worth noting the continuous interaction with officials and public administrations in several areas, including the institutional and regulatory fronts (as the Telefónica Group carries out a regulated activity in different jurisdictions), the operational front (in the deployment of its network, the Telefónica Group is subject to obtaining multiple activity permits) and the commercial front (the Telefónica Group provides services directly and indirectly to public administrations). Moreover, Telefónica is a multinational group subject to the authority of different regulators and compliance with various regulations, which may be domestic or extraterritorial in scope, civil or criminal, and which may lead to overlapping authority in certain cases. Therefore, it is very difficult to quantify the possible impact of any breach, bearing in mind that such quantification must consider not only the economic amount of sanctions, but also the potential negative impact on the business, reputation and/or brand, or the ability to contract with public administrations.
Additionally, the Telefónica Group’s operations may be subject to, or otherwise affected by, economic sanctions programs and other forms of trade restrictions (“sanctions”) including those administered by the United Nations, the European Union, the United States, including by the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) and the United Kingdom. Sanctions restrict the Group’s business dealings with certain countries, territories, individuals and entities and may impose certain trade restrictions, among others, export and/or import trade restrictions to certain good and services. In this context, the provision of good and services by a multinational telecommunications group, such as the Telefónica Group, directly and indirectly, and in multiple countries, requires the application of a high degree of diligence to prevent the contravention of sanctions. Given the nature of its activity, the Telefónica Group’s exposure to these sanctions is particularly noteworthy.
Although the Group has internal policies and procedures designed to ensure compliance with the above mentioned applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or, otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group, its subsidiaries or they may be ultimately held responsible. In this regard, the Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty

Telefónica, S.A. 95

Condensed Consolidated Interim Financial Statements 2024

as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.
Notwithstanding the above, violations of anti-corruption laws and sanctions regulations could lead not only to financial penalties, but also to exclusion from government contracts, and the revocation of licenses and authorizations, and could have a material adverse effect on the Group's reputation, or otherwise adversely affect the Group's business, financial condition, results of operations and/or cash flows.

Telefónica, S.A. 96

www.telefonica.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 31, 2024	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.